As filed with the Securities and Exchange Commission on April 21, 2008.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LMI HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	6331	23-0794050
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number)	Number)

137 West Penn Avenue
Cleona, PA 17042
(717) 272-6655

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Rollin P. Rissinger, Jr.
President and Chief Executive Officer
LMI Holdings, Inc.
137 West Penn Avenue
Cleona, PA 17042
(717) 272-6655
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey P. Waldron, Esquire	Charles J. Ferry, Esquire
Wesley R. Kelso, Esquire	Rhoads & Sinon LLP
Stevens & Lee	12th Floor
620 Freedom Business Center	One South Market Square
Suite 200	Harrisburg, PA 17108
King of Prussia, PA 19406	(717) 233-5731
(610) 205-6028
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box: ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☑
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

Proposed
Title of each class		Maximum	Proposed Aggregate	Amount of
of securities to be	Amount to be	Offering Price	Maximum Offering	Registration
registered	Registered	Per Share	Price(1)	Fee(2)
Common Stock, $0.01 par value per share	1,588,889 shares	$10.00	$15,888,890	$629.00

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Calculated in accordance with Rule 457(a)
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated _________, 2008
PROSPECTUS
LMI HOLDINGS, INC.
     We are offering up to 1,588,889 shares of our common stock for sale in connection with the conversion of Lebanon Mutual Insurance Company, or Lebanon Mutual, from the mutual to the stock form of organization. Immediately following the conversion, we will acquire all of the newly issued shares of Lebanon Mutual common stock and will become the holding company for Lebanon Mutual. We are offering shares of our common stock in a subscription offering in the following order of priority:
•	policyholders of Lebanon Mutual as of December 19, 2007;

•	our employee stock ownership plan, which we refer to as our ESOP;

•	officers, directors and employees of Lebanon Mutual; and

•	Griffin MTS Partners, LLC, a private equity fund formed for the purpose of sponsoring our conversion. We refer to Griffin MTS Partners, LLC as Griffin MTS.
     On December 19, 2007, we and Lebanon Mutual adopted a Plan of Conversion, which we refer to as the Plan, and simultaneously entered into an Investment Agreement with Griffin MTS. The Plan and the Investment Agreement were amended and restated on April 16, 2008. Under the terms of the Investment Agreement, Griffin MTS agreed to:
•	advance substantially all of the costs of the conversion in exchange for a fee of $2.4 million, which is due at closing; and

•	purchase the lesser of (i) 35% of the number of shares sold in the conversion offering or (ii) $6.5 million in shares, in exchange for a right, subject to regulatory approval, to require us to repurchase this investment beginning on the first anniversary of the conversion and ending on the fourth anniversary of the conversion at a price equal to $12.50 per share.
     The subscription offering will end at noon, Eastern Time, on                     , 2008. Any shares of our common stock not sold in the subscription offering may be offered in a community offering, which will end concurrently with the subscription offering unless extended by us. We refer to the subscription offering and the community offering as the conversion offering. See “The Conversion.”
     A minimum of 1,020,000 shares of common stock must be sold in the conversion offering to complete the conversion. We may sell between 1,020,000 and 1,380,000 shares without resoliciting purchasers. Our ESOP will purchase 10% of the total number of shares sold in the conversion offering, and Griffin MTS has the right to purchase at least 50,000 shares. Therefore, the maximum number of shares sold may be increased to 1,588,889 shares solely to accommodate the 10% interest being purchased by our ESOP and the 50,000 shares being purchased by Griffin MTS. Shares issued to Griffin MTS and the ESOP will be counted toward satisfaction of the minimum amount. If more orders are received than shares offered, shares will be allocated in the manner and priority described in this prospectus. See “The Conversion.”
     The minimum number of shares that a person may subscribe to purchase is 25 shares. Except for our ESOP and Griffin MTS, the maximum number of shares that a person may purchase is 50,000 shares. For further information regarding the limitations on purchases of common stock in the conversion offering, see “The Conversion — Limitations on Purchases of Common Stock.” Once submitted, orders are irrevocable unless we terminate the conversion offering or extend the offering beyond                     , 2008. Funds received prior to completion of the conversion offering will be held in an escrow account at an independent trust company. If the conversion offering is terminated prior to completion, purchasers will have their funds returned promptly, without interest.
     Stifel Nicolaus & Company, Inc. (“Stifel Nicolaus”) will use its best efforts to assist us in selling our common stock in the conversion offering, but is not obligated to purchase any shares of common stock that are being offered for sale. Purchasers will not pay any commission to purchase shares of common stock in the conversion offering.
     There is currently no public market for our common stock. Stifel Nicolaus has advised us that it intends to make a market in the common stock, but it is under no obligation to do so. We have applied for the quotation of our common stock on the NASDAQ Capital Market under the symbol “LMIH.”
     This investment involves risk. For a discussion of the material risks that you should consider, see “Risk Factors” beginning on page ___of this prospectus.
OFFERING SUMMARY
Price: $10.00 per share

				Adjusted
	Minimum	Midpoint	Maximum	Maximum
Number of shares offered	1,020,000	1,200,000	1,380,000	1,588,889
Gross offering proceeds	$10,200,000	$12,000,000	$13,800,000	$15,888,890
Less: Proceeds from ESOP shares (1)	$1,020,000	$1,200,000	$1,380,000	$1,588,890
Offering expenses (2)	$2,500,000	$2,500,000	$2,500,000	$2,500,000
Commissions (3)	$-0-	$-0-	$-0-	$-0-
Net proceeds	$6,680,000	$8,300,000	$9,920,000	$11,800,000
Net proceeds per share	$6.55	$6.92	$7.19	$7.43

(1)	The calculation of net proceeds from this offering does not include the shares being purchased by our ESOP because we will loan a portion of the proceeds to the ESOP to fund the purchase of such shares. The ESOP is purchasing such number of shares as will equal 10% of the total number of shares sold in the conversion offering.

(2)	Includes $75,000 and $25,000 that Lebanon Mutual paid as retainers to Stevens & Lee and Griffin Financial in 2007 for services performed in connection with the offering.

(3)	Assumes that no shares are sold in a syndicated community offering.
     Neither the Securities and Exchange Commission, the Pennsylvania Insurance Department nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
For assistance, please call the Stock Information Center at                     .

Stifel Nicolaus & Company, Incorporated

     The date of this Prospectus is                     , 2008

(i)

CERTAIN IMPORTANT INFORMATION
     You should rely only on the information contained in this prospectus. We have not, and Stifel Nicolaus has not, authorized any other person to provide information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and Stifel Nicolaus are offering to sell and seeking offers to buy our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our web site is not part of this prospectus.
     In this prospectus:
•	“LMI Holdings,” “we,” “us” and “our” refer to LMI Holdings, Inc. prior to completion of the conversion and after completion of the conversion refer to LMI Holdings, Inc. and all of its subsidiaries;

•	the “conversion” refers to a series of transactions by which Lebanon Mutual will convert from a mutual property and casualty insurance company to a stock property and casualty insurance company, become a subsidiary of LMI Holdings and change its name to Lebanon Insurance Company;

•	the “offering” and the “conversion offering” refer to the offering by LMI Holdings of up to 1,588,889 shares of its common stock to eligible subscribers under the Plan of Conversion in a subscription offering and, if necessary, to the general public in a community offering; and

•	“members” refers to the named insureds under an insurance policy issued by Lebanon Mutual.

PROSPECTUS SUMMARY
          This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. To understand the offering fully, you should read this entire prospectus carefully, including the financial statements and the notes to the financial statements of Lebanon Mutual included in this prospectus.
LMI Holdings, Inc.
          We are a Pennsylvania corporation organized to act as the holding company for Lebanon Mutual following its conversion from mutual to stock form. We are not an operating company, have not engaged in business to date, and have no significant assets or liabilities. Our executive offices are located at 137 West Penn Avenue, Cleona, Pennsylvania 17042, and our telephone number is (800) 932-0363.
Lebanon Mutual Insurance Company
          Organized in 1856, Lebanon Mutual is a Pennsylvania-domiciled mutual insurance company that offers a wide array of property and casualty insurance products designed to meet the insurance needs of main street businesses and individual property owners in Pennsylvania. Lebanon Mutual has two operating segments: commercial lines insurance and personal lines insurance. Lebanon Mutual’s products include commercial multi-peril, general liability, workers compensation, fire and inland marine, commercial automobile and homeowners coverages. Lebanon Mutual markets its products through a network of over 150 independent producers in Pennsylvania.
          Lebanon Mutual has been assigned a “B++” (Good) rating by A.M. Best.
          For the year ended December 31, 2007, Lebanon Mutual had direct written premiums of $13.6 million, revenues of $10.6 million, and net income of $582,978, and at December 31, 2007, Lebanon Mutual had assets of $27.8 million, total equity of $13.1 million, and over 14,000 property and casualty policies in force.
          Lebanon Mutual’s principal office is located at 137 West Penn Avenue, Cleona, Pennsylvania 17042, and its telephone number is (800) 932-0363.
Griffin MTS
          Griffin MTS is a newly formed Pennsylvania limited liability company created for the sole purpose of entering into the Investment Agreement with us and performing its obligations under that agreement. Griffin MTS was formed at the direction of Stevens & Lee, a regional law firm that is acting as our special counsel in connection with the conversion, and Griffin Financial Group, LLC, which we refer to as Griffin Financial, a licensed broker dealer and indirect subsidiary of Stevens & Lee. Stevens & Lee intends to be an investor in Griffin MTS. Stevens & Lee is the sole shareholder of Griffin Financial.
          Because Stevens & Lee is acting as our special counsel in the conversion and indirectly acting as the sponsor of the conversion through its affiliate, Griffin MTS, an inherent conflict of interest exists. In our engagement letter with Stevens & Lee, we expressly acknowledge and waive this conflict of interest. However, in addition, and at the advice of Stevens & Lee, we have retained separate, independent counsel to advise us regarding issues in which the interests of Stevens & Lee or its affiliates are potentially adverse.
Background of the Conversion
          In 2004, Lebanon Mutual’s board of directors authorized Griffin Financial to solicit indications of interest from stock insurance companies for a sponsored conversion transaction in which Lebanon Mutual would convert from mutual to stock form and simultaneously be acquired by the sponsoring stock insurance company. Because of Lebanon Mutual’s small size, the significant cost of a mutual to stock conversion and the fact that Lebanon Mutual had recently experienced poor operating results, Griffin Financial was unable to identify an appropriate sponsor. Since then, Lebanon Mutual’s earnings performance has improved significantly, and Stevens & Lee and Griffin Financial have committed to create Griffin MTS to sponsor completion of the conversion. We believe the completion of the conversion will give us strategic flexibility and permit us to achieve our operational goals. See “The Conversion—Background and Reasons for the Conversion”.
The Investment Agreement and Related Agreements
          To facilitate the conversion, LMI Holdings and Lebanon Mutual entered into an Investment Agreement with Griffin MTS. Under the Investment Agreement, Griffin MTS will finance the completion of the conversion (and absorb the related costs if the conversion does not close) and agree to purchase a significant interest in Lebanon Mutual to help insure completion of the conversion. Griffin MTS expects to seek third party investors in a separate private placement offering of units in Griffin MTS to fund its obligations under the Investment Agreement. However, Stevens & Lee has guaranteed Griffin MTS’s obligations under the Investment Agreement, and therefore completion of the conversion is not conditioned upon Griffin MTS attracting third party investors to purchase units in Griffin MTS.
          Simultaneously with the execution of the Investment Agreement, we entered into engagement letters with Stevens & Lee and Griffin Financial for legal services and financial advisory services, respectively. Pursuant to these engagement letters, we paid Stevens & Lee a retainer of $75,000 and we paid Griffin Financial a retainer of $25,000. Except as described below, both Stevens & Lee and Griffin Financial have agreed to seek payment for all future services provided in connection with the conversion solely from Griffin MTS.
          The principal terms of the Investment Agreement are as follows:
•	Griffin MTS has agreed to jointly engage with us all providers of professional services in connection with the conversion, pay all professional fees and expenses and other out-of-pocket expenses prior to completion of the conversion, and absorb all costs and fees in the event the conversion is not completed, unless the reason for non-completion is because we elect to abandon the transaction.

•	Fees and expenses that Griffin MTS has agreed to pay include, among others, our independent counsel, our appraiser, the Pennsylvania Insurance Department’s appraiser, our independent registered public accountants, our marketing agent, Stifel Nicolaus, our financial printer and other filing fees and incidental expenses. Like Stevens & Lee and Griffin Financial, each provider of professional services has agreed to look solely to Griffin MTS for payment of its fees and expenses. As of the date hereof, Griffin MTS has advised us that it estimates that professional fees and expenses, other than the fees and expenses of Stevens & Lee and Griffin Financial, will be between $900,000 and $1,000,000.

•	Upon completion of the conversion, we have agreed to pay Griffin MTS a fee of $2.4 million out of the net proceeds of the offering. This payment will reimburse Griffin MTS for fees and expenses of the other professionals that it has advanced or will pay at the closing. Of the remaining amount, Griffin MTS expects to pay $275,000 to Griffin Financial for its financial advisory services and the balance will be paid to Stevens & Lee for its legal services and for assuming the risk related to its guarantee of the performance of Griffin MTS’s obligations under the Investment Agreement.

•	Griffin MTS has agreed to purchase in the conversion the lesser of (i) 35% of the number of shares sold in the offering, or (ii) $6,500,000 (650,000 shares). Griffin MTS will have the right under the Plan of Conversion to purchase 50,000 shares in the subscription offering and has agreed to submit an order in the community offering for the balance of the shares that it has agreed to purchase. We will have the option to accept or reject, in whole or in part, the order submitted by Griffin MTS in the community offering. The shares purchased by Griffin MTS will be a separate class of common stock designated as class B common stock. Except as described below, the class B common stock will be identical in all respects to the class A common stock.

•	If we reject all or any portion of Griffin MTS’ order in the community offering, then in exchange for Griffin MTS raising the capital necessary to satisfy its agreement to purchase, we have agreed to pay to Griffin MTS a fee of $1.25 for each share that it orders in the community offering that we do not issue to Griffin MTS.

•	As long as Griffin MTS holds its class B common stock, it will be entitled to vote as a separate class and elect one director to our board of directors and will vote together with the class A common stock with respect to the election of all other directors.

•	As long as Griffin MTS holds its class B common stock, it will agree to vote its class B common stock in favor of our nominees for the board of directors, for our stock-based compensation program and otherwise in accordance with the wishes of our board of directors, including any acquisition proposal.

•	Griffin MTS has agreed not to increase its ownership interest in class A or class B common stock or otherwise take any steps to assert control over us for a period of three years.

•	Beginning on the first anniversary of the conversion and continuing until the fourth anniversary of the conversion, and subject to the prior approval of the Pennsylvania Insurance Department, Griffin MTS will have the right to require us to repurchase all, but not less than all, of its class B common stock at a price of $12.50 per share plus any unpaid accrued dividends.

•	In the event that Griffin MTS asks us to redeem its class B common stock and the Pennsylvania Insurance Department does not permit the redemption, the class B common stock will accrue a dividend at the rate of $0.50 per share, per annum until the redemption is approved. Payment of the dividend will be subject to the prior approval of the Pennsylvania Insurance Department.

•	Until the fourth anniversary of the conversion, Griffin MTS, as holder of the class B common stock voting as a separate class, has the right to disapprove any fundamental transaction such as a merger or sale of LMI Holdings or Lebanon Mutual that does not provide for the redemption or purchase of the class B common stock at a price of at least $12.50 per share plus any unpaid accrued dividends.

•	Beginning six months after completion of the conversion, Griffin MTS will have the right to sell in the open market shares that it purchased in the conversion offering, subject to a weekly and an aggregate volume limitation. However, if we give written notice to Griffin MTS, it must cease any market sales for 30 days. Griffin MTS has agreed that it will not sell shares in any week in an amount in excess of 0.50% of our outstanding shares and that it will stop selling any shares in the open market upon its receipt of a written request from us. Beginning on the third anniversary of the conversion, Griffin MTS is free to sell any or all of its class B common stock in the market or in privately negotiated transactions. Griffin MTS has also agreed to offer to sell such shares to us prior to selling any shares to any other person. Upon any sale, the class B common stock automatically converts into class A common stock and all attributes of the class B common stock sold, including the redemption and dividend rights described herein, terminate.
Our Strategic Position After the Conversion
          We believe that completion of the conversion will provide us with strategic flexibility. With increased capital we will be positioned to grow as an independent company and achieve our operational goals. Conversely, as a stock company we will be more attractive as an acquisition partner because the transaction costs to complete a stock acquisition are dramatically less than the cost of a sponsored conversion. Furthermore, our stronger operating performance, stronger capitalization and ability to provide premium growth to an acquisition partner in a market in which premium prices are declining (a so-called “soft” market) should be attractive. Although we believe we will be a more attractive acquisition partner after the conversion, we have not recently sought an acquisition partner, and we have no immediate plans to seek an acquisition partner after completion of the conversion. Purchasers of our common stock in the offering should not purchase our common stock in anticipation of a subsequent sale of the company.

Our Operational Goals
     We are primarily a commercial property and casualty insurer. As of December 31, 2007, commercial lines business constituted approximately 72% of our direct written premiums. We expect that the commercial lines business will remain our focus, and we will use the capital generated by the conversion to strengthen this core competency. Specifically, our goals are to:
-	Increase commercial and casualty writings. We intend to increase our volume of casualty business by expanding our commercial and casualty lines and marketing these lines to our existing producers and by forming and developing relationships with new producers that are focused on commercial and casualty business.

-	Attract and retain high-quality insurance producers. We intend to implement this strategy through increased marketing activities in targeted growth markets to attract high quality producers. We believe the increased capital resulting from the conversion may enable us to eventually secure a higher rating from A.M. Best Company, which should help us to attract producers. This increased marketing effort will require hiring additional marketing personnel.

-	Invest in technology. We will continue to invest in technology, both to make our system more user-friendly for our producers and facilitate increases in premium volume and to improve our profitability by reducing expenses.

-	Reduce our reliance on reinsurance. We believe the increased capital from the conversion will allow us to increase the risk we retain on individual policies, which will increase our net premium volume.

-	Diversify our business geographically. We intend to increase our business outside Pennsylvania by selectively expanding our producer relationships. Geographic expansion will most likely be focused on the Mid-Atlantic region of the United States, but we intend to explore any opportunities that arise to determine if they are financially attractive.
Result of this Offering and the Conversion
     After this offering and the conversion are completed, LMI Holdings will be a publicly held company that owns all of the stock of Lebanon Mutual. If you purchase stock in the conversion offering, you will become a shareholder of LMI Holdings when the conversion becomes effective. If you do not purchase stock in the offering, you will have no interest in Lebanon Mutual or LMI Holdings after the conversion. You are not required to purchase any shares of our common stock. The insurance coverage under any Lebanon Mutual policy that you own will not be affected by the conversion or by your response to the offering. For additional details, see “The Conversion—Effect of Conversion on Policyholders.”

Subscription Rights
     Each person or entity who was a named insured at the close of business on December 19, 2007, under an existing insurance policy issued by Lebanon Mutual (we refer to these policyholders as “eligible policyholders”), is receiving subscription rights in this offering. A subscription right is a right to purchase LMI Holdings common stock. Eligible policyholders are prohibited by law from selling or transferring subscription rights.
How Do I Buy Stock in the Offering?
     To buy common stock in the offering, sign and complete the stock order form that accompanies this prospectus and send it to us with your payment in the envelope provided so that it is received no later than noon, Eastern Time on                     , 2008. Payment may be made by check or money order payable to “LMI Holdings, Inc.” After you send in your payment, you have no right to modify your investment or withdraw your funds without our consent, unless we extend the offering to a date later than                     , 2008, or resolicit orders because of a change in the valuation of Lebanon Mutual. See “The Conversion—If Subscriptions Received in all of the Offerings Combined Do Not Meet the Required Minimum.” Our consent to any modification or withdrawal request may or may not be given in our sole discretion. We may reject an incomplete or late stock order. If we extend the offering to a date later than                     , 2008, you will be given the opportunity to cancel, modify or confirm your order by the extended expiration date or your money will be refunded without interest. The offering may not be extended to a date later than                                         .
Limits on Your Purchase of Common Stock
     The minimum number of shares a person or entity may subscribe for in the conversion offering is 25 shares ($250). Except for the ESOP and Griffin MTS, the maximum number of shares that a person or entity, together with any affiliate, associate or any person or entity with whom he or she is acting in concert, may purchase is 50,000 shares. For this purpose, an associate of a person or entity includes:
•	such person’s spouse;

•	relatives of such person or such person’s spouse living in the same house;

•	companies, trusts or other entities in which such person or entity holds 10% or more of the equity securities; or

•	a trust or estate in which such person or entity holds a substantial beneficial interest or serves in a fiduciary capacity.
     We may decrease or increase the maximum purchase limitation without further notice. See “ The Conversion—Limitations on Purchases of Common Stock.”
     The ESOP will purchase 10% of the shares of common stock to be issued in the conversion. In addition, Griffin MTS has agreed to purchase the lesser of (i) 35% of the shares issued in the conversion or (ii) $6,500,000 (650,000 shares).

Determination of Offering Price and Total Number of Shares Offered in the Conversion
     Feldman Financial Advisors, Inc. (“Feldman Financial”), has determined that as of April 11, 2008, the pro forma market value of Lebanon Mutual as a subsidiary of LMI Holdings was between $10,200,000 and $13,800,000. The total number of shares offered in the conversion offering was obtained by first taking the high end of the range of that valuation and dividing that amount by the $10.00 per share offering price, for a total of 1,380,000 shares. We then added 50,000 shares to allow for the purchase by Griffin MTS of the shares of common stock that it has agreed to purchase in the subscription offering pursuant to the Investment Agreement and 158,889 shares to allow for the purchase by the ESOP of 10% of the shares of common stock to be issued in the conversion. We determined the $10.00 per share offering price in consultation with Stifel Nicolaus and Feldman Financial. See “Risk Factors—Risk Factors Relating to the Ownership of LMI Holdings Stock.”
     Immediately following the completion of the subscription offering and the community offering, Feldman Financial will submit to the Pennsylvania Insurance Department and us an updated valuation of the pro forma fair market value of Lebanon Mutual as a subsidiary of LMI Holdings as of that date. If this updated valuation falls within the valuation range described in this prospectus, and the other conditions (described below) to the completion of the offering are satisfied, the offering will be completed. If this updated valuation does not fall within the valuation range described in this prospectus, then we will either cancel the offering and return all funds, without interest, or extend the offering to a date no later than                     . In the event of an extension, we will solicit new orders and each person eligible to purchase shares in the offering will be given the opportunity to cancel, modify or confirm his or her order based on the updated valuation range.
Use of Proceeds
     We expect the net proceeds of the conversion offering to be between $7.7 million and $13.4 million, after the payment of $2.5 million in offering expenses (of which $100,000 has been paid) that we have agreed to pay under the Investment Agreement. We intend to use the net proceeds from the conversion offering as follows:

		Amount
	Amount	at the
	at the	adjusted
	minimum	maximum
Use of Net Proceeds(1)
Loan to ESOP	$1,020,000	$1,588,890
General corporate purposes	6,680,000	11,800,000

Total	$7,700,000	$13,388,890

(1)	A portion of the net proceeds may also be used to fund our redemption obligation to Griffin MTS beginning one year after completion of the offering.
     After paying our offering expenses, we will use the net proceeds received from the sale of common stock in the conversion offering to make a loan to our ESOP in an amount sufficient to permit the plan to buy up to 10% of the shares sold in the conversion offering.

     We have received regulatory approval to contribute ___% of the net proceeds from the offering to Lebanon Mutual. In exchange, we will receive all of the authorized capital stock of Lebanon Mutual.
     On a short-term basis, the remaining net proceeds will be invested primarily in U.S. government securities, other federal agency securities, and other securities consistent with our investment policy. These net proceeds will be available for a variety of corporate purposes.
     Except for the foregoing, we currently have no specific plans, intentions, arrangements or understandings regarding the proceeds of the offering.
The Subscription and Community Offerings
     In the subscription offering, shares of common stock are being offered to eligible subscribers in the following order of priority:
•	First: To policyholders as of December 19, 2007;

•	Second: To the ESOP;

•	Third: To directors, officers and employees of Lebanon Mutual; and

•	Fourth: To Griffin MTS up to a maximum of 50,000 shares.
     In the community offering, shares of common stock are being offered to members of the general public with preference given to:
(i)	Griffin MTS;

(ii)	natural persons and trusts of natural persons (including individual retirement and Keogh retirement accounts and personal trusts in which such natural persons have substantial interests) who are residents of Berks, Dauphin, Lancaster, or Lebanon Counties in Pennsylvania;

(iii)	licensed insurance agencies and brokers that have been appointed by Lebanon Mutual to market and distribute policies of insurance; and

(iv)	policyholders under policies of insurance issued by Lebanon Mutual after December 19, 2007.
     The eligible policyholders and the directors, officers and employees of Lebanon Mutual have the right to purchase shares of common stock in the conversion based on these priorities. Our ESOP also has the right to purchase shares in this offering in an amount equal to 10% of the shares sold in the conversion offering, and Griffin MTS has the right to purchase 50,000 shares. We call the offering of the common stock to these constituents the “subscription offering.”
     We refer to the offering of the common stock to the general public as the “community offering.” Unlike the subscription offering, purchasers in the community offering do not have any right to purchase shares in the offering, and their orders are subordinate to the rights of the eligible subscribers in the subscription offering. Griffin MTS has agreed to purchase the lesser of (i) 650,000 shares and (ii) an amount equal to 35% of the shares sold in the conversion offering, but we have the right to accept or reject, in whole or in part, Griffin MTS’ offer to purchase shares in excess of the 50,000 shares that it has the right to purchase in the subscription offering.
     Any of the 1,380,000 offered shares of common stock not subscribed for in the subscription offering may be sold in the community offering. However, we reserve the absolute right to accept or reject any orders in the community offering, in whole or in part. The community offering may be held concurrently with the subscription offering.
The Syndicated Community Offering
     If participants in the subscription and community offerings, including Griffin MTS and the ESOP, purchase fewer than 1,380,000 shares, we, in our sole discretion, may sell additional shares on a best efforts basis using a syndicate of registered broker dealers managed by Stifel Nicolaus.
Oversubscription
     If you are an eligible policyholder, director, officer or employee of Lebanon Mutual, and we receive subscriptions in the subscription offering for more than 1,380,000 shares, which is the maximum number being offered to eligible policyholders, directors, officers and employees of Lebanon Mutual, your subscription may be reduced. In that event, no shares will be sold in the community offering, and the shares of common stock will be allocated first to eligible policyholders and then to directors, officers and employees of Lebanon Mutual. The maximum number of shares being offered will be increased to the extent necessary to allow Griffin MTS to purchase 50,000 shares and the ESOP to purchase 10% of the shares issued in the conversion.
     If eligible policyholders subscribe for more than 1,380,000 shares, no shares of common stock will be sold to directors, officers and employees of Lebanon Mutual (except in his or her capacity as an eligible policyholder). The shares of common stock will be allocated so as to permit each subscribing eligible policyholder to purchase up to 1,000 shares (unless the magnitude of subscriptions does not permit such an allocation). Any remaining shares will be allocated among the eligible policyholders who subscribe for more than 1,000 shares in proportion to the respective amounts of shares for which they subscribe. For a more complete description of the allocation procedures in the event of an oversubscription by eligible policyholders, see “The Conversion— Subscription Offering.”
     If eligible policyholders subscribe for less than 1,380,000 shares, but together with directors, officers and employees of Lebanon Mutual, subscribe for more than 1,380,000 shares, each eligible policyholder will be allowed to purchase the full amount of shares for which he or she subscribed, and the remaining shares of common stock will be allocated among the directors, officers and employees on a pro-rata basis.
     If we receive in the subscription offering subscriptions for less than 1,380,000 shares of common stock, but in the subscription and community offerings together we receive subscriptions and orders for more than 1,380,000 shares, we will sell to participants in the subscription offering the number of shares sufficient to satisfy their subscriptions in full, and then may accept orders in the community offering, and if necessary, the syndicated community offering, provided that the total number of shares sold in all three offerings does not exceed 1,588,889 shares (including the shares sold to the ESOP and Griffin MTS).
Undersubscription
     If the number of shares purchased in the subscription, community and syndicated offerings are collectively less than 1,020,000, then we may choose to return all funds received in the offerings promptly to purchasers, without interest. Alternatively, we may cause a new valuation of the pro forma market value of Lebanon Mutual, as a subsidiary of LMI Holdings, to be performed, and based on this valuation commence a new offering of the common stock. In that event, people who submitted subscriptions or orders will be permitted to cancel, modify, or confirm their orders.
Shares Outstanding Immediately After the Offering
     After the offering, there will be a minimum of 1,020,000 shares and a maximum of 1,588,889 shares issued and outstanding (including the shares that will be issued in the conversion to the ESOP and Griffin MTS).
Management Purchases of Stock
     All of the directors of LMI Holdings and Lebanon Mutual are eligible policyholders. The directors and executive officers, together with their affiliates and associates, propose to purchase approximately 25,500 shares of common stock in the conversion. This amount does not include any of the shares of common stock to be purchased by the ESOP. The shares purchased by those members of the management group who are eligible policyholders will be purchased in that capacity and not in their capacity as a director or officer. The total shares purchased by the management group and their affiliates and associates are not permitted to exceed 35% of the shares issued in the conversion. For additional discussion, see “The Conversion — Proposed Management Purchases.”
Benefits to Management
     Upon completion of the conversion, the ESOP will own 10% of the total shares of common stock issued in the conversion. These shares will be awarded by the ESOP over a 10-year period to Lebanon Mutual’s employees, including its executive officers, as a retirement benefit.
     The board of directors of LMI Holdings intends to adopt, after the conversion, a stock-based incentive plan for LMI Holdings’ directors and selected officers and employees. This benefit plan will be submitted to LMI Holdings’ shareholders for approval. However, under applicable law, it cannot be proposed to shareholders until at least six months after the conversion has been completed. In the Investment Agreement, Griffin MTS has committed to vote shares it holds in favor of the stock-based incentive plan.

     Under the proposed stock-based incentive plan, LMI Holdings may grant options to purchase common stock or award shares of restricted stock to directors and selected officers and employees. The exercise price of stock options granted will be the fair market value of the common stock on the date of the option grant. All awards granted under the stock-based incentive plan will be subject to such vesting, performance criteria, or other conditions as the compensation committee may establish. A number of shares equal to 10% of the shares issued in the conversion (including shares issued to the ESOP and Griffin MTS) will be reserved for future issuance upon the exercise of stock options and a number of shares equal to 4% of the shares issued in the conversion (including shares issued to the ESOP and Griffin MTS) will be reserved for future issuance upon the award of restricted stock. No decisions concerning the number of shares to be awarded or options to be granted to any director, officer or employee have been made at this time.
     The following table presents information regarding the participants in each benefit plan, and the total amount, the percentage, and the dollar value of the stock that we intend to set aside for our ESOP and stock-based incentive plan. No options or restricted shares will be issued under the stock-based incentive plan until at least six months after the completion of the conversion. The table assumes the following:
•	that 1,380,000 shares will be sold in the conversion;

•	that shares issued pursuant to restricted stock awards under the stock-based incentive plan will be issued from authorized but unissued common stock;

•	that shares issued pursuant to the exercise of stock options granted under the stock-based incentive plan will be issued from authorized but unissued common stock; and

•	that the value of the stock in the table is $10.00 per share.
     Options are assigned no value because their exercise price will be equal to the fair market value of the stock on the day the options are granted. As a result, anyone who receives an option will benefit from the option only if the price of the stock rises above the exercise price and the option is exercised.

		% of		Value of Shares
	Individuals Eligible to	Shares	Number of	Based on $10.00
Plan	Receive Awards	Issued	Shares	Share Price
ESOP	All eligible full-time employees	10.0%	138,000	$1,380,000

Shares available under the stock-based incentive plan for restricted stock awards	Directors and selected officers and employees	4.0%	55,200	$552,000

Shares available under the stock-based incentive plan for stock options	Directors and selected officers and employees	10.0%	138,000	(1)

(1)	Stock options will be granted with a per share exercise price at least equal to the market price of our common stock on the date of grant. The value of a stock option will depend upon increases, if any, in the price of our common stock during the term of the stock option.

Deadlines for Purchasing Stock
     The subscription and community offerings will terminate at noon, Eastern Time, on ___, 2008, unless extended. They may be extended to a date no later than                     . The syndicated offering, if that offering is conducted, may terminate at any time without notice but no later than 45 days after the termination of subscription and community offerings.
Conditions That Must Be Satisfied Before We Can Complete the Offering and Issue the Stock.
     Before we can complete the offering and issue our stock:
•	Lebanon Mutual’s eligible policyholders must approve the Plan of Conversion; and

•	We must sell at least the minimum number of shares offered.
Termination of the Offering
     We have the right to terminate the offering and cancel the conversion. If we terminate the offering or cancel the conversion, your money will be promptly refunded, without interest.
Dividend Policy
     We currently do not intend to pay dividends to shareholders of LMI Holdings. In addition, as a condition to the order of the Pennsylvania Insurance Department approving the conversion and LMI Holdings’ acquisition of Lebanon Mutual, during the three-year period immediately following the conversion, the payment of any dividends from LMI Holdings to its shareholders and from Lebanon Mutual to LMI Holdings requires the prior approval of the Pennsylvania Insurance Department. However, if we fail to redeem the class B shares from Griffin MTS, we are required to accrue cash dividends on those shares under the terms of the class B shares, as provided in the articles of incorporation for LMI Holdings. For additional information regarding restrictions on our ability to pay cash dividends, see “Dividends.”
How You May Obtain Additional Information Regarding the Conversion
     If you have any questions regarding the conversion or the stock offering, please call the Stock Information Center at (___)                     , Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends. Our Stock Information Center is located at 137 West Penn Avenue, Cleona, Pennsylvania. Additional copies of the materials will be available at the Stock Information Center.

RISK FACTORS
          Before you invest in the common stock, you should carefully consider the following risk factors. You should also refer to the other information in this prospectus, including the financial statements and accompanying notes included elsewhere in this prospectus.
Risks Related to Our Business
          Catastrophic or other significant natural losses may negatively affect our financial and operating results. As a property and casualty insurer, we are subject to claims from catastrophes that may have a significant negative impact on operating and financial results. We have experienced catastrophe losses, and can be expected to experience catastrophe losses in the future. Catastrophe losses can be caused by various events, including coastal storms, snow storms, ice storms, freezing, hurricanes, earthquakes, tornadoes, wind, hail, fires, and other natural or man-made disasters. We also face exposure to losses resulting from acts of war, acts of terrorism and political instability. The frequency, number and severity of these losses are unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event.
          We attempt to mitigate catastrophe risk by obtaining reinsurance coverage. However, in the event that we experience catastrophe losses, we cannot assure you that our unearned premium, loss reserves and reinsurance will be adequate to cover these risks. In addition, because accounting rules do not permit insurers to reserve for catastrophic events until they occur, claims from catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could have a material adverse affect on our financial condition or results of operations. Our ability to write new business also could be adversely affected.
          Our financial condition and results of operations also are affected periodically by losses caused by natural perils that are not deemed a catastrophe. If a number of these events occurred in a short time period, it may materially affect our financial condition and results of operations.
          Due to the geographic concentration of our business, catastrophe and natural peril losses may have a greater adverse effect on us than they would on a more geographically diverse property and casualty insurer.
          Numerous classes of business are exposed to terrorism related catastrophic risks in addition to the catastrophic risks related to natural occurrences. As a result, we have changed our underwriting protocols to address terrorism and the limited availability of terrorism reinsurance. However, given the uncertainty of the potential threats, we cannot be sure that we have addressed all the possibilities.
          The Terrorism Risk Insurance Act of 2002, as extended by the Terrorism Risk Insurance Program Reauthorization Act of 2007, is effective for the period from November 26, 2002 through December 31, 2014. Prior to the act, insurance coverage by private insurers for losses (other than workers’ compensation) arising out of acts of terrorism was severely limited. The act provides, among other things, that all licensed insurers must offer terrorism coverage on most commercial lines of business for acts of terrorism. Losses arising out of acts of terrorism that are certified as such by the Secretary of the Treasury of the United States and that exceed

$100 million will be reimbursed by the Federal Government subject to a limit of $100.0 billion in any year and less a deductible calculated for each insurer. Each insurance company is responsible for a deductible based on a percentage of its direct earned premiums in the previous calendar year. For losses in excess of the deductible, the Federal Government will reimburse 85% of the insurer’s loss, up to the insurer’s proportionate share of the $100.0 billion.
          Notwithstanding the protection provided by reinsurance and the Terrorism Risk Insurance Act of 2002, the risk of severe losses to us from acts of terrorism has not been eliminated. Our reinsurance contracts include various exclusions limiting the reinsurers’ obligation to cover losses caused by acts of terrorism. Accordingly, events constituting acts of terrorism may not be covered by, or may exceed the capacity of, our reinsurance and could adversely affect our business and financial condition.
          The death, disability or retirement of either of the principals of our third party claims administrator could impair our ability to process claims in an efficient manner and could have a material adverse impact on our operating income. We contract with FM Claims Management, our third party claims administrator, to manage a high percentage of the claims received under insurance policies issued by Lebanon Mutual. FM Claims consists primarily of its two principals, who are experienced claims management professionals. The death, disability or retirement of either of these two individuals could impair the ability of FM Claims to resolve claims in an efficient manner, which could increase our costs and adversely impact our operating income.
          Our results may fluctuate as a result of many factors, including cyclical changes in the insurance industry, and we are currently in a “soft market” phase of the insurance industry cycle, which may lead to reduced premium volume. Results of companies in the insurance industry, and particularly the property and casualty insurance industry, historically have been subject to significant fluctuations and uncertainties. The industry’s profitability can be affected significantly by:
•	rising levels of actual costs that are not known by companies at the time they price their products;

•	volatile and unpredictable developments, including man-made and natural catastrophes;

•	changes in reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers’ liability develop; and

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of losses.
          Historically, the financial performance of the insurance industry has fluctuated in cyclical periods of low premium rates and excess underwriting capacity resulting from increased competition (a so-called “soft market”), followed by periods of high premium rates and a shortage of underwriting capacity resulting from decreased competition (a so-called “hard market”). Fluctuations in underwriting capacity, demand and competition, and the impact on Lebanon Mutual of the other factors identified above, could have a negative impact on our results of operations and financial condition. We believe that underwriting capacity and price competition in the current market is increasing and we have entered a “soft market” phase of the insurance industry cycle. This additional underwriting capacity has resulted in increased competition from other insurers seeking to expand the kinds or amounts of business they write and causes some insurers to seek to maintain market share at the expense of underwriting discipline. As a result, we reduced premium rates late in 2007 to meet this competition. Absent an increase in business from our producers, these rate reductions will lead to a decrease in direct premiums written in 2008.
          Our results may be adversely affected if our actual losses exceed our loss reserves. We maintain reserves to cover amounts we estimate will be needed to pay for insured losses and for the expenses necessary to settle claims. Estimating loss and loss expense reserves is a difficult and complex process involving many variables and subjective judgments. We regularly review our reserving techniques and our overall amount of reserves. We review historical data and consider the impact of various factors such as:
•	trends in claim frequency and severity;

•	information regarding each claim for losses;

•	legislative enactments, judicial decisions and legal developments regarding damages; and

•	trends in general economic conditions, including inflation.
          Our actual losses could exceed our reserves. If we determine that our loss reserves are inadequate, we will have to increase them. This adjustment would reduce income during the period in which the adjustment is made, which could have a material adverse impact on our financial condition and results of operation. For additional information, see “Business—Unpaid Losses and LAE Reserves.”
          If our reinsurers do not pay our claims in accordance with our reinsurance agreements, we may incur losses. We are subject to loss and credit risk with respect to the reinsurers with whom we deal because buying reinsurance does not relieve us of our liability to policyholders. If our reinsurers are not capable of fulfilling their financial obligations to us, our insurance losses would increase.
          Our investment performance may suffer as a result of adverse capital market developments, which may affect our financial results and ability to conduct business. We invest the premiums we receive from policyholders until cash is needed to pay insured claims or other expenses. At December 31, 2007, we had investments of $21.0 million. For the year ended December 31, 2007, we had $580,868 of net investment income representing 71.7% of our total income before taxes. Our investments will be subject to a variety of investment risks, including risks relating to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit risk. In particular, an unexpected increase in the volume or severity of claims may force us to liquidate securities, which may cause us to incur capital losses. If we do not structure the duration of our investments to match our insurance and reinsurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such payments. Investment losses could significantly decrease our asset base and statutory surplus, thereby affecting our ability to conduct business.
          Our limited operating region may affect our business significantly. All direct premiums that we receive are generated in Pennsylvania. We could be significantly affected by legislative, judicial, economic, regulatory, demographic and other events and conditions in Pennsylvania. In addition, we have significant exposure to property losses caused by severe weather that affects Pennsylvania. Those losses could adversely affect our results. We intend to minimize those risks by using the capital raised in this offering to attract new insurance producers and selectively expand geographically.
          Our strategy to diversify geographically also has risks. We cannot assure you that we will be successful in implementing our diversification strategy. This diversification strategy may present special risks:
•	Our prior success has been achieved by taking a disciplined approach to underwriting and pricing. We also have expanded our exposure to commercial and casualty risks and proportionally reduced our personal and property risks as a percentage of our entire business. We may not be able to successfully implement our underwriting, pricing and product strategies over a larger operating region.

•	We may not be able to attract and retain the qualified personnel needed for expanded operations.

•	We may not be able to attract and retain the qualified producers that we will need to achieve success outside of Pennsylvania.

•	Our internal monitoring and control systems may prove inadequate to adequately monitor the increase in policies resulting from expansion into other states.

•	We may be unable to engage third party claims administrators or hire internal claims personnel that are familiar with insurance laws in the states into which we expand.
          We may not be able to successfully implement our technology initiative. We are changing our information system by installing a new software package. Our new platform will allow a producer to produce business through the Internet or through the method he or she has historically used. Business processed and maintained in this system through the Internet will provide efficiency because information for all users is entered only once. Full conversion to the new platform is scheduled to be completed by July 1, 2008.
          However, we may not be able to successfully re-engineer our internal processes to allow for implementation of this new system to the extent we desire. Further, during the transition period our producers’ ability to transact business with us may be interrupted, and we and our producers may not be able to provide our customers with the level of service to which they are accustomed.

          We believe that the ability to produce business through the Internet will increase our revenues by making it easier for us and our producers to exchange information, and should lower expenses by increasing ease of use. However, our producers may not be willing to use the Internet feature of this system. In addition, our expenses in the short-term have increased because of costs associated with the implementation of the new system and the need to maintain two systems during the transition.
          The property and casualty insurance market in which we operate is highly competitive. Competition in the property and casualty insurance business is based on many factors. These factors include the perceived financial strength of the insurer, premiums charged, policy terms and conditions, services provided, reputation, financial ratings assigned by independent rating agencies and the experience of the insurer in the line of insurance to be written. We compete with stock insurance companies, mutual companies, local cooperatives and other underwriting organizations. Many of these competitors have substantially greater financial, technical and operating resources than we have. Many of the lines of insurance we write are subject to significant price competition. If our competitors price their products aggressively, our ability to grow or renew our business may be adversely affected. We pay producers on a commission basis to produce business. Some of our competitors may offer higher commissions or insurance at lower premium rates through the use of salaried personnel or other distribution methods that do not rely on independent producers. Increased competition could adversely affect our ability to attract and retain business and thereby reduce our profits from operations.
          Our revenues may fluctuate with our investment results and changes in interest rates. Our investment portfolio contains a significant amount of fixed-income securities, including bonds, mortgage-backed securities (MBSs) and other securities. The market values of these invested assets fluctuate depending upon economic conditions, particularly changes in interest rates.
          MBSs, including collateralized mortgage obligations (CMOs), are subject to prepayment risks that vary with, among other things, interest rates. During periods of declining interest rates, MBSs generally return principal faster than expected as the underlying mortgages are prepaid and/or refinanced by the borrowers in order to take advantage of the lower rates. MBSs with an amortized cost that is greater than par (i.e., purchased at a premium) may incur a reduction in yield or a loss as a result of prepayments. In addition, during such periods, we generally will be unable to reinvest the proceeds of any prepayment at comparable yields. Conversely, during periods of rising interest rates, the frequency of prepayments generally decreases. MBSs that have an amortized value that is less than par (i.e., purchased at a discount) may incur a decrease in yield or a loss as a result of slower prepayments.
          We may not be able to prevent or minimize the negative impact of interest rate changes. Additionally, we may, from time to time, for business, regulatory or other reasons, elect or be required to sell certain of our invested assets at a time when their market values are less than their original cost, resulting in realized capital losses, which would reduce net income.
          Proposals to federally regulate the insurance business could affect our business. Currently, the U.S. federal government does not directly regulate the insurance business. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct federal regulation of insurance have been proposed. These proposals generally would maintain state-based regulation of insurance but would affect state regulation of certain aspects of the insurance business, including rates, producer and company licensing, and market conduct examinations. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or, if enacted, such laws may have on our business, financial condition or results of operations.
          Our results of operations may be adversely affected by any loss of business from key producers. Our products are marketed by independent producers. Other insurance companies compete with us for the services and allegiance of these producers. These producers may choose to direct business to our competitors, or may direct less desirable risks to us. Our two largest producers accounted for approximately 6% of our direct premiums written for the year ended December 31, 2007. Our 10 largest producers accounted for approximately 24% of direct premiums written for the same period. If we experienced a significant decrease in business from, or lost entirely, our largest producers it would have a material adverse effect on us.
          If we fail to comply with insurance industry regulations, or if those regulations become more burdensome, we may not be able to operate profitably. We are regulated by the Pennsylvania Insurance Department, as well as, to a more limited extent, the federal government. Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other investors. These regulations relate to, among other things:
•	approval of policy forms and premium rates;

•	standards of solvency, including establishing statutory and risk-based capital requirements for statutory surplus;

•	classifying assets as admissible for purposes of determining statutory surplus;

•	licensing of insurers and their producers;

•	advertising and marketing practices;

•	restrictions on the nature, quality and concentration of investments;

•	assessments by guaranty associations;

•	restrictions on the ability of Lebanon Mutual to pay dividends to us;

•	restrictions on transactions between LMI Holdings and Lebanon Mutual and any other affiliates;

•	restrictions on the size of risks insurable under a single policy;

•	requiring deposits for the benefit of policyholders;

•	requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	claims practices;

•	prescribing the form and content of records of financial condition required to be filed; and

•	requiring reserves for unearned premium, losses and other purposes.
          The Pennsylvania Insurance Department also conducts periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.
          In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business.
          Our ability to manage our exposure to underwriting risks depends on the availability and cost of reinsurance coverage. Reinsurance is the practice of transferring part of an insurance company’s liability and premium under an insurance policy to another insurance company. We use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. The availability and cost of reinsurance are subject to current market conditions and may vary significantly over time. Any decrease in the amount of our reinsurance will increase our risk of loss. We may be unable to maintain our desired reinsurance coverage or to obtain other reinsurance coverage in adequate amounts and at favorable rates. If we are unable to renew our expiring coverage or obtain new coverage, it will be difficult for us to manage our underwriting risks and operate our business profitably.
          It is also possible that the losses we experience on risks we have reinsured will exceed the coverage limits on the reinsurance. If the amount of our reinsurance coverage is insufficient, our insurance losses could increase substantially.
          A reduction in our A.M. Best rating could affect our ability to write new business or renew our existing business. Ratings assigned by the A.M. Best Company, Inc. are an important factor influencing the competitive position of insurance companies. A.M. Best ratings represent independent opinions of financial strength and ability to meet obligations to policyholders and are not directed toward the protection of investors. Therefore, our A.M. Best rating should not be relied upon as a basis for an investment decision to purchase our common stock.
          Lebanon Mutual holds a financial strength rating of “B++” (Good) by A.M. Best, the fifth highest rating out of 15 rating classifications. Financial strength ratings are used by producers and customers as a means of assessing the financial strength and quality of insurers. If our financial position deteriorates, we may not maintain our favorable financial strength rating from A.M. Best. A downgrade of our rating could severely limit or prevent us from writing desirable business or from renewing our existing business. In addition, our inability to receive an upgrade in rating for Lebanon Mutual as a result of the conversion could negatively affect our ability to implement our strategy. See “Business — A.M. Best Rating.”
          We could be adversely affected by the loss of our existing management or key employees. The success of our business is dependent, to a large extent, on our ability to attract and retain key employees, in particular our senior officers. Competition to attract and retain key personnel is intense. While we have employment agreements with a number of key officers, in general, we do not have agreements not to compete or employment contracts with our employees.
Risk Factors Relating to the Conversion and Ownership of LMI Holdings Common Stock
          Because of the small offering size and ownership by our management, our ESOP and Griffin MTS, an active trading market is not likely to develop, and you may find it difficult to sell your shares. This is the first time LMI Holdings has issued common stock. Therefore, no market currently exists for our shares. We have received approval to have the common stock quoted on the NASDAQ Capital Market under the symbol “LMIH,” following completion of the conversion. However, even if our stock is listed on the NASDAQ Capital Market, an active trading market is not likely to develop, and we do not expect the stock to be followed by market analysts or the investment community. This is, in part, because the size of the offering is very small. Furthermore, a substantial portion of the stock likely will be held by our management, our ESOP and Griffin MTS, which, except for limited open market sales permitted permitted under the Investment Agreement, has promised in the Investment Agreement not to sell its stock in the market for three years. This will reduce the amount of market activity in our stock and make it more difficult for you to sell your shares. Furthermore, LMI Holdings, in the future, may elect to delist from the NASDAQ and/or deregister with the SEC, which could potentially eliminate the public market for our shares.
          Management and Griffin MTS could effectively control certain situations that may be viewed as contrary to your interests. The extent of the control over LMI Holdings exercised by management and Griffin MTS is related to the following factors:
•	Management of LMI Holdings and their affiliates and associates expect to subscribe for approximately 25,500 shares of the common stock to be issued in the conversion.

•	The ESOP will purchase 10% of the shares to be issued in the conversion. The shares held by the ESOP will be voted in the manner directed by our employees.

•	Griffin MTS has agreed to purchase the lesser of 35% of the shares to be issued in the conversion offering or 650,000 shares. In the Investment Agreement, Griffin MTS has agreed for a period of three years to vote its shares in the manner directed by our board of directors, including with respect to any acquisition proposal.

•	Following the conversion, and subject to shareholder approval, we intend to implement the stock-based incentive plan pursuant to which shares of restricted stock and stock options will be issued to our directors and selected officers and employees.

•	Certain statutory and regulatory provisions, as well as provisions in our articles of incorporation and bylaws, may make it easier for existing management to retain their positions with LMI Holdings and discourage certain acquisition proposals.
          As a result of these factors, management could acquire, directly or indirectly, a substantial equity interest in LMI Holdings. If all members of management and Griffin MTS were to act together as a group, they could have significant influence over the outcome of the election of directors and any other shareholder vote. Therefore, management might have the power to take actions that non-affiliated investors may deem to be contrary to the investors’ best interests.
          If we our able to do so under applicable law, we will seek to deregister our shares under the provisions of the Exchange Act, which will terminate our public reporting obligations and would result in our being delisted from trading on the NASDAQ Capital Market. The costs associated with being a public company are significant and burdensome on a small company such as LMI Holdings. These external costs include increased accounting, legal and insurance costs. Internal costs include a substantial commitment of management time and effort to insure that the company meets its compliance obligations. Under the Exchange Act, a company with less than 300 shareholders of record can deregister its common stock under the Exchange Act. Upon deregistration, the company relieves itself of the periodic reporting, proxy solicitation, insider trading and other obligations imposed under the Exchange Act as well as the provisions of the Sarbanes-Oxley Act of 2002, and all the attendant costs. We cannot predict how many shareholders we will have after completion of the conversion offering, but, given the small size of the offering, we do not anticipate that it will be a large number. If feasible, we will endeavor to reduce the number of shareholders of LMI Holdings to an amount less than 300 and deregister under the Exchange Act. Although this will be financially beneficial to us because of the reduced cost, our duty to provide you with periodic reporting, comply with the SEC’s proxy rules and other Exchange Act obligations will cease and we would be delisted from trading on the NASDAQ Capital Market. You may not view this favorably. In addition, deregistration under the Exchange Act and delisting from the NASDAQ Capital Market will further impair the liquidity of our common stock, making it more difficult for you to sell your stock if you desire to do so.
          Redemption of Griffin MTS’s interest will divert the use of proceeds from the offering. Under the Investment Agreement, beginning on the first anniversary of the conversion and continuing until the fourth anniversary of the conversion, we are obligated to redeem the shares of class B common stock held by Griffin MTS at a price of $12.50 per share plus any accrued and unpaid dividends, if it requests that we do so. If common stock equal to the midpoint of the valuation range is sold in the conversion offering and Griffin MTS purchases 35% of the shares sold and does not sell any of such shares in the open market, then, the cost of this redemption on the first anniversary of the conversion will be $5,250,000 or 55% of our anticipated net proceeds. Therefore, although our capital initially will be increased by the conversion offering, we will be committed to spend a significant portion of the net proceeds from this transaction to redeem Griffin MTS. In addition, because of our obligation to redeem Griffin MTS, it is unlikely that we will use any of our capital to repurchase common stock held by class A common shareholders, which, in any event, would be subject to the prior approval of the Pennsylvania Insurance Department for a period of three years after the conversion. The redemption of Griffin MTS’ shares will also reduce the number of our shares that are outstanding and may reduce the liquidity of our shares.
          The broad valuation range could reduce your percentage ownership of LMI Holdings. The number of shares offered in the conversion is based on Feldman Financial’s valuation of the pro forma market value of Lebanon Mutual as a subsidiary of LMI Holdings. This value has initially been determined to be an estimated valuation range of between $10,200,000 and $13,800,000. Immediately prior to the completion of the conversion, Feldman Financial will update its valuation to confirm that it is within the estimated valuation range. If it is within the aggregate estimated valuation range, the conversion can be completed.
          There is a difference of $3,600,000 between the minimum and the maximum of the estimated valuation range. The aggregate dollar value of the shares sold in the conversion must be within the estimated valuation range, with two exceptions. The aggregate dollar value of the shares issued in the conversion can exceed the range if necessary to permit Griffin MTS to purchase 50,000 shares and to permit the ESOP to purchase 10% of the total amount of common stock issued in the conversion offering. As a result, the percentage interest in LMI Holdings that a purchaser acquires can vary widely based upon the number of shares sold in the conversion offering. A purchaser for a fixed number of shares of common stock will have approximately a 24.0% smaller ownership interest at the maximum level of the range than at the minimum level.
          Our ESOP and stock-based incentive plan will increase our costs, which will reduce our income. Our employee stock ownership plan will purchase 10% of the shares of common stock sold in the conversion offering with funds borrowed from LMI Holdings. The cost of acquiring the shares of common stock for the employee stock ownership plan, and therefore the amount of the loan, will be between $1,020,000 at the minimum of the offering range and $1,588,890 at the adjusted maximum of the offering range. The loan will be repaid over a ten-year period. We will record annual employee stock ownership plan expenses in an amount equal to the fair value of shares of common stock committed to be released to employees. If shares of our common stock appreciate in value over time, compensation expense relating to the employee stock ownership plan will increase.
          We also intend to adopt a stock-based incentive plan after the conversion offering under which plan participants would be awarded shares of our common stock (at no cost to them) or options to purchase shares of our common stock. The number of shares of common stock that may be issued pursuant to vesting of restricted stock awards or stock option grants under the stock-based incentive plan may not exceed 4% and 10%, respectively, of our total outstanding shares.
          The shares of common stock granted under the stock-based incentive plan will be expensed by us over their vesting period at the fair market value of the shares on the date they are awarded. If the shares of common stock to be granted under the plan are repurchased in the open market (rather than issued directly from authorized but unissued shares of LMI Holdings)

and cost the same as the purchase price in the offering, the reduction to shareholders’ equity due to the plan would be between $1,428,000 at the minimum of the offering range and $2,224,460 at the adjusted maximum of the offering range. To the extent we repurchase shares of common stock in the open market to fund the grants of shares under the plan, and the price of such shares exceeds the offering price of $10.00 per share, the reduction to shareholders’ equity would exceed the range described above. Conversely, to the extent the price of such shares is below the offering price of $10.00 per share, the reduction to shareholders’ equity would be less than the range described above.
          Finally, accounting rules will require public companies to recognize as compensation expense in their income statement the grant-date fair value of stock options. In addition, public companies must revalue their estimated compensation costs at each subsequent reporting period and may be required to recognize additional compensation expense at these dates. This could result in a significant increase in compensation and benefits expense. When we record an expense for the grant of options using the fair value method as described in the new accounting rules, we will incur significant compensation and benefits expense, which will reduce our net income.
          The implementation of the stock-based incentive plan may dilute your percentage ownership interest and may also result in downward pressure on the price of our stock. We intend to adopt a stock-based incentive plan following the conversion offering. This stock-based incentive plan will be funded through either open market purchases or from the issuance of authorized but unissued shares. After giving effect to the adoption of the stock compensation plan, shareholders would experience a reduction in ownership interest totaling 8.8% in the event newly issued shares are used to fund stock options or awards of restricted stock under the plan in an amount equal to 4% and 10%, respectively, of the shares issued in the conversion offering. In addition, the existence of a significant amount of stock and stock options that would be issuable upon the adoption and approval of our stock-based incentive plan may be perceived by the market as having a dilutive effect, which could lead to a decrease in the price of our common stock.
          The valuation of our common stock in the conversion offering is not necessarily indicative of the future price of our common stock, and the price of our common stock may decline after this offering. There can be no assurance that shares of our common stock will be able to be sold in the market at or above the $10.00 per share initial offering price in the future. The final aggregate purchase price of our common stock in the conversion offering will be based upon an independent appraisal. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The valuation is based on estimates and projections of a number of matters, all of which are subject to change from time to time. See “The Conversion—The Valuation” for the factors considered by Feldman Financial in determining the appraisal.
          The price of shares of our common stock may decline for many reasons, some of which are beyond our control, including among others:
•	quarterly variations in our results of operations;

•	changes in expectations as to our future results of operations, including financial estimates by securities analysts and investors;

•	announcements by third parties of claims against us;

•	changes in law and regulation;

•	results of operations that vary from those expected by investors; and

•	future sales of shares of our common stock.
          In addition, the stock market in the last year has experienced substantial price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of companies. As a result, the trading price of shares of our common stock may be below the initial public offering price, and you may not be able to sell your shares at or above the price you pay to purchase them.
          We will have broad discretion over the use of the net proceeds that we retain from the conversion offering. Although we expect to use the net proceeds of the conversion offering to fund a loan to our ESOP, to purchase all of the stock of Lebanon Mutual and to redeem the interest of Griffin MTS on the first anniversary of the conversion, our management will have broad discretion with respect to the use of the net proceeds. Except as specified above, we expect to use the net proceeds for general corporate purposes, which may include, among other things, purchasing investment securities and further expanding our insurance operations.
          We believe that subscription rights have no value, but the Internal Revenue Service may disagree. We have obtained an opinion of Stevens & Lee to the effect that:
•	any gain realized by an eligible policyholder as a result of the receipt of subscription rights with a fair market value must be recognized, whether or not such rights are exercised; and

•	the amount of gain recognized by each eligible policyholder should equal the fair market value of subscription rights received by the eligible policyholder.
          Feldman Financial has advised us that it believes the subscription rights will have no fair market value. Feldman Financial has noted that the subscription rights will be granted at no cost to recipients, will be legally nontransferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in the community offering. Feldman Financial cannot assure us, however, that the Internal Revenue Service will not challenge Feldman Financial’s determination, and if they do, that such challenge would not be successful. If the Internal Revenue Service were to assert successfully that the nontransferable subscription rights have an ascertainable fair market value, eligible policyholders would be required to include in gross income any gain they realize as a result of the receipt of subscription rights, whether or not such rights are exercised. See the subsection entitled “The Conversion—Tax Consequences of Subscription Rights.”

          Statutory provisions and our articles and bylaws may discourage takeover attempts to acquire LMI Holdings that you may believe are in your best interests or that might result in a substantial profit to you. LMI Holdings is subject to provisions of Pennsylvania corporate and insurance law that hinder a change of control. Pennsylvania law requires the Pennsylvania Insurance Department’s prior approval of a change of control of an insurance holding company. Under Pennsylvania law, the acquisition of 10% or more of the outstanding capital stock of an insurer or its holding company is presumed to be a change in control. Approval by the Pennsylvania Insurance Department may be withheld even if the transaction would be in the shareholders’ best interest if the Pennsylvania Insurance Department determines that the transaction would be detrimental to policyholders.
          Our articles of incorporation and bylaws also contain provisions that may discourage a change in control. These provisions include:
•	the prohibition of ownership and voting of shares having in excess of 10% of the total voting power of the outstanding stock of LMI Holdings for a period of three years after the conversion;

•	a classified board of directors divided into three classes serving for successive terms of three years each;

•	a provision granting the holders of class B common stock the right to nominate and elect one director to our board of directors;

•	a provision that the board of directors has the authority to issue shares of authorized but unissued common stock and preferred stock and to establish the terms of any one or more series of preferred stock, including voting rights, without additional shareholder approval;

•	the prohibition of cumulative voting in the election of directors;

•	a provision providing that until the fourth anniversary of the conversion holders of a majority of class B common stock must approve any merger, consolidation, share exchange, or sale, lease, exchange or other transfer of all or substantially all our assets unless the transaction calls for payment to the class B shareholders of $12.50 per share plus any accrued and unpaid dividends on the class B common stock;

•	the provision that any merger, consolidation, sale of assets or similar transaction involving LMI Holdings requires the affirmative vote of shareholders entitled to cast at least 80% of the votes which all shareholders are entitled to cast, unless the transaction is approved in advance by 66 2/3% of the members of the board of directors;

•	the requirement that nominations for the election of directors made by shareholders and any shareholder proposals for inclusion on the agenda at any annual meeting must be made by notice (in writing) delivered or mailed to us not less than 90 days or more than 120 days prior to the meeting;

•	the prohibition of shareholder action without a meeting and the prohibition of shareholders being able to call a special meeting;

•	the requirement that certain provisions of our articles of incorporation can only be amended by an affirmative vote of shareholders entitled to cast at least 80% of all votes that shareholders are entitled to cast, unless approved by an affirmative vote of at least 80% of the members of the board of directors; and

•	the requirement that certain provisions of our bylaws can only be amended by an affirmative vote of shareholders entitled to cast at least 66 2/3%, or in certain cases 80%, of all votes that shareholders are entitled to cast.
          These provisions may serve to entrench management and may discourage a takeover attempt that you may consider to be in your best interest or in which you would receive a substantial premium over the current market price. These provisions may make it extremely difficult for any one person, entity or group of affiliated persons or entities to acquire voting control of LMI Holdings, with the result that it may be extremely difficult to bring about a change in the board of directors or management. Some of these provisions also may perpetuate present management because of the additional time required to cause a change in the control of the board. Other provisions make it difficult for shareholders owning less than a majority of the voting stock to be able to elect even a single director. See “Management — New Stock Benefit Plans” and “—Agreements with Executive Officers” and “Description of The Capital Stock — Regulation.”
          Provisions of the Pennsylvania Business Corporation Law, which we refer to as the PBCL, that are applicable to publicly traded companies provide, among other things, that we may not engage in a business combination with an “interested shareholder” during the five-year period after the interested shareholder became such, except under certain specified circumstances. Under the PBCL an interested shareholder is generally a holder of 20% or more of our voting stock. The PBCL also contains provisions providing for the ability of shareholders to object to the acquisition by a person or entity, or group of persons and/or entities acting in concert, of 20% or more of our outstanding voting securities and to demand that they be paid a cash payment for the fair value of their shares from the controlling person, entity or group.
          A challenge to the Pennsylvania Insurance Commissioner’s approval of the Plan of Conversion could put the terms of the conversion in question and reduce the market price of common stock. The Pennsylvania Insurance Commissioner issued an order approving the Plan of Conversion on                     , 2008. The Pennsylvania law governing the conversion (the Conversion Act) provides that any action challenging the validity of or arising out of the acts taken or proposed to be taken under the Conversion Act must be commenced no later than 30 days after the later of the approval of the Plan of Conversion by the Pennsylvania Insurance Commissioner or the adoption of the Plan by a vote of the eligible members. Any list of possible challenges that could be brought with respect to the Lebanon Mutual conversion is necessarily speculative. In prior mutual-to-stock conversion transactions, complaints and petitions have been filed claiming, among other things, that (i) the applicable conversion statute or portions of the statute are unconstitutional, (ii) disclosures to policyholders were inadequate, (iii) consideration was improperly distributed to or allocated among policyholders, and (iv) the insurance commissioner abused his or her authority or committed errors of law in reviewing and approving the transaction or that his or her findings were not supported by substantial evidence. Complaints have sought both injunctive relief and damages, and parties to the lawsuits have included policyholder plaintiffs (individually or representing a purported class) and, as defendants, the converting company and the insurance commissioner.
          The existence of any such challenges could reduce the market price of the common stock. In the event that the Plan or the Pennsylvania Insurance Commissioner’s order approving the Plan is challenged, a successful challenge could result in monetary damages, a modification of the Plan or the Insurance Commissioner’s approval of the Plan being set aside. In addition, a successful challenge would likely result in substantial uncertainty relating to the terms and effectiveness of the Plan, and an extended period of time might be required to reach a final determination. Such an outcome may reduce the market price of the common stock.
          If Lebanon Mutual is not sufficiently profitable, our ability to pay dividends will be limited. LMI Holdings is a separate entity with no operations of its own other than holding the stock of Lebanon Mutual. LMI Holdings will depend primarily on dividends paid by Lebanon Mutual and proceeds from the offering retained by LMI Holdings. We will receive dividends only after all of Lebanon Mutual’s obligations and regulatory requirements have been satisfied. We presently do not intend to pay dividends to our shareholders. If Lebanon Mutual is not sufficiently profitable, our ability to pay dividends to you in the future will be limited.
          Compliance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act could result in higher operating costs and adversely affect our results of operations. When the offering is completed, we will be subject to the periodic reporting, proxy solicitation, insider trading and other obligations imposed under the Exchange Act. In addition, most of the provisions of the Sarbanes-Oxley Act of 2002 will become applicable to us. Compliance with these requirements will increase our legal and accounting costs and the cost of directors and officers liability insurance, and will require management to devote substantial time and effort to ensure initial and ongoing compliance with these obligations. A key component of compliance under the Exchange Act is to produce quarterly and annual financial reports within prescribed time periods after the close of our fiscal year and each fiscal quarter. Historically, we have not been required to prepare such financial reports within these time periods. Failure to satisfy these reporting requirements may result in delisting of our common stock by the NASDAQ Capital Market, SEC inquiries or SEC sanctions. Moreover, the provision of the Sarbanes-Oxley Act that requires public companies to review and report on the adequacy of their internal controls over financial reporting will be applicable to us in 2009. We anticipate that compliance with the requirements of this provision will require a substantial commitment of time and money by us. These expenses as well as the additional management time and attention needed to comply with these requirements may have a material adverse effect on our financial condition and results of operations.

FORWARD-LOOKING INFORMATION
          This document contains forward-looking statements, which can be identified by the use of such words as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and similar expressions. These forward-looking statements include:
•	statements of goals, intentions and expectations;

•	statements regarding prospects and business strategy; and

•	estimates of future costs, benefits and results.
          The forward-looking statements are subject to numerous assumptions, risks and uncertainties, including, among other things, the factors discussed under the heading “Risk Factors” that could affect the actual outcome of future events.
          All of these factors are difficult to predict and many are beyond our control. These important factors include those discussed under “Risk Factors” and those listed below:
•	future economic conditions in the Pennsylvania market in which we compete which are less favorable than expected;

•	the effects of weather-related and other catastrophic events;

•	the effect of legislative, judicial, economic, demographic and regulatory events in Pennsylvania;

•	our ability to enter new markets successfully and capitalize on growth opportunities either through acquisitions or the expansion of our producer network;

•	financial market conditions, including, but not limited to, changes in interest rates and the stock markets causing a reduction of investment income or investment gains, an acceleration of the amortization of deferred policy acquisition costs, reduction in the value of our investment portfolio or a reduction in the demand for our products;

•	the impact of acts of terrorism and acts of war;

•	the effects of terrorist related insurance legislation and laws;

•	changes in general economic conditions, including inflation, unemployment, interest rates and other factors;

•	the cost, availability and collectability of reinsurance;

•	estimates and adequacy of loss reserves and trends in losses and loss adjustment expenses;

•	heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors;

•	changes in the coverage terms selected by insurance customers, including higher deductibles and lower limits;

•	our inability to obtain regulatory approval of, or to implement, premium rate increases;

•	the potential impact on our reported net income that could result from the adoption of future accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies;

•	inability to carry out marketing and sales plans, including, among others, development of new products or changes to existing products and acceptance of the new or revised products in the market;

•	unanticipated changes in industry trends and ratings assigned by nationally recognized rating organizations;

•	adverse litigation or arbitration results; and

•	adverse changes in applicable laws, regulations or rules governing insurance holding companies and insurance companies, and environmental, tax or accounting matters including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements, and changes that affect the cost of, or demand for our products.
          Because forward-looking information is subject to various risks and uncertainties, actual results may differ materially from that expressed or implied by the forward-looking information. Therefore, we caution you not to place undue reliance on this forward-looking information, which speaks only as of the date of this prospectus.
          All subsequent written and oral forward-looking information attributable to LMI Holdings or Lebanon Mutual or any person acting on our behalf is expressly qualified in its entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to publicly release any revisions that may be made to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

SELECTED FINANCIAL AND OTHER DATA
          The following table sets forth selected financial data for Lebanon Mutual prior to the conversion. You should read this data in conjunction with Lebanon Mutual’s financial statements and accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus. The income statement data for the years ended December 31, 2007 and 2006, and the balance sheet data at December 31, 2007 and 2006 is derived from the audited financial statements of Lebanon Mutual beginning on page F-3. The income statement data for the year ended December 31, 2005 and the balance sheet data at December 31, 2005, is derived from audited financial statements of Lebanon Mutual that are not included in this prospectus.

	At or for the Years Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Income Statement Data:
Direct premiums written	$13,642	$14,583	$14,822
Net premiums written	9,618	10,163	10,688

Net premiums earned	$9,883	$10,451	$10,485
Net investment income	581	673	707
Net realized investment gains (losses)	55	610	(170)
Other revenue	92	66	73

Total revenue	$10,611	$11,800	$11,095

Expenses
Loss and loss adjustment expenses	$5,777	$6,030	$5,518
Salaries and benefits	1,248	1,220	1,321
Commissions	1,601	1,740	1,822
Other operating expenses	1,176	1,137	1,051

Total losses and expenses	$9,802	$10,127	$9,712

Income before income taxes	810	1,673	1,383
Income tax expense	227	527	424

Net income	$583	$1,146	$959

Balance Sheet Data (at period end):
Total investments, cash and cash equivalents	$21,218	$21,736	$21,055
Total assets	27,801	30,088	29,547
Unpaid losses and loss adjustment expenses	6,645	9,096	9,409
Unearned premiums	6,610	7,074	7,339
Total liabilities	14,727	17,684	18,269
Total equity	13,074	12,404	11,278

U.S. GAAP Ratios:
Loss and loss adjustment expense ratio(1)	58.45%	57.70%	52.63%
Underwriting expense ratio(2)	40.73%	39.20%	40.00%

Combined ratio(3)	99.18%	96.90%	92.63%

Return on average equity	4.58%	9.68%	8.90%

	At or for the Years Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Statutory Data:
Statutory net income	$1,266	$1,092	$1,053
Statutory surplus	11,564	10,809	9,868
Ratio of net premiums written to statutory surplus	83.17%	94.02%	94.47%

(1)	Calculated by dividing losses and loss adjustment expenses by net premiums earned.

(2)	Calculated by dividing other underwriting expenses by net premiums earned.

(3)	The sum of the loss and loss adjustment expense ratio and the underwriting expense ratio. A combined ratio of less than 100% means a company is making an underwriting profit.

USE OF PROCEEDS
          We have received Pennsylvania Insurance Department approval to contribute ___% of net proceeds from the offering to Lebanon Mutual in exchange for all the outstanding capital stock of Lebanon Mutual. Although the actual net proceeds from the sale of our common stock cannot be determined until the conversion offering is complete, we currently anticipate that the gross proceeds from the sale of our common stock will be between $10.2 million, at the minimum, and $15.9 million, at the adjusted maximum, of the offering range.
          We expect net proceeds from this offering to be between $7.7 million and $13.4 million, after payment of our offering expenses, substantially all of which includes a payment of $2.4 million to Griffin MTS pursuant to the Investment Agreement. See “Pro Forma Unaudited Financial Information-Additional Pro Forma Data” and “The Conversion—The Valuation” as to the assumptions used to arrive at such amounts. We expect to use the net proceeds from the offering as follows (in thousands):

		Adjusted
	Minimum	Maximum
Net Proceeds
Gross proceeds	$10,200,000	$15,888,890
Offering expenses (1)	2,500,000	2,500,000

Net proceeds before loan to ESOP	$7,700,000	$13,388,890

Use of Net Proceeds
Loan to ESOP	$1,020,000	$1,588,890
General corporate purposes	6,680,000	11,800,000

Total(2)	$7,700,000	$13,388,890

(1)	Griffin MTS has agreed to jointly engage with us all providers of professional services in connection with the conversion, pay all professional fees and expenses and other out-of-pocket expenses prior to completion of the conversion, and absorb all costs and fees in the event the conversion is not completed, unless the reason for non-completion is because we elect to abandon the transaction. Fees and expenses that Griffin MTS has agreed to pay include, among others, our independent counsel, Stevens & Lee, Griffin Financial, our appraiser, the Pennsylvania Insurance Department’s appraiser, our auditors, our placement agent, Stifel Nicolaus, our financial printer and other filing fees and incidental expenses. Each provider of professional services has agreed to look solely to Griffin MTS for payment of its fees and expenses. As of the date hereof, Griffin MTS has advised us that professional fees and expenses, other than the fees and expenses of Stevens & Lee and Griffin Financial, are estimated to be between $900,000 and $1,000,000. In 2007, we paid Stevens & Lee a $75,000 retainer and Griffin Financial a $25,000 retainer for their services in the conversion. Any of the $2,400,000 to be paid to Griffin MTS at the closing of the conversion that is not paid by Griffin MTS to third party providers will be paid to its affiliates, Stevens & Lee and Griffin Financial. See “The Conversion — The Investment Agreement.”

(2)	We expect that we will retain a portion of the net proceeds to fund our obligation to redeem the class B common stock held by Griffin MTS pursuant to the terms of the Investment Agreement, which could occur as early as the first anniversary of the conversion. If the offering is completed at the midpoint of the appraisal range and Griffin MTS purchases 420,000 shares, or 35% of the shares sold in the offering, we would be obligated to redeem Griffin MTS’s class B shares at a price of $5,250,000 plus any unpaid accrued dividends.
          After the payment of our offering expenses, we will use the net proceeds received from the sale of our shares of common stock in the conversion offering to make a loan to our ESOP in an amount sufficient to permit the plan to buy up to 10% of the shares sold in the conversion offering. We also expect that we will retain a portion of our net proceeds to fund our obligation to redeem Griffin MTS’s class B common stock, which may occur as early as the first anniversary of the conversion.
          Assuming shareholder approval of a proposed stock compensation plan at least six months after the conversion offering is complete, we may use funds to purchase in the open market 4% of the shares of common stock sold in the conversion offering, which will be used to make restricted stock awards under the stock-based incentive plan. Depending on market conditions, shares purchased for use in the stock-based incentive plan may not be repurchased at $10.00 per share. In the event that the price of our common stock has increased, the cost of the shares purchased for use in the stock-based incentive plan will be greater. See “Management— Benefit Plans and Agreements”. Finally, we will retain any remaining proceeds for general corporate purposes, which likely will include contributing additional capital to Lebanon Mutual to support expansion of its underwriting capacity.
          Net proceeds may vary because total expenses of the conversion offering may be more or less than those estimated. The net proceeds also will vary if the number of shares to be issued in the conversion offering is adjusted to reflect a change in Lebanon Mutual’s estimated pro forma market value.
          On a short-term basis, the retained net proceeds will be invested primarily in U.S. government securities, other federal agency securities, and other securities consistent with our investment policy. These net proceeds will be available for a variety of corporate purposes. These purposes include the redemption of the class B shares owned by Griffin MTS, additional capital contributions to Lebanon Mutual and future acquisitions. Depending on the number of shares issued in the offering, we also may use a portion of these net proceeds to fund the purchase of some or all of the shares to be acquired by our stock-based incentive plan and used to make restricted stock awards. In that event, such shares would be acquired in the open market. The stock-based incentive plan requires shareholder approval. We expect to seek approval at the first annual meeting of shareholders, to be held no earlier than six months following the conversion. See “Management —Benefit Plans and Agreements.”
          The net proceeds used to acquire the stock of Lebanon Mutual will become part of Lebanon Mutual’s capital. This increase in capital will expand Lebanon Mutual’s underwriting capacity, permit it to reduce its reliance on reinsurance and permit geographic diversification of its business. Any payment of dividends by Lebanon Mutual to LMI Holdings, may be limited by Pennsylvania law. In addition, the order of the Pennsylvania Insurance Department approving the conversion transaction and LMI Holdings’ acquisition of Lebanon Mutual require the Insurance Department’s prior approval of the payment of any dividends by Lebanon Mutual to LMI Holdings or by LMI Holdings to its shareholders, during the three year period following the conversion.
          Except for the capital contribution to Lebanon Mutual, the redemption of the class B shares owned by Griffin MTS, and the possible purchase of stock for restricted stock awards, we currently have no specific plans, arrangements or understandings regarding the use of the net proceeds from this offering.

          The amount of proceeds from the sale of common stock in the offering will depend on the total number of shares actually sold. As a result, the net proceeds from the sale of common stock cannot be determined until the conversion is completed.
MARKET FOR THE COMMON STOCK
          The common stock has been approved for quotation on the NASDAQ Capital Market under the symbol “LMIH,” subject to the completion of the conversion.
          LMI Holdings has never issued any capital stock. Consequently, there is no established market for the common stock. The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time. Neither we nor any market maker has any control over the development of such a public market. However, although our stock will be listed on the NASDAQ Capital Market, an active trading market is not likely to develop and we do not expect the stock to be followed by market analysts or the investment community. This is, in part, because the size of the offering is very small. Furthermore, a substantial portion of the stock likely will be held by our management, our ESOP and Griffin MTS. Subject to its right to sell limited amounts of our shares in the open market, Griffin MTS has agreed in the Investment Agreement not to sell such shares in the market for three years.
          One of the requirements for continued quotation of the common stock on the NASDAQ Capital Market is that there is at least three market makers for the common stock. We cannot assure you that there will be three or more market makers for the common stock. Stifel Nicolaus has advised us that it intends to make a market in the common stock following the conversion, but it is under no obligation to do so. Furthermore, we cannot assure you that you will be able to resell your shares of common stock for a price at or above $10.00 per share, or that quotations will be available on the NASDAQ Capital Market, as contemplated.
DIVIDEND POLICY
          Payment of dividends on the common stock is subject to determination and declaration by our board of directors. Our dividend policy will depend upon our financial condition, results of operations and future prospects. Additionally, LMI Holdings is prohibited from declaring or paying any dividends during the three years following the conversion, unless such dividends are approved by the Pennsylvania Insurance Department. However, if we fail to redeem the class B shares from Griffin MTS, we are required to accrue cash dividends on those shares under the terms of the Investment Agreement.
          At present, we have no intention to pay dividends to our shareholders. We cannot assure you that dividends will be paid, or if and when paid, that they will continue to be paid in the future.
          LMI Holdings initially will have no significant source of income other than dividends from Lebanon Mutual, earnings from the repayment of LMI Holdings’ loan to the ESOP and the investment of the net proceeds of the conversion retained by LMI Holdings. Therefore, the payment of dividends by LMI Holdings will depend significantly upon receipt of dividends from Lebanon Mutual. Lebanon Mutual also is prohibited from declaring or paying any dividends during the three years following the conversion, unless such dividends are approved by the Pennsylvania Insurance Department. We cannot assure you that the Pennsylvania Insurance Department would approve the declaration or payment by Lebanon Mutual of any dividends to LMI Holdings.
          Pennsylvania law sets the maximum amount of dividends that may be paid by Lebanon Mutual during any twelve-month period after notice to, but without prior approval of, the Pennsylvania Insurance Department. This amount cannot exceed the greater of 10% of the company’s statutory surplus as reported on the most recent annual statement filed with the Pennsylvania Insurance Department, or the company’s statutory net income for the period covered by the annual statement as reported on such statement. If the statutory dividend restrictions contained in the Pennsylvania Insurance Department’s approval of the conversion were not in effect, then as of December 31, 2007, the amount available for payment of dividends by Lebanon Mutual to LMI Holdings in 2008 without the prior approval of the Pennsylvania Insurance Department would be approximately $1.3 million. See “Business—Regulation.”
          Except as described above, we are not subject to regulatory restrictions on the payment of dividends to shareholders. LMI Holdings is subject to the requirements of the Pennsylvania Business Corporation Law of 1988. This law generally permits dividends or distributions to be paid as long as, after making the dividend or distribution, we will be able to pay our debts in the ordinary course of business and our total assets will exceed our total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of holders of stock with senior liquidation rights if LMI Holdings were to be dissolved at the time the dividend or distribution is paid.

CAPITALIZATION
          The following table displays information regarding the historical capitalization of Lebanon Mutual at December 31, 2007. The table also displays the pro forma capitalization of LMI Holdings. The pro forma information gives effect to the sale of common stock at the minimum, midpoint, and maximum of the estimated range of the pro forma market value of Lebanon Mutual as a subsidiary of LMI Holdings, as determined by the independent valuation of Feldman Financial Advisors, Inc. The pro forma information also is displayed at the maximum of the estimated valuation range plus shares issuable to the ESOP and Griffin MTS, which we refer to as the “adjusted maximum”. The various capital positions are displayed based upon the assumptions set forth under “Use of Proceeds.” For additional financial information regarding Lebanon Mutual, see Lebanon Mutual’s financial statements and related notes beginning on page F-1 of this prospectus. The total number of shares to be issued in the conversion will range from 1,020,000 shares to 1,588,889 shares. The exact number will depend on market and financial conditions. See “Use of Proceeds” and “The Conversion—Stock Pricing and Number of Shares to be Issued.”
Pro Forma Capitalization at December 31, 2007

	(in thousands)
	Lebanon
	Mutual
	Historical				Adjusted
	Capitalization	Minimum	Midpoint	Maximum	Maximum
Long term debt	$—	$—	$—	$—	$—

Redeemable common stock (2)	$—	$3,570	$4,200	$4,830	$500

Shareholders’ equity:
Common stock, $0.01 par value per share; authorized shares — 20,000,000	$—	$10	$12	$14	$16
Additional paid in capital	—	4,120	5,288	6,456	12,873
Retained earnings	12,860	12,860	12,860	12,860	12,860
Accumulated other comprehensive income, net of tax	214	214	214	214	214
Less: common stock to be acquired by ESOP (3)	—	(1,020)	(1,200)	(1,380)	(1,589)

Total shareholders’ equity	$13,074	$16,184	$17,174	$18,164	$24,374

(1)	No effect has been given to the issuance of additional shares of common stock pursuant to the proposed LMI Holdings stock-based incentive plan. LMI Holdings intends to adopt a stock-based incentive plan and to submit such plan to shareholders at a meeting of shareholders to be held at least six months following completion of the conversion. If the plan is approved by shareholders, an amount equal to 14% of the shares of common stock sold in the conversion offering will be reserved for future issuance under such plan and, of this amount, 4% will be reserved for future restricted stock awards and 10% will be reserved for future stock option grants. Your ownership percentage would decrease by approximately 8.8% if shares were issued from LMI Holdings authorized but unissued shares upon the grant of all potential restricted stock awards and the exercise of all potential stock options, and if 1,200,000 shares were sold in the conversion. See “Pro Forma Unaudited Financial Information — Additional Pro Forma Data” and “Management — Benefit Plans and Agreements — Stock-Based Incentive Plan.”

(2)	Assumes that Griffin MTS purchases 35% of the shares issued in the offering at the minimum, midpoint and maximum and 50,000 shares at the adjusted maximum. The redemption of the class B common stock held by Griffin MTS on or after the first anniversary of the conversion is considered to be redeemable common stock and therefore is accounted for as mezzanine equity under SEC Regulation S-X 5-02. If we issue shares in the community offering and reject Griffin MTS’ order in the community offering we will be required to pay a standby fee of no more than $541,250 to Griffin MTS.

(3)	Assumes that 10% of the common stock sold in the conversion offering will be purchased by the ESOP. The common stock acquired by the ESOP is reflected as a reduction in shareholders’ equity. Assumes the funds used to acquire the ESOP shares will be borrowed from LMI Holdings. See Note 1 to the table set forth under “Pro Forma Unaudited Financial Information—Additional Pro Forma Data” and “Management—Benefit Plans and Agreements—Employee Stock Ownership Plan.”

UNAUDITED PRO FORMA FINANCIAL INFORMATION
          The following pro forma condensed balance sheet as of December 31, 2007, gives effect to the conversion, including implementation of the ESOP, as if it had occurred as of December 31, 2007. The data is based on the assumption that 1,020,000 shares of common stock (the minimum number of shares required to be sold in the conversion) are sold to eligible policyholders, directors, officers, and employees of Lebanon Mutual, Griffin MTS and the ESOP, in the subscription offering.
          The following pro forma condensed statement of income for the year ended December 31, 2007, presents our operating results as if the conversion and implementation of the ESOP had occurred as of January 1, 2007.
          Under the Plan of Conversion, Lebanon Mutual will convert from a Pennsylvania-chartered mutual insurance company to a Pennsylvania-chartered stock insurance company. Lebanon Mutual will issue shares of its capital stock to LMI Holdings in exchange for a portion of the net proceeds from the sale of common stock in this offering.
          The conversion will be accounted for as a simultaneous reorganization, recapitalization and share offering. The conversion will not change the historical accounting basis of Lebanon Mutual’s financial statements.
          Completion of the conversion is contingent on the sale of a minimum of 1,020,000 shares of common stock in the conversion. If less than 1,380,000 shares of common stock are subscribed for in the subscription and community offerings, the remaining shares, up to a maximum of 1,380,000 shares (not including shares sold to the ESOP and Griffin MTS), may be offered in the syndicated community offering.
          The unaudited pro forma information does not claim to represent what our financial position or results of operations would have been had the conversion occurred on the dates indicated. This information is not intended to project our financial position or results of operations for any future date or period. The pro forma adjustments are based on available information and certain assumptions that we believe are factually supportable and reasonable under the circumstances. The unaudited pro forma financial information should be read in conjunction with the accompanying notes, and the other financial information pertaining to Lebanon Mutual included elsewhere in this prospectus.
          The pro forma adjustments and pro forma amounts are provided for informational purposes only. Our financial statements will reflect the effects of the conversion only from the date it occurs.

Unaudited Pro Forma Condensed Balance Sheet
As of December 31, 2007
(In thousands, except per share data)

	Lebanon	Pro Forma		LMI Holdings
	Mutual	Conversion		Pro Forma
	Historical	Adjustments		Consolidated
Assets
Cash and invested assets	$21,218	$6,680	(1)	$27,898
Premiums receivable	2,246	—		2,246
Deferred acquisition costs	1,356	—		1,356
Reinsurance receivable and recoverable	1,839	—		1,839
Deferred income taxes	55	—		55
Accrued investment income	163	—		163
Property and equipment, cost less accumulated depreciation	458	—		458
Other assets	466	—		466

Total assets	$27,801	$6,680		$34,481

Liabilities
Unpaid losses and loss adjustment expense	$6,645	—		$6,645
Unearned premiums	6,610	—		6,610
Advance premiums	149	—		149
Accounts payable and accrued expenses	745	—		745
Other liabilities	578	—		578

Total liabilities	14,727	—		14,727

Redeemable common stock	—	3,570	(3)	3,570

Shareholders’ equity
Class A common stock	—	7		7
Class B common stock	—	3		3
Unearned compensation	—	(1,020	) (2)	(1,020)
Additional paid in capital	—	4,120		4,120
Retained earnings	12,860	—		12,860
Accumulated other income, net of deferred taxes	214	—		214

Total shareholders’ equity	$13,074	$3,110		$16,184

Total liabilities, redeemable common stock and shareholders’ equity	$27,801	$6,680		$34,481

Pro forma shareholders’ equity per share				$15.87

Notes to Unaudited Pro Forma Condensed Balance Sheet

(1)	The unaudited pro forma condensed balance sheet, as prepared, gives effect to the sale of common stock at the minimum of the estimated range of the pro forma market value of Lebanon Mutual as a subsidiary of LMI Holdings, as determined by the independent valuation of Feldman Financial. The unaudited pro forma condensed balance sheet is based upon the assumptions set forth under “Use of Proceeds.” For comparison with the above, the following table provides the net proceeds we will receive from the sale of common stock at the minimum, midpoint and maximum of the estimated valuation range and at the adjusted maximum, which includes the shares to be issued to the ESOP and Griffin MTS in the event LMI Holdings accepts subscriptions to purchase the maximum number of shares from other purchasers in the conversion offering.

				Adjusted
	Minimum	Midpoint	Maximum	Maximum
Gross proceeds from the conversion	$10,200,000	$12,000,000	$13,800,000	$15,888,890
Less: common stock acquired by the ESOP	(1,020,000)	(1,200,000)	(1,380,000)	(1,588,890)
Less: offering expenses	(2,500,000)	(2,500,000)	(2,500,000)	(2,500,000)

Net proceeds from conversion	$6,680,000	$8,300,000	$9,920,000	$11,800,000

Total shares issued by LMI Holdings as a result of conversion	1,020,000	1,200,000	1,380,000	1,588,889

(2)	Reflects the $1,020,000 loan from LMI Holdings to the ESOP, the proceeds of which will be used to purchase 10% of the common stock issued in the conversion at a purchase price of $10.00 per share. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine the estimated net funds available for investment. The amount of the ESOP loan will increase to $1,200,000, $1,380,000 and $1,588,890 if 1,200,000, 1,380,000 and 1,588,889 shares, respectively, are sold in the offering. The ESOP loan will bear interest at an annual rate equal to the prime rate as published in The Wall Street Journal on the closing date of the conversion.

The ESOP loan will require at least annual payments of principal and interest for a term of 10 years. Lebanon Mutual intends to make contributions to the ESOP at least equal to the principal and interest requirement of the ESOP loan. As the ESOP loan is repaid, shareholders’ equity will be increased. Interest income earned by LMI Holdings on the ESOP loan offsets the interest paid by Lebanon Mutual on the ESOP loan. The ESOP expense reflects adoption of Statement of Position (SOP) 93-6, which requires recognition of expense based upon shares committed to be allocated under the ESOP, and the exclusion of unallocated shares from earnings per share computations. The valuation of shares committed to be allocated under the ESOP, would be based upon the average market value of the shares during the year. For purposes of this calculation, the average market value was assumed to be equal to $10.00 per share. See “Management—Certain Benefit Plans and Agreements.”

(3)	The redemption of the class B common stock held by Griffin MTS is considered to be redeemable common stock and therefore accounted for as mezzanine equity under SEC Regulation S-X 5-02.

Unaudited Pro Forma Condensed Statement of Operations
Year Ended December 31, 2007
(in thousands, except per share data)

	Lebanon			LMI Holdings
	Mutual	Pro Forma		Pro Forma
	Historical	Adjustments		Consolidated
Revenue:
Net premiums earned	$9,883	—		$9,883
Net investment income	581	223	(1)	804
Net realized gains	55	—		55
Other revenue	92	—		92

Total revenue	10,611	223		10,834

Expenses:
Losses and LAE	5,777	—		5,777
Salaries and benefits	1,248	—		1,248
Commissions	1,601	—		1,601
Other expenses	1,175	102	(2)	1,277

Total expenses	9,801	102		9,903

Income before income taxes	810	121		931

Provision for income taxes	227	41	(3)	268

Net income	$583	$80		$663

Earnings per share data:

Net income per share of common stock				$0.72

Shares considered outstanding in calculating pro forma net income per share(4)				923,100
Notes to Unaudited Pro Forma Condensed Statement of Income

(1)	Assumes that that the net proceeds from the offering were available for investment and received as of January 1, 2007, and that they were invested with an average annual pre-tax rate of return of 3.34%.

(2)	General operating expenses include a pro forma adjustment to recognize compensation expense under the ESOP for shares of common stock committed to be released to participants as the principal and interest of the $1,020,000 loan from LMI Holdings to the ESOP is repaid. The pro forma adjustment reflects the amounts repaid on the ESOP loan based on 10 equal annual installments.

(3)	Adjustments to reflect the federal income tax effects of (1) — (2) above assuming an effective federal income tax rate of 34%.

(4)	It is assumed that 10% of the shares issuable in the conversion offering will be purchased by LMI Holdings’ ESOP. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the ESOP from LMI Holdings. The amount to be borrowed is reflected as a reduction to shareholders’ equity. Annual contributions are expected to be made to the ESOP in an amount at least equal to the principal and interest requirement of the debt. LMI Holdings’ total annual payment of the ESOP debt is based upon 10 equal annual installments of principal and interest. The pro forma net earnings assumes: (i) that the contribution to the ESOP is equivalent to the debt service requirement for the year ended December 31, 2007, at an average fair value of $10.00 per share; (ii) that 10,200, 12,000, 13,800 and 15,889 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, were committed to be released at the end of the year ended December 31, 2007, at an average fair value of $10.00 per share in accordance with SOP 93-6; and (iii) for purposes of calculating the net income per share, the weighted average of the ESOP shares which have not been committed for release, equal to 96,900, 114,000, 131,000 and 150,944 at the minimum, midpoint, maximum and adjusted maximum of the offering range during the year ended December 31, 2007, were subtracted from total shares outstanding of 1,020,000, 1,200,000, 1,380,000 and 1,588,889 at the minimum, midpoint, maximum and adjusted maximum of the offering range on such dates.
Additional Pro Forma Data
          The actual net proceeds from the sale of LMI Holdings common stock in the conversion offering cannot be determined until the conversion is completed. However, the conversion offering net proceeds are currently estimated to be between $7.7 million and $13.4 million, based upon the following assumptions:
•	The ESOP will purchase 10.0% of the shares of common stock sold in the conversion offering with a loan from LMI Holdings; and

•	Expenses of the offering will be $2.5 million.
          LMI Holdings has prepared the following tables, which set forth Lebanon Mutual’s historical net income and retained earnings prior to the conversion and LMI Holdings’ pro forma net income and shareholders’ equity following the conversion. In preparing these tables and in calculating pro forma data, the following assumptions have been made:
•	Pro forma earnings have been calculated assuming the stock had been sold at the beginning of the periods;

•	Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of stock, as adjusted to give effect to the purchase of shares by the ESOP; and

•	Pro forma shareholders’ equity amounts have been calculated as if LMI Holdings common stock had been sold in the conversion offering on January 1, 2008, and, accordingly, no effect has been given to the assumed earnings effect of the net proceeds from the conversion offering.
          The following pro forma information may not be representative of the financial effects of the conversion at the date on which the conversion actually occurs and should not be taken as indicative of future results of operations. Pro forma shareholders’ equity represents the difference between the stated amount of LMI Holdings’ assets and liabilities computed in accordance with generally accepted accounting principles. Shareholders’ equity does not give effect to intangible assets in the event of liquidation. The pro forma shareholders’ equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to shareholders in the event of liquidation.
          The following table summarizes historical data of Lebanon Mutual and LMI Holdings’ pro forma data at December 31, 2007 and for the year then ended based on the assumptions set forth above and in the table and should not be used as a basis for projection of the market value of the common stock following the conversion.
          For purposes of consistency, we have assumed that Griffin MTS purchases 35% of the shares sold in the offering at the minimum, midpoint and maximum of the appraisal range. In fact, we believe it is less likely that we would need or accept the standby order of Griffin MTS in the community offering if we are successful in attracting other buyers for our common stock in an amount equal to or in excess of the midpoint of the range. By selling to other investors, we can reduce the number of shares we will be obligated to redeem from Griffin MTS one year after the completion of the conversion.

	At or For the Year Ended December 31, 2007
				1,588,889
	1,020,000	1,200,000	1,380,000	shares sold at
	shares sold at	shares sold at	shares sold at	$10.00 per share
	$10.00 per share	$10.00 per share	$10.00 per share	(Adjusted
	(Minimum	(Midpoint	(Maximum of	Maximum
	of range)	of range)	range)	of range)
Pro forma conversion offering proceeds
Gross proceeds of public offering	$10,200,000	$12,000,000	$13,800,000	$15,888,890
Less offering expenses	2,500,000	2,500,000	2,500,000	2,500,000

Net conversion proceeds	7,700,000	9,500,000	11,300,000	13,388,890
Less ESOP shares (1)	1,020,000	1,200,000	1,380,000	1,588,8900

Net conversion proceeds after ESOP shares	$6,680,000	$8,300,000	$9,920,000	$11,800,000

Pro forma shareholders’ equity
Historical equity of Lebanon Mutual	$13,074,087	$13,074,087	$13,074,087	$13,074,087
Pro forma conversion proceeds after ESOP shares	6,680,000	8,300,000	9,920,000	11,800,000
Redeemable common stock (2)	(3,570,000)	(4,200,000)	(4,830,000)	(500,000)

Pro forma shareholders’ equity (3)	$16,184,087	$17,174,087	$18,164,087	$24,374,087

Pro forma outstanding shares
Total shares offered in conversion	1,020,000	1,200,000	1,380,000	1,588,889

Pro forma book value (including redeemable common stock) per share (5)	$19.37	$17.81	$16.66	$15.66
Pro forma price to book value (including redeemable common stock) (5)	51.6%	56.1%	60.0%	63.9%

Pro forma net income:
Historical net income	$582,978	$582,978	$582,978	$582,978

Earnings on proceeds (7)	147,254	182,965	218,676	260,119
ESOP	(67,320)	(79,200)	(91,080)	(104,867)

Pro forma net income	$662,912	$686,743	$710,574	$738,230

Weighted average shares outstanding (4)	923,100	1,086,000	1,248,900	1,437,945
Pro forma net income per share (6)	$0.72	$0.63	$0.57	$0.51
Pro forma price to net income per share (6)	13.9x	15.8x	17.6x	19.5x

(1)	It is assumed that 10% of the aggregate shares sold in the conversion offering will be purchased by the ESOP. The funds used to acquire such shares are assumed to have been borrowed by the ESOP from LMI Holdings. The amount to be borrowed is reflected as a reduction to shareholders’ equity. Annual contributions are expected to be made to the ESOP in an amount at least equal to the principal and interest requirement of the debt. The pro forma net income assumes: (i) that the contribution to the ESOP is equivalent to the debt service requirements for the year ended December 31, 2007, at an average fair value of $10.00 per share; and (ii) only the ESOP shares committed to be released were considered outstanding for purposes of the net income per share calculations.

(2)	Assumes that Griffin MTS purchases 35% of the shares issued in the offering at the minimum, the midpoint and the maximum and 50,000 shares at the adjusted maximum.

(3)	No effect has been given to the issuance of additional shares in connection with the grant of options or restricted stock awards under the stock-based incentive plan that LMI Holdings expects to adopt following the conversion. Under the stock-based incentive plan, an amount equal to the aggregate of 10% of the common stock sold in the conversion offering, or 102,000, 120,000, 138,000 and 158,889 shares at the minimum, midpoint, maximum, and adjusted maximum of the estimated offering range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the stock-based incentive plan. Also under the stock-based incentive plan an amount equal to the aggregate of 4% of the shares of common stock sold in the conversion offering, or 40,800, 48,000, 55,200 and 63,556 shares of common stock at the minimum, midpoint, maximum, and adjusted maximum of the estimated offering range, respectively, will be purchased either through open market purchases or directly from LMI Holdings for the purposes of making restricted stock awards under the stock-based incentive plan. LMI Holdings expects to adopt this plan and seek shareholder approval of the plan six months after completion of the conversion. The issuance of authorized but unissued shares of LMI Holdings common stock for the purpose of making restricted stock awards under the stock-based incentive plan instead of open market purchases would dilute the voting interests of existing shareholders by approximately 3.8% at the midpoint of the offering range.

(4)	It is assumed that 10% of the shares issuable in the conversion offering will be purchased by LMI Holdings’ ESOP. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the ESOP from LMI Holdings. The amount to be borrowed is reflected as a reduction to stockholders’ equity. Annual contributions are expected to be made to the ESOP in an amount at least equal to the principal and interest requirement of the debt. LMI Holdings’ total annual payment of the ESOP debt is based upon 10 equal annual installments of principal and interest. The pro forma net earnings assumes: (i) that the contribution to the ESOP is equivalent to the debt service requirement for the year ended December 31, 2007, at an average fair value of $10.00 per share; (ii) that 10,200, 12,000, 13,800 and 15,889 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, were committed to be released at the end of the year ended December 31, 2007, at an average fair value of $10.00 per share in accordance with SOP 93-6; and (iii) for purposes of calculating the net income per share, the weighted average of the ESOP shares which have not been committed for release, equal to 96,900, 114,000, 131,100 and 150,944 at the minimum, midpoint, maximum and adjusted maximum of the offering range during the year ended December 31, 2007, were subtracted from total shares outstanding of 1,020,000, 1,200,000, 1,380,000 and 1,588,889 at the minimum, midpoint, maximum and adjusted maximum of the offering range on such dates.

(5)	These calculations assume that Griffin MTS purchases 35% of the shares sold in the offering at the minimum, the midpoint and the maximum and 50,000 shares at the adjusted maximum. If the proceeds of the redeemable common stock were excluded from this calculation, the pro forma book value per share and pro forma price to book value per share would be as follows:

				Adjusted
	Minimum	Midpoint	Maximum	Maximum
Pro forma book value per share	$15.88	$14.31	$13.16	$15.34

Pro forma price to book value	63.0%	69.9%	76.0%	65.2%

If Griffin MTS purchases 35% of the shares sold in the offering we will be obligated to redeem all of such shares, and after such redemption the pro forma book value per share and pro forma price to book value per share would be as follows:

				Adjusted
	Minimum	Midpoint	Maximum	Maximum
Pro forma book value per share after redemption	$23.06	$20.67	$18.90	$15.76

Pro forma price to book value after redemption	43.4%	48.4%	52.9%	63.5%

(6)	Based on pro forma net income for the year ended December 31, 2007.
(7)	Assumes an average after-tax rate of return of 2.2% per annum on the net proceeds of the offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus constitutes forward-looking information that involves risks and uncertainties. Please see “Forward-Looking Statements” and “Risk Factors” for more information. You should review “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described, or implied by, the forward-looking statements contained herein.
Overview
          Lebanon Mutual offers property and casualty insurance products designed to meet the needs of main street businesses and individual property owners in Pennsylvania. Lebanon Mutual manages its operations in two business segments: commercial lines insurance and personal lines insurance. However, assets are not allocated to segments and are reviewed in the aggregate for decision-making purposes. Our commercial lines business consists primarily of multi-peril, workers’ compensation, commercial automobile and general liability and related coverages. Our personal lines business consists primarily of homeowners and personal automobile insurance. We market both the commercial and personal lines through over 150 independent producers.
          Lebanon Mutual is rated B++ (Good) by A. M. Best.
          On the effective date of the conversion, Lebanon Mutual will become a wholly owned subsidiary of LMI Holdings. The financial statements of Lebanon Mutual prior to the conversion will become LMI Holdings’ consolidated financial statements upon completion of the conversion.
          At December 31, 2007, Lebanon Mutual had total assets of $27.8 million and equity of $13.1 million. For the year ended December 31, 2007, Lebanon Mutual had direct premiums written of $13.6 million and net premiums earned of $9.9 million.
Marketplace Conditions and Trends
          The property and casualty insurance industry is affected by recurring industry cycles known as “hard” and “soft” markets. A soft cycle is characterized by intense competition resulting in lower pricing in order to compete for business. A hard market, generally considered a beneficial industry trend, is characterized by reduced competition that results in higher pricing. Lebanon Mutual believes that a hard market began in 2001. The hard market conditions significantly intensified after the September 11, 2001 terrorist attacks. However, in recent years we have seen a return to a soft market and increased pricing competition.

Principal Revenue and Expense Items
          Lebanon Mutual derives its revenue primarily from premiums earned, net investment income and net realized gains (losses) from investments.
          Gross and net premiums written. Gross premiums written is equal to direct premiums before the effect of ceded reinsurance. Net premiums written is the difference between gross premiums written and premiums ceded or paid to reinsurers (ceded premiums written).
          Premiums earned. Premiums earned are the earned portion of Lebanon Mutual’s net premiums written. Gross premiums written include all premiums billed by an insurance company during a specified policy period. Premiums are earned over the term of the related policies. At the end of each accounting period, the portion of the premiums that are not yet earned are included in unearned premiums and are realized as revenue in subsequent periods over the remaining term of the policy. Lebanon Mutual’s policies typically have a term of twelve months. Thus, for example, for a policy that is written on July 1, 2007, one-half of the premiums would be earned in 2007 and the other half would be earned in 2008.
          Net investment income and net realized gains (losses) on investments. Lebanon Mutual invests its surplus and the funds supporting its insurance liabilities (including unearned premiums and unpaid loss and loss adjustment expenses) in cash, cash equivalents, convertible instruments and fixed income securities. Investment income includes interest earned on invested assets. Net realized gains (losses) on invested assets are reported separately from net investment income. Lebanon Mutual recognizes realized gains when invested assets are sold for an amount greater than their cost or amortized cost (in the case of fixed maturity securities) and recognizes realized losses when investment securities are written down as a result of an other than temporary impairment or sold for an amount less than their amortized cost. Realized gains and losses also include the change in fair value on our convertible securities and any charges taken due to other-then-temporary impairment of investment securities.
          Lebanon Mutual’s expenses consist primarily of:
          Losses and loss adjustment expenses. Losses and loss adjustment expenses represent the largest expense item and include: (1) claim payments made, (2) estimates for future claim payments and changes in those estimates for prior periods, and (3) costs associated with investigating, defending and adjusting claims.
          Underwriting expenses. Expenses incurred to underwrite risks are referred to as underwriting, acquisition and issuance expenses. Underwriting expenses consist of commission expenses, premium taxes and fees and other underwriting expenses incurred in acquiring, writing and administering Lebanon Mutual’s business.
          Other expenses. Other expenses consist of general administrative expenses such as salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately, and payments to bureaus and assessments of statistical agencies for policy service and administration items such as rating manuals, rating plans and experience data.

          Income taxes. We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.
Key Financial Measures
          Lebanon Mutual evaluates its insurance operations by monitoring certain key measures of growth and profitability. Lebanon Mutual measures growth by monitoring changes in gross premiums written and net premiums written. Lebanon Mutual measures underwriting profitability by examining loss, underwriting expense and combined ratios. Lebanon Mutual also measures its profitability by examining net income.
          Loss ratio. The loss ratio is the ratio (expressed as a percentage) of loss and loss adjustment expenses incurred to premiums earned and measures the underwriting profitability of a company’s insurance business. Lebanon Mutual measures the loss ratio on an accident year and calendar year loss basis to measure underwriting profitability. An accident year loss ratio measures losses and loss adjustment expenses for insured events occurring in a particular year, regardless of when they are reported, as a percentage of premiums earned during that year. A calendar year loss ratio measures losses and loss adjustment expense for insured events occurring during a particular year and the change in loss reserves from prior accident years as a percentage of premiums earned during that year.
          Expense ratio. The expense ratio is the ratio (expressed as a percentage) of net underwriting and other expenses to premiums earned, and measures Lebanon Mutual’s operational efficiency in producing, underwriting and administering its insurance business.
          Combined ratio. Combined ratio is the sum of the loss ratio and the expense ratio and measures Lebanon Mutual’s overall underwriting profit. If the combined ratio is below 100%, Lebanon Mutual is making an underwriting profit. If Lebanon Mutual’s combined ratio is at or above 100%, it is not profitable without investment income and may not be profitable if investment income is insufficient.
          Net premiums written to statutory surplus ratio. The net premiums written to statutory surplus ratio represents the ratio of net premiums written, after reinsurance ceded, to statutory surplus. This ratio measures Lebanon Mutual’s exposure to pricing errors in its current book of business. The higher the ratio, the greater the impact on surplus should pricing prove inadequate.
          Net income and return on average equity. Lebanon Mutual uses net income to measure its profits and return on average equity to measure its effectiveness in utilizing equity to generate net income. In determining return on average equity for a given year, net income is divided by the average of the beginning and ending equity for that year.
Critical Accounting Policies
          General. The preparation of financial statements in accordance with U.S. GAAP requires both the use of estimates and judgment relative to the application of appropriate accounting policies. We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions and that reported results of operation will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. We believe the following policies are the most sensitive to estimates and judgments.
          Liabilities for Unpaid Losses and Loss Adjustment Expenses. The liability for unpaid losses and loss adjustment expenses, or LAE, represents estimates of the ultimate unpaid cost of all losses and loss adjustment expenses incurred, including losses for claims that have been incurred but not yet been reported to us, or IBNR. The amount of loss reserves for reported claims is based primarily upon a case-by-case evaluation of various factors, including:
•	type of loss;

•	severity of injury or damage to people or property;

•	age and occupation of people injured or value of property damaged;

•	expected medical procedures, costs and duration;

•	estimated length of temporary disability or anticipated permanent disability;

•	knowledge of the circumstances surrounding the claim; and

•	insurance policy provisions, including coverage, related to the claim.
          The amounts of loss reserves for unreported claims and LAE reserves are determined using historical information by line of insurance as adjusted to current conditions. Inflation is implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results. Reserves are closely monitored and are recomputed periodically using the most recent information on reported claims and a variety of statistical techniques. Changes in estimates or differences between estimates and amounts ultimately paid are reflected in current operations.

          Lebanon Mutual’s reserves for unpaid losses and LAE (in thousands) are summarized below:

	Commercial Lines	Personal Lines	Total
As of December 31, 2007
Case reserves	$1,751	$503	$2,254
IBNR reserves	2,130	481	2,611

Net unpaid losses and LAE	3,881	984	4,865
Reinsurance recoverables on unpaid losses and LAE	1,866	(86)	1,780

Reserves for unpaid losses and LAE	$5,747	$898	$6,645

As of December 31, 2006
Case reserves	$1,916	$817	$2,733
IBNR reserves	2,051	607	2,658

Net unpaid losses and LAE	3,967	1,424	5,391
Reinsurance recoverables on unpaid losses and LAE	3,165	540	3,705

Reserves for unpaid losses and LAE	$7,132	$1,964	$9,096

          On an annual basis, Lebanon Mutual’s independent actuaries perform an analysis of Lebanon Mutual’s existing reported claims and the type and volume of policies written by Lebanon Mutual and develop an aggregate reserve range for unpaid losses and LAE, net of reinsurance, for Lebanon Mutual’s liability under policies issued by Lebanon Mutual. In selecting the point within that range at which it establishes its reserves, Lebanon Mutual conducts an analysis of its projected losses and related expenses using various analytical models. Based on such analysis, Lebanon Mutual, in conjunction with the advice of its independent actuaries, establishes a reserve for unpaid losses and LAE within the range determined by such actuaries.
          At December 31, 2007, Lebanon Mutual’s reserve range, net of reinsurance, was as follows:

	Reserve Range for Unpaid Losses and LAE
	(in thousands)
Recorded	Low End	High End
$4,865	$4,408	$5,481
          Investments. Unrealized investment gains or losses on available for sale securities carried at fair value, net of applicable income taxes, are reflected directly in equity as a component of comprehensive income and, accordingly, have no effect on net income. A decline in fair value of an investment below its cost that is deemed other than temporary is charged to earnings. We monitor our investment portfolio and review available for sale securities that have experienced a decline in fair value below cost to evaluate whether the decline is other than temporary. These evaluations involve judgment and consider the magnitude and reasons for a decline and the prospects for the fair value to recover in the near term. In the year ended December 31, 2007, we recorded a pre-tax charge to earnings of $35,475, primarily with respect to one security that we determined was other than temporarily impaired. Adverse investment market conditions, or poor operating results of underlying investments, could result in impairment charges in the future.
          Deferred Acquisition Costs. Certain direct acquisition costs consisting of commissions, premium taxes and certain other direct underwriting expenses that vary with and are directly related to the production of business are deferred and amortized over the effective period of the related insurance policies as the underlying policy premiums are earned. At December 31, 2007 and 2006, deferred acquisition costs and the related unearned premium reserves were as follows (in thousands):

	December 31,
	2007	2006
Commercial lines segment
Deferred acquisition costs	$971	$968
Unearned premium reserves	4,645	4,936

Personal lines segment
Deferred acquisition costs	$385	$401
Unearned premium reserves	1,965	2,138
          The method followed in computing deferred acquisition costs limits the amount of deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, loss and loss adjustment expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected loss and loss adjustment expenses, may require acceleration of deferred acquisition costs.
          Reinsurance. Amounts recoverable from property and casualty reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Amounts paid for reinsurance contracts are expensed over the contract period during which insured events are covered by the reinsurance contracts.
          Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid loss and loss adjustment expenses are reported separately as assets, instead of being netted with the appropriate liabilities, because reinsurance does not relieve us of our legal liability to our policyholders. Reinsurance balances recoverable are subject to credit risk associated with the particular reinsurer. Additionally, the same uncertainties associated with estimating unpaid loss and loss adjustment expenses affect the estimates for the ceded portion of these liabilities.
          We continually monitor the financial condition of our reinsurers.
          Income Taxes. We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.
Results of Operations
          Our results of operations are influenced by factors affecting the property and casualty insurance industry in general. The operating results of the United States property and casualty insurance industry are subject to significant variations due to competition, weather, catastrophic events, regulation, general economic conditions, judicial trends, fluctuations in interest rates and other changes in the investment environment.

          Our premium growth and underwriting results have been, and continue to be, influenced by market conditions. Pricing in the property and casualty insurance industry historically has been cyclical. During a soft market cycle, price competition makes it difficult to attract and retain properly priced personal and commercial lines business. The insurance industry is currently experiencing a soft market cycle during which price competition is more significant than during a hard market cycle. Therefore, during a soft market cycle insurers may be unable to increase premiums and receive a more acceptable profit margin. A hard market typically has a positive effect on premium growth.
          The major components of operating revenues and net income are as follows (in thousands):

	Years Ended December 31,
	2007	2006	2005
Operating Revenues
Net premiums earned	$9,883	$10,451	$10,485
Net investment income	581	673	707
Net realized investment gains (losses)	55	610	(170)
Other revenue	92	66	73

Total operating revenues	$10,611	$11,800	$11,095

For the years ended December 31, 2007 and 2006
Net Income
          For the year ended December 31, 2007, Lebanon Mutual had net income of $582,978 compared to $1,145,689 for the year ended December 31, 2006, a decrease of 49.1%. Underwriting income from our commercial lines segment in 2007 decreased from the prior year by $578,172 to $364,285, and our personal lines segment incurred an underwriting loss of $282,639, which represented an increase of $336,592 from the prior year.
          Total revenues for 2007 were $10,611,454 , which were $1,188,440 or 10.1% less than 2006 revenues of $11,799,894. This decrease was primarily due to a $567,226 decrease in net premiums earned from 2006 to 2007 and a $555,749 decrease in net realized investment gains.
Premiums
          Direct premiums written decreased by 6.5% to $13,642,319 in 2007, from $14,583,060 in 2006 and consisted of $9,772,192 of commercial lines premiums and $3,870,127 of personal lines premiums, compared to $10,314,434 in commercial lines premiums and $4,268,590 in personal lines premiums in 2006. Net premiums earned decreased by 5.4% to $9,883,459 in 2007 from $10,450,685 in 2006. Commercial lines comprised $6,721,839 and personal lines comprised $3,161,620 of net premiums earned in 2007, compared to $6,876,312 and $3,574,373, respectively, in 2006. The overall decreases in direct premiums written and net premiums earned reflect the continued effects of the soft market which we believe started in 2005.
          Due to continuing soft market conditions, direct commercial multi-peril premiums written, the largest component of our commercial lines segment, decreased by 6.7% to

$5,242,826 in 2007, compared to $5,815,259 in 2006, and commercial multi-peril net premiums earned decreased by 1.8% to $5,646,673 in 2007, compared to $5,752,330 in 2006.
          For the same comparative periods, direct premiums written for our homeowners insurance, the largest component of our personal lines segment, decreased 10.2% to $3,540,005 in 2007 compared to $3,849,844 in 2006 while homeowners premiums earned decreased 9.5% to $3,693,471 in 2007 from $4,082,247 in 2006. The decline in homeowners insurance premiums written reflects our strategy of focusing on commercial lines and decreasing our personal lines exposure. We expect this decline to continue to be reflected in homeowners net premiums earned in future periods.
Investment Income
          Net investment income decreased $92,531, or 13.7%, to $580,868 for the year ended December 31, 2007, compared to the same period in 2006 due to declining interest rates and a decline in the amount of our average invested assets. Net realized investment gains decreased by $555,749 for the year ended December 31, 2007, to a gain of $54,593 compared to a gain of $610,342 for the year ended December 31, 2006. This decrease in net realized gains was largely attributable to the change in fair value of the convertible securities in our investment portfolio, which resulted in a decrease in net realized investment gains of $626,693.
Losses and Expenses
          A key measurement of the profitability of any insurance company for any period is its combined ratio, which is equal to the sum of its loss ratio and its expense ratio. The following table shows our loss, expense and combined ratios for the years ended December 31, 2007 and 2006, by business segment.

	Commercial Lines		Personal Lines
	2007	2006	2007	2006
Loss and LAE ratio	54.02%	46.24%	67.85%	79.73%
Expense ratio	40.57%	40.05%	41.09%	37.60%

Combined ratio	94.59%	86.29%	108.94%	117.33%

          For the year ended December 31, 2007, we had an overall underwriting gain of $364,285, compared to an underwriting gain of $942,457 for the year ended December 31, 2006 in the commercial lines segment. In the personal lines segment in 2007, we had an underwriting loss of $282,639 compared to an underwriting loss of $619,231 for 2006. The pricing competition resulting from the “soft” market conditions contributed to the decrease in our underwriting gain from 2006 to 2007.
          Net loss and loss adjustment expenses decreased overall by $253,087, or 4.2%, to $5,776,579 for the year ended December 31, 2007, from the same period in 2006. Our loss and loss expense ratio increased 0.75% largely due to adverse loss experience in our commercial lines segment, which was partially offset by the improvement in our personal lines segment.

     Expenses decreased by $72,559, or 1.8%, to $4,025,234 for the year ended December 31, 2007, from the same period in 2006. This decrease was largely attributable to a decrease in commissions paid resulting from the decline in our direct premiums written due to the soft market conditions.
Income Taxes
     Federal income tax expense was $226,663 in 2007, an effective rate of 28.0%, compared to $526,746, an effective rate of 31.5%, in 2006. The decrease in the effective tax rate during 2007 is attributable to an increase in the percentage of our pre-tax income that was exempt from federal income tax.
For the years ended December 31, 2006 and 2005.
Net Income
     For the year ended December 31, 2006, Lebanon Mutual had net income of $1,145,689 compared to $958,844 for the year ended December 31, 2005, an increase of 19.5%. This increase was largely attributable to a $780,225 increase in net realized investment gains, which was partially offset by a $511,570 increase in net loss and loss expenses.
     Total revenues for 2006 were $11,799,874, which were $704,492 or 6.4%, greater than 2005. This was due in large part to the increase in net realized investment gains, which is described below.
Premiums
     Direct premiums written decreased by 1.6% to $14,583,060 in 2006 from $14,821,938 in 2005, and consisted of $10,314,470 of commercial lines premiums and $4,268,590 of personal lines premiums in 2006, compared to $10,017,660 in commercial lines premiums and $4,804,278 in personal lines premiums in 2005. Net premiums earned decreased slightly to $10,450,685 from $10,485,487 in 2005. Commercial lines comprised $6,876,312 and personal lines comprised $3,574,373 of net premiums earned in 2006, compared to $6,558,765 and $3,926,722, respectively, in 2005. The slight decrease in direct premiums written and net premiums earned reflect increased pricing competition.
     Commercial multi-peril direct premiums written increased 3.9% to $5,815,259 in 2006 from $5,598,118 in 2005 and commercial multi-peril premiums earned increased to $5,752,330 in 2006 from $5,290,231 in 2005. By contrast, homeowners direct premiums written decreased 10.2% from $4,288,659 in 2005 to $3,849,844 in 2006, and earned premium volume for homeowners insurance decreased from 2005 to 2006 by $391,757. In late 2005, we began to review the credit scores of customers applying for homeowners insurance as part of our underwriting policy. The implementation of credit scoring accelerated the decline in direct premiums written for homeowners insurance initially resulting from an increase in our rates. Despite the use of credit scoring, we have experienced only a minor reduction in our loss ratio on our homeowners policies.

Investment Income
     Net investment income decreased $33,542, or 4.7%, to $673,399 for the year ended December 31, 2006, as compared to the same period in 2005 due to a decline in interest rates. Net realized investment gains increased by $780,225 for the year ended December 31, 2006, to a gain of $610,342 from a loss of ($169,883) for the year ended December 31, 2005, mostly as a result of the change in fair value of the convertible securities in our investment portfolio, which resulted in an increase of net realized investment gains of $541,755.
Losses and Expenses
     The following table shows our loss, expense and combined ratios for the years ended December 31, 2006 and 2005, by business segment.

	Commercial Lines		Personal Lines
	2006	2005	2006	2005
Loss and LAE ratio	46.24%	38.30%	79.73%	76.52%
Expense ratio	40.05%	41.34%	37.60%	37.77%

Combined ratio	86.29%	79.64%	117.33%	114.29%

     For the year ended December 31, 2006, we had an underwriting gain of $942,457, compared to an underwriting gain of $1,334,704 the year ended December 31, 2005 in the commercial lines segment. In the personal lines segment in 2006, we had an underwriting loss of $619,231 compared to an underwriting loss of $561,647 for 2005.
     Net loss and loss adjustment expenses increased overall by $511,570, or 9.3%, to $6,029,666 for the year ended December 31, 2006, from the same period in 2005. Our loss and loss expense ratio increased 5.07% largely due to our commercial lines segment returning to a more normalized level from an unsustainable level in 2005.
     Expenses decreased by $96,541, or 2.3%, to $4,097,793 for the year ended December 31, 2006, from the same period in 2005. This decrease was largely attributable to a decrease in commissions paid as a result of the decline in our direct premiums written. In addition, salaries and wages expense decreased $101,001, or approximately 7.6%, which was partially offset by an increase in other expenses of $86,782, or approximately 8.3%.
Income Taxes
     Federal income tax expense was $526,746 in 2006, an effective rate of 31.5%, compared to $424,128, an effective rate of 30.7%, in 2005.
Financial Position
     As of December 31, 2007 and December 31, 2006. At December 31, 2007, total assets were $27,800,817 compared with $30,087,925 at December 31, 2006. The $2,287,108 decrease was primarily due to the decrease in reinsurance receivable and recoverables of $1,896,665 resulting from a decrease in reserves for unpaid losses and LAE.

     At December 31, 2007, total liabilities were $14,726,730, compared to $17,683,897 at December 31, 2006. The $2,957,167 decrease was primarily due to the decrease in reserves for unpaid losses and LAE and unearned premiums. The reserve for unpaid losses and LAE was $6,644,954 at December 31, 2007, compared to $9,095,895 at December 31, 2006. The unearned premium reserves were $6,610,019 at December 31, 2007, compared to $7,074,418 at December 31, 2006. These decreases were due primarily to the decrease in direct premiums written.
     Total equity increased to $13,074,087 at December 31, 2007, from $12,404,028 as of December 31, 2006, an increase of $670,059 or 5.4%. The increase in equity primarily reflects net income of $582,978 for the year ended December 31, 2007.
Effect of Conversion on Our Future Financial Condition and Results of Operations
     Our future financial condition and results of operations will be affected by the conversion and related transactions. Upon completion of the conversion, our shareholders’ equity will be between $16.2 million and $24.4 million, an increase of approximately 23.7% to 86.4% over the equity of Lebanon Mutual at December 31, 2007. See “Use of Proceeds,” “Capitalization” and “Pro Forma Data.” This increased capitalization should permit us to (i) increase direct premium volume to the extent competitive conditions permit, (ii) increase net premium volume by decreasing our reliance on reinsurance (see “Business—Strategy—Reduced Reliance on Reinsurance”), and (iii) enhance investment income by increasing our investable capital.
ESOP
     In connection with the conversion, the ESOP intends to finance the purchase of 10% of the common stock issued in the conversion with the proceeds of a loan from LMI Holdings, and Lebanon Mutual will make annual contributions to the ESOP sufficient to repay that loan, which we estimate will total, on a pre-tax basis, between $142,000 and $225,000 annually. See “Management—Benefit Plans and Agreements—Employee Stock Ownership Plan.”
LMI Holdings Purchase of Common Stock
     The stock-based incentive plan may issue a total number of shares equal to 14% of the shares of common stock that were issued in the conversion. Of this amount, an amount equal to 4% of the shares of common stock issued in the conversion may be used to make restricted stock awards under the stock-based incentive plan. The fair market value of any common stock used for restricted stock awards will represent unearned compensation. As LMI Holdings accrues compensation expense to reflect the vesting of such shares, unearned compensation will be reduced accordingly. This compensation expense will be deductible for federal income tax purposes. Implementation of the stock-based incentive plan is subject to shareholder approval. See “Management —Benefit Plans and Agreements.”
Liquidity and Capital Resources
     Lebanon Mutual generates sufficient funds from its operations and maintains a high degree of liquidity in its investment portfolio. The primary source of funds to meet the demands of claim settlements and operating expenses are premium collections, investment earnings and maturing investments.
     Lebanon Mutual maintains investment and reinsurance programs that are intended to provide sufficient funds to meet its obligations without forced sales of investments. Lebanon Mutual maintains a portion of its investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.
     Lebanon Mutual maintains an unsecured line of credit agreement with a commercial bank in the amount of $300,000. Lebanon Mutual has rarely had to borrow from the line of credit in the past and does not expect any borrowings in the foreseeable future; however, if circumstances were to change and Lebanon Mutual had to borrow from the line of credit to fund claims or operating expenses, Lebanon Mutual’s results of operations would be reduced by any related interest expense.
     Cash flows for the years ended December 31, 2007, 2006, and 2005 were as follows:

	Years Ended December 31,
	2007	2006	2005
Cash flows provided by (used in) operating activities	$2,968,492	$2,224,215	$(369,617)
Cash flows (used in) investing activities	(3,955,474)	(1,425,686)	(457,390)
Cash flows from financing activities	—	—	—

Net (decrease) increase in cash and cash equivalents	$(986,982)	$789,529	$(827,007)

     For the year ended December 31 2007, cash flows from operating activities totaled $2,968,492 compared to $2,224,215 for the year ended December 31, 2006. The increase in cash flows from operating activities is primarily due to increased cash flows from sales of convertible securities offset by decreased net income and reductions in amounts recovered under reinsurance contracts. Cash flows used in investing activities totaled $(3,955,474) for the year ended December 31, 2007, compared to $(1,425,686) for the year ended December 31, 2006, primarily reflecting an increase in debt and equity investments purchased of $1,608,731, partially offset by a decrease in debt and equity investments sold and maturing of $921,057.
     Cash flows from operating activities totaled $2,224,215 for the year ended December 31, 2006, compared to $(369,617) for the year ended December 31, 2005. The increase in cash flows from operating activities in 2006 is primarily due to increased net income, increases in amounts recovered under reinsurance contracts and proceeds from the sale of convertible securities. Cash flows from investing activities totaled $(1,425,686) for the year ended December 31, 2006, compared to $(457,390) for the year ended December 31, 2005, primarily reflecting the impact of our adoption of SFAS No. 155 during 2006 and the classification of cash flows from convertible securities in operating cash flows. This was offset by a decrease in investment purchases of $911,829.
     The principal source of liquidity for LMI Holdings will be dividend payments and other fees received from Lebanon Mutual. Lebanon Mutual may not declare or pay any dividend to LMI Holdings without the approval of the Pennsylvania Insurance Department for three years after the conversion. After this three-year period, Lebanon Mutual will be restricted by the insurance laws of Pennsylvania as to the amount of dividends or other distributions it may pay to

LMI Holdings. Under Pennsylvania law, there is a maximum amount that may be paid by Lebanon Mutual during any twelve-month period after notice to, but without prior approval of, the Pennsylvania Insurance Department. This limit is the greater of 10% of Lebanon Mutual’s statutory surplus as reported on its most recent annual statement filed with the Pennsylvania Insurance Department, or the statutory net income of Lebanon Mutual for the period covered by such annual statement.
     If the dividend restrictions related to the conversion were not in effect, then as of December 31, 2007, the amounts available for payment of dividends from Lebanon Mutual in 2007, without the prior approval of the Pennsylvania Insurance Department would have been approximately $1.3 million. Prior to its payment of any dividends, Lebanon Mutual is required to provide notice of the dividends to the Pennsylvania Insurance Department. The Pennsylvania Insurance Department has the power to limit or prohibit dividend payments if certain conditions exist. These restrictions or any subsequently imposed restrictions may affect our future liquidity.
Off-Balance Sheet Arrangements
     Lebanon Mutual has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital reserves.
Quantitative and Qualitative Information about Market Risk
     Market risk is the risk that we will incur losses due to adverse changes in the fair value of financial instruments. We have exposure to three principal types of market risk through our investment activities: interest rate risk, credit risk and equity risk. Our primary market risk exposure is to changes in interest rates. We have not entered, and do not plan to enter, into any derivative financial instruments for trading or speculative purposes.
     Interest Rate Risk. Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed rate investments. Fluctuations in interest rates have a direct impact on the market valuation of these securities.
     The average maturity of the debt securities in our investment portfolio at December 31, 2007, was 3.93 years. Our debt securities investments include U.S. government bonds, securities issued by government agencies, obligations of state and local governments and governmental authorities, corporate bonds and mortgage-backed securities, most of which are exposed to changes in prevailing interest rates and which may experience moderate fluctuations in fair value resulting from changes in interest rates. We carry these investments as available for sale. This allows us to manage our exposure to risks associated with interest rate fluctuations through active review of our investment portfolio by our management and board of directors and consultation with our external investment manager.
     Fluctuations in near-term interest rates could have an impact on the results of operations and cash flows. Certain of these securities have call features. In a declining interest rate environment, these securities may be called by their issuer and replaced with securities bearing lower interest rates. If we are required to sell these securities, in a rising interest rate environment, we may recognize losses.
     As a general matter, we do attempt to match the durations of our assets with the durations of our liabilities. Our investment objectives include maintaining adequate liquidity to meet our operational needs, optimizing our after-tax investment income, and our after-tax total return, all of which are subject to our tolerance for risk.
     The table below shows the interest rate sensitivity of our debt securities investments measured in terms of fair value (which is equal to the carrying value for all of our investment securities that are subject to interest rate changes) for the periods indicated.

			Hypothetical
	(dollars in thousands		Percentage Increase
Hypothetical Change in	Estimated Change in		(Decrease) in
Interest Rates	Fair Value	Fair Value	Shareholders’ Equity
200 basis point increase	$(1,139)	$14,840	(8.66)%
100 basis point increase	(565)	15,414	(4.20)
No change	—	15,979	0.0
100 basis point decrease	493	16,472	3.75
200 basis point decrease	944	16,923	7.17
     Credit Risk. Credit risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer. Lebanon Mutual addresses this risk by investing primarily in debt securities that are rated investment grade with a minimum average portfolio quality of “Aa2” by Moody’s or an equivalent rating quality. Lebanon Mutual also independently, and through our outside investment manager, monitors the financial condition of all of the issuers of fixed-income in the portfolio. To limit our exposure to risk, we employ diversification rules that limit the credit exposure to any single issuer or asset class.
     Equity Risk. Equity price risk is the risk that we will incur economic losses due to adverse changes in equity prices. Our exposure to changes in equity prices primarily results from our investments in convertible securities, which represented 22.3% of our total investment portfolio at December 31, 2007. Any changes in fair value of such securities are reflected in our net realized gains (losses) from investments in our statement of operations and comprehensive income. Traditional equity securities represented just 1.7% of our total investment portfolio at December 31, 2007. These securities are classified as available for sale with any changes in fair value reflected in other comprehensive income. In accordance with accounting principles generally accepted in the United States of America, when a security becomes other than temporarily impaired, we record this impairment as a charge against earnings. For the year ended December 31, 2007, we recorded a pre-tax charge of $35,475 with respect to one security that we have concluded is other than temporarily impaired.
     Issuer and sector concentration limits are established by the Board of Directors. At December 31, 2007, our equity portfolio made up 1.7% of our total investment portfolio, and was relatively concentrated in terms of the number of issuers and industries.

Impact of Inflation
     Inflation increases consumers’ needs for property and casualty insurance coverage. Inflation also increases claims incurred by property and casualty insurers as property repairs, replacements and medical expenses increase. These cost increases reduce profit margins to the extent that rate increases are not implemented on an adequate and timely basis. We establish property and casualty insurance premiums levels before the amount of losses and loss expenses, or the extent to which inflation may impact these expenses, are known. Therefore, we attempt to anticipate the potential impact of inflation when establishing rates. Because inflation has remained relatively low in recent years, financial results have not been significantly impacted by inflation.
Recent Accounting Pronouncements
     In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amended FASB Statement No. 133 and FASB Statement No. 140, and improves financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 was effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that began after September 15, 2006. We adopted the provisions of this pronouncement on January 1, 2006. Gross unrealized gains and gross unrealized losses of the bond portion of the convertible securities as of January 1, 2006 were $204,123 and $146,297, respectively. The cumulative effect of the change in accounting principle, net of income taxes was $38,164.
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. In February 2008, the FASB issued FASB Staff Position No. Fin 48-2, which defers the effective date of this pronouncement to fiscal years beginning after December 15, 2007 for non-public companies, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Public companies are not eligible for this deferral. We are currently evaluating the impact of adopting FIN 48 on our financial statements.
     In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under United States generally accepted accounting principles (GAAP), and expands disclosures about assets and liabilities measured at fair value. FASB Statement 157 does not change existing guidance as to whether or not an asset or liability is carried at fair value. The new standard provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. The standard also establishes a three-level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The standard eliminates large position discounts for financial instruments quoted in active markets, requires cost related to acquiring financial instruments at fair value to be included in earnings as incurred and requires that an issuer’s credit standing be considered when measuring liabilities at fair value. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007 with early adoption permitted. We are currently evaluating the potential impact the new pronouncement will have on our financial statements. In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, “Effective Date of FASB Statement No. 157,” that permits a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement No. 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applies Statement No. 157 in interim or annual financial statements. We are currently evaluating the impact, if any, that the adoption of FSP 157-2 will have on our operating income or net earnings.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including Amendment of FASB Statement No. 115.” SFAS No. 159 permits certain financial assets and financial liabilities to be measured at fair value, using an instrument-by-instrument election. The initial effect of adopting SFAS No. 159 must be accounted for as a cumulative-effect adjustment to opening retained earnings for the year in which SAF No. 159 is applied. Retrospective application of SFAS No. 159 to years preceding the effective date is not permitted. We are currently evaluating the potential impact the new pronouncement will have on our financial statements.
     In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations.” This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance is effective for fiscal years beginning after December 15, 2008.

BUSINESS
Overview
     We provide of a variety of property and casualty insurance products designed to meet the insurance needs of main street businesses and individual property owners in Pennsylvania. We report our operating results in two segments: commercial lines insurance and personal lines insurance. However, assets are not allocated to segments and are reviewed in the aggregate for decision-making purposes. Our insurance products include fire, allied lines, multiple peril, inland marine, business owners, both standard and preferred homeowners products, general liability, automobile, and workers compensation lines. Increasing emphasis has been placed upon marketing commercial multi-peril coverage to small and medium sized accounts. We also offer commercial packages that combine multiple policies to our customers. We specialize in writing coverage for auto parts stores, businesses in the home — including professional liability for beauticians and barbers, computer consultants, historical societies, public libraries, repair shops, small contractors, and pet service providers — including veterinarians.
     We market our products through a network of over 150 independent producers in Pennsylvania.
     We have been profitable in each of the past four years, due in large part to our disciplined underwriting approach. During that four year period our combined ratios have averaged 95.42%. Lebanon Mutual has been assigned an “B++” (Good) rating by A.M. Best.
     We are managed by an experienced group of executives led by Rollin P. Rissinger, Jr., the President and Chief Executive Officer. Mr. Rissinger has served in his current position since 1995, and in various other positions with Lebanon Mutual since 1985. Keith A. Ulsh, the Treasurer and Chief Financial Officer, has served with Lebanon Mutual since 1987. As a group, our executive officers have on average more than 28 years of experience in the property and casualty insurance industry.
     Lebanon Mutual is a Pennsylvania mutual insurance company that was originally incorporated in 1856. Lebanon Mutual is subject to examination and comprehensive regulation by the Pennsylvania Insurance Department. See “Business—Regulation.”
     We incorporated LMI Holdings so that it could acquire all of Lebanon Mutual’s capital stock in the conversion. The Pennsylvania Insurance Department has approved LMI Holdings’ acquisition of control of Lebanon Mutual. Prior to the conversion, we have not engaged and will not engage in any significant operations. After the conversion, our primary assets will be the outstanding capital stock of Lebanon Mutual and a portion of the net proceeds of the conversion.
     We believe that LMI Holdings structure will give us greater flexibility to expand our operations and the products and services we offer, although presently there are no definitive plans or arrangements for any expansion. We will be able to diversify our business through existing or newly formed subsidiaries or through the issuance of capital stock to make acquisitions or to obtain additional financing in the future. The portion of the net proceeds from the sale of common stock in the conversion that LMI Holdings will contribute to Lebanon Mutual will increase Lebanon Mutual’s surplus. This increase in surplus will enhance policyholder protection and increase the amount of funds available to support both current operations and future growth. After the conversion, LMI Holdings will be subject to regulation by the Pennsylvania Insurance Department.
Our Business Strategies
     We continually strive to improve our profitability and reduce the impact of losses on our business. By doing so, we believe that our results of operations will improve and we will lessen the impact of property insurance losses on our results. The following discussion describes the strategies we intend to use to achieve our goals.
     Increase our commercial and casualty writings. Over the last twenty years we have taken, and will continue to take, steps to increase commercial and casualty premium volume. Growth in commercial and casualty lines reduces our personal lines exposure as a percentage of direct written premiums. This reduces the relative adverse impact that weather-related property losses can have on us. Increased commercial lines business also benefits us because we have greater flexibility in establishing rates for these lines.
     In order to attract and retain commercial and casualty insurance business, we have developed insurance programs specifically tailored to meet the needs of particular types of businesses. These programs are continually refined and, if successful, expanded based on input from our producers and our marketing personnel.
     We offer a “main street” business owner program that targets commercial coverages for “main street” businesses such as shops, offices and apartments — including professional liability for barbers and beauticians, public libraries, historical societies, computer consultants, repair shops, and pet service providers — including veterinarians. Under this program, insurance packages are written using existing policy forms for customers that meet our underwriting criteria.
     In order to complement our existing commercial accounts, we offer commercial automobile insurance covering light to medium weight trucks and business-owned private passenger-type vehicles used mainly for commercial purposes.
     We believe that there is an opportunity to increase our volume of casualty business by: (1) marketing casualty coverages to existing producers who have witnessed the establishment and growth of our commercial lines, and (2) forming and developing relationships with new producers that focus on commercial and casualty business. We believe an increasing share of this market is desirable and attainable given our existing relationships with our producers and our insureds, as well as the extensive experience and producer relationships of our commercial business management personnel.
     Capital raised in the conversion will be available to supply additional surplus to Lebanon Mutual to support an increase in premium volume resulting from this continued growth of our commercial business lines.
     Attract and retain high-quality producers with diverse customer bases. We believe Lebanon Mutual has a strong reputation for personal attention and prompt, efficient service to producers and insureds. This reputation has allowed us to grow and foster our relationships with our independent producers. Several of these producers focus primarily on commercial business and are located in areas we have targeted as growth opportunities within Pennsylvania. We intend to focus our marketing efforts on maintaining and improving our relationships with these producers, as well as on attracting new high-quality producers to continue to develop and tailor our commercial programs to enable our products to meet the needs of the customers served by our producers. Our “main street” business and commercial multi-peril programs are successful examples of this effort.
     Reduce our ratio of expenses to net premiums earned through continued investment in technology. We are committed to improving our profitability by reducing expenses through the use of enhanced technology and by increasing our premium writings through the strategic deployment of our capital. Currently, we are in the process of converting our information systems to a new system. We expect that this project will be completed by July 1, 2008. In addition, the additional capital raised in the conversion will allow us to expand our premium writings while maintaining appropriate premium to surplus ratios. We anticipate that this increase in writings can be achieved without a commensurate increase in expenses, and will therefore help to reduce our expense ratio.
     Reduce our reliance on reinsurance. We intend to reduce our reliance on reinsurance by increasing the maximum exposure we retain on individual property and casualty risks. The capital raised in the conversion and contributed or available for contribution to Lebanon Mutual will be available to cover losses. Therefore, this capital will enable us to retain higher maximum exposure amounts under our reinsurance agreements.
     We will determine the appropriate increase in our maximum exposure based on a number of factors, which include:
     the amount of capital raised in the conversion;
     our evaluation of our ability to incur multiple losses; and
     the revised terms and limits that we establish with our reinsurers.
     A decrease in reinsurance would result in a decrease in ceded premiums and a corresponding increase in net premium income, but would increase our risk of loss.
     Diversify our business geographically. Currently, all of our business is written in Pennsylvania. We intend to geographically diversify our risk by increasing our business outside Pennsylvania, particularly within the Mid-Atlantic United States, but we intend to explore any opportunities that arise to determine if they are financially attractive. We are focusing on areas with reduced or different weather-related property loss exposure and states where we believe insurers generally are permitted to manage risk selection and pricing without undue regulatory interference. We expect to accomplish our geographic diversification through the expansion of our existing producer relationships in Pennsylvania and through selective strategic acquisitions.

Commercial Lines Segment
     Products offered by our commercial lines segment include commercial multi-peril, workers’ compensation, commercial auto, general liability, and commercial property insurance
     The following tables set forth the direct premiums written, net premiums earned, net loss ratios, expense ratios and combined ratios of our commercial lines products for the periods indicated:

	2007	2006	2005
Direct Premiums Written:
Commercial multi-peril	$5,424,826	$5,815,259	$5,598,118
Workers’ compensation	1,986,559	1,788,960	1,597,769
Commercial automobile	1,373,768	1,627,422	1,731,028
Other liability	521,183	731,855	800,013
Fire, allied, inland marine	229,034	268,735	278,394
Other	236,822	82,239	12,338

Total	$9,772,192	$10,314,470	$10,017,660

Net Premiums Earned:
Commercial multi-peril	$4,137,096	$4,165,579	$3,816,979
Workers’ compensation	1,054,183	932,947	861,935
Commercial automobile	1,015,172	1,160,136	1,264,136
Other liability	251,046	382,738	366,313
Fire, allied, inland marine	190,214	223,595	236,634
Other	74,126	11,317	8,870

Total	$6,721,837	$6,876,312	$6,554,867

Net Loss Ratios:
Commercial multi-peril	53.78%	45.84%	36.85%
Workers’ compensation	60.35	12.06	34.28
Commercial automobile	44.08	53.04	46.64
Other liability	5.30	103.76	55.75
Fire, allied, inland marine	55.32	38.25	6.20
Other	1.88	—	—

Total	54.02%	45.66%	38.30%

Expense Ratio:
Commercial multi-peril	45.18%	45.36%	47.33%
Workers’ compensation	29.57	26.86	28.43
Commercial automobile	34.67	33.36	32.80
Other liability	32.10	30.37	38.77
Fire, allied, inland marine	45.47	42.88	41.60
Other	35.29	131.41	31.72

Total	40.56%	40.05%	41.34%

	2007	2006	2005
Combined Ratios: (1)
Commercial multi-peril	98.96%	91.20%	84.18%
Workers’ compensation	95.92	38.92	62.71
Commercial automobile	78.75	86.40	79.44
Other liability	37.40	134.13	94.52
Fire, allied, inland marine	100.79	81.13	47.80
Other	37.17	131.41	31.72

Total	94.50%	85.71%	79.64%

(1)	A combined ratio over 100% means that an insurer’s underwriting operations are not profitable.
     Commercial Multi-Peril. We write a number of multi-peril policies in Pennsylvania providing property and liability coverage. These include apartment, office and mercantile policies. Various other risk classes also are written on this policy. As of December 31, 2007, approximately 1,700 multi-peril policies were in force.
     We are working to increase market penetration for this product because it includes commercial liability risks that have more flexible and profitable rate structures. One of these marketing initiatives relates to certain mercantile classes of business. Due to recent market conditions, we have targeted our business generation efforts toward service clubs and automobile repair garages.
     Many national insurance carriers have decided not to underwrite apartments and rental dwellings because of a perceived inability to underwrite such business profitably. This practice of avoiding a class of business due to such an underwriting perception is known as “class underwriting.” Class underwriting is often implemented by carriers in hard market cycles. Apartments and dwellings as a class have been determined to be unprofitable by many national carriers because the pricing of this business has been driven to inefficient levels during the soft market cycle. Therefore, they are avoiding this class of business entirely, and ignoring any individual risks within the class that can be underwritten profitably. Lebanon Mutual, therefore, looks for such profitable individual risk and other dislocations in this market to underwrite. This approach has allowed Lebanon Mutual greater ability to underwrite and price these risks at appropriate levels.
     We also have a business owners policy that provides property and liability coverages to small businesses. This product is marketed to several distinct groups, such as (i) professional offices; (ii) public libraries and funeral homes; (iii) home business owners, such as barbers and beauty parlors; and (iv) pet service providers — including veterinarians. As of December 31, 2007, approximately 700 business owners policies were in force.
     Workers’ Compensation. We write workers’ compensation policies in conjunction with an otherwise eligible business owners, commercial multi-peril, inland marine, commercial property or general liability policy. As of December 31, 2007, most of our workers’ compensation insureds have other policies with us. There were approximately 700 workers’ compensation policies in effect as of December 31, 2007.

     Commercial Automobile. This product is designed to cover light and medium weight trucks used in business, as well as company-owned private passenger type vehicles. Other specialty classes such as farm vehicles and tow trucks can also be covered. The policy is marketed as a separate policy and as a companion offering to our business owners, commercial multi-peril, inland marine, commercial property or general liability policies. Approximately 600 commercial automobile policies were in force as of December 31, 2007.
     Other Liability. We write liability coverage for insureds who do not have property exposure or whose property exposure is insured elsewhere. The majority of these policies are written for small contractors such as carpenters, painters or electricians, who choose to self-insure small property exposures. Coverage for both premises and completed operations liability exposures are regularly provided. Coverage is provided for other exposures such as landscape gardening risks. Approximately 1,500 commercial general liability policies were in force as of December 31, 2007.
     Commercial umbrella coverage is available for insureds who insure their primary general liability exposures with Lebanon Mutual through a business owners, commercial multi-peril, or commercial general liability policy. This coverage typically has limits of $1,000,000 to $3,000,000, but higher limits are available if needed. To improve processing efficiencies and maintain underwriting standards, we prefer to offer this coverage as part of a portfolio policy with an underlying liability policy rather than as a separate stand-alone policy.
     Fire, Allied Lines and Inland Marine. Fire and allied lines insurance generally covers fire, lightning, and removal and extended coverage. Inland marine coverage insures mobile equipment, tools, merchandise or cargo in transit and business and buildings under construction. We offer these coverages for property exposures in cases where we are not insuring the companion liability exposures. Generally, we have more flexibility with respect to the rates charged on these policies than for the same property exposures written on a multi-peril or business owners policy.
Personal Lines Products
     Products offered by our personal lines segment include homeowners, mobile homeowners, boatowners, personal auto, and personal umbrella insurance.
     The following tables set forth the direct premiums written, net premiums earned, net loss ratios, expense ratios and combined ratios of our personal lines products for the periods indicated:

	2007	2006	2005
Direct Premiums Written:
Homeowners	$3,540,005	$3,849,844	$4,288,659
Fire, allied, inland marine	211,970	236,203	244,646
Personal auto	104,316	164,763	266,957
Other liability	13,836	17,780	4,016

Total	$3,870,127	$4,268,590	$4,804,278

	2007	2006	2005
Net Premiums Earned:
Homeowners	$2,896,754	$3,234,672	$3,513,503
Fire, allied, inland marine	179,033	203,230	225,223
Personal auto	81,276	127,866	189,772
Other liability	4,559	8,605	2,122

Total	$3,161,622	$3,574,373	$3,930,620

Net Loss Ratios:
Homeowners	70.01%	72.81%	73.41%
Fire, allied, inland marine	50.74	49.74	52.14
Personal auto	32.45	307.82	163.78
Other liability	—	—	—
Total	67.85%	79.73%	76.52%

Expense Ratio:
Homeowners	41.19%	37.87%	38.28%
Fire, allied, inland marine	46.87	42.49	41.32
Personal umbrella	25.27	23.26	24.09
Other liability	32.11	30.38	38.74
Total	41.09%	37.60%	37.77%

Combined Ratios: (1)
Homeowners	111.20%	110.68%	111.69%
Fire, allied, inland marine	97.61	93.23	93.46
Personal auto	57.72	331.08	187.87
Other liability	32.11	30.38	38.74
Total	108.94%	117.33%	114.29%

(1)	A combined ratio over 100% means that an insurer’s underwriting operations are not profitable.
     Homeowners. Our homeowners policy is a multi-peril policy providing property and liability coverages and optional inland marine coverage. The homeowners policy is sold to provide coverage for an insured’s residence. We market both a standard and a preferred homeowner product. The preferred product is offered at a discount to our standard rates to our customers who have a lower risk of loss. As of December 31, 2007, we had approximately 6,000 homeowners policies in force, with 21.6% of those being the preferred product.
     Dwelling Policy. Our dwelling product is targeted to be written on an owner or tenant occupied dwelling of no more than four families. The dwelling policy affords property insurance. Approximately 600 dwelling policies were in force as of December 31, 2007. We plan to replace the dwelling policy in 2008. Its replacement will be a combination dwelling policy affording both property and liability coverages.
     Other Liability. We write personal line excess liability, or “umbrella,” policies covering personal liabilities in excess of amounts covered under Lebanon Mutual’s homeowners policies. These policies are available generally with limits of $1 million to $3 million. We often do not market excess liability policies to individuals unless we also write an underlying primary homeowners’ liability policy.
     Personal Automobile. We write comprehensive personal automobile coverage including liability, property damage and all state required insurance minimums for individuals domiciled in Pennsylvania. This product is multi-tiered with an emphasis placed on individuals with lower than average risk profiles. As of December 31, 2007, we had approximately 70 personal automobile policies in force.
Marketing and Distribution
     We market our insurance products in Pennsylvania exclusively through independent producers. All of these producers represent multiple carriers and are established businesses in the communities in which they operate. They generally market and write the full range of our products. We consider our relationships with our producers to be good.
     We manage our producers through annual business reviews (with underwriter participation) and establishment of benchmarks/goals for premium volume and profitability. In recent years we have eliminated a number of unprofitable producers.
     For the year ended December 31, 2007, our two largest producers accounted for approximately 6.0% of our direct premiums written. No producer accounted for more than 5.0% of our direct premiums written. For the year ended December 31, 2007, our top 10 producers accounted for approximately 24% of direct premiums written.
     We emphasize personal contact between our producers and the policyholders. We believe that our producers’ fast and efficient service and name recognition, as well as our policyholders’ loyalty to and satisfaction with producer relationships are the principal sources of new customer referrals, cross-selling of additional insurance products and policyholder retention.
     We depend upon our independent producers to produce new business, assist in the underwriting process, and to provide customer service. The network of independent producers also serves as an important source of information about the needs of the communities we serve. This information is utilized by us to develop new products and new product features.
     Producers are compensated through a fixed base commission with an opportunity for profit sharing depending on the producer’s premiums written and profitability. We believe that the contingent compensation paid to our producers is relatively generous, subject to the producer directing high-quality insureds to us. They are monitored and supported by our marketing representative, who is an employee of Lebanon Mutual. This representative also has the principal responsibility for recruiting and training new producers. We provide our producers with access to rating, underwriting, billings, and claim information over the internet through our web page.
     We periodically hold seminars for producers and conduct training programs that provide both technical training about products and sales training on how to market our products. Our new data processing software will permit producers to quote rates on various policies and to process policy changes directly, which will eliminate unnecessary paperwork and permit faster response to the policyholder’s needs.
     Our marketing efforts are further supported by our claims philosophy, which is designed to provide prompt and efficient service and quick claims processing, resulting in a positive experience for producers and policyholders. We believe that these positive experiences are then conveyed by producers and policyholders to many potential customers.

Underwriting, Risk Assessment and Pricing
     We underwrite our personal and commercial lines by evaluating each risk with consistently applied standards. We maintain information on all aspects of our business that is regularly reviewed to determine product line profitability. We employ four underwriters, three of whom specialize in commercial lines and one who specializes in personal lines. Each underwriter has at least 29 years of experience and as a group they average 35 years of experience as underwriters. Specific information regarding individual insureds is monitored to assist us in making decisions about policy renewals or modifications. Since late 2005, we have utilized credit scores of applicants in connection with our underwriting process for homeowners insurance.
     During the underwriting process, we rely to a significant extent on information provided by our independent producers. Subject to certain guidelines, producers also pre-screen policy applicants and act as field underwriters. Our independent producers have the authority to sell and bind certain insurance coverages in accordance with pre-established guidelines. Each producer’s underwriting results are monitored at least annually. On occasion, producers with historically poor loss ratios have had their authority to bind coverage removed or have been terminated. In 2003 and 2004, we terminated a number of producers that had historically produced unprofitable business.
Claims Management
     Claims on insurance policies are received directly from the insured or through our independent producers. Since August 2005, we have used FM Claims Management, Incorporated, an independent third party administrator that we refer to as FM Claims, to manage all of our claims except for workers’ compensation, first party medical, and auto physical damage claims, which are managed internally. FM Claims is responsible for reviewing and adjusting claims and has full responsibility for these claims, including obtaining necessary documentation, estimating the loss reserves and settling the claims. Loss reserve estimates made by FM Claims are reviewed and approved by management. FM Claims has the authority to settle claims for $25,000 or less. Any settlement of a claim for an amount in excess of $25,000 requires the approval of Mr. Rissinger or Mr. Ulsh. The engagement of FM Claims was in response to our identification of certain deficiencies in our management of claims.
     We attempt to minimize claims costs by encouraging the use of alternative dispute resolution procedures. Less than 17% of all open claims under our policies have resulted in litigation. Litigated claims are assigned to outside counsel.
Technology
     In 2002 we installed a document imaging system that has enabled us to transition to an almost paperless business. In addition, this document imaging system has permitted us to reduce both staff and office space previously dedicated to document processing and storage. This system permits multiple users to have easy access to the same document at the same time while promoting document retention and control. As a result, our third party claims administrator and our management can all have access to claims records and files at the same time without the necessity of producing multiple copies.
     We are in the processing of transitioning to a new web-based information processing system. The new system has the capability to provide our producers with real-time access for the purpose of obtaining pricing information for preparing quotes to their customers and responding to inquiries regarding the billing aspects of a policy. The installation of the new system is expected to be completed by July 1, 2008. The new system has the capability to permit producers to process changes to existing policies and to bind new policies, and we may implement those features, subject to certain controls, after we have more experience with the new system. We are currently conducting web-based training seminars regarding our new system with our producers. We expect that the new system will enhance productivity for both us and our producers by reducing the time and number of people involved in processing routine customer requests.
     We intend to investigate the cost and feasibility of acquiring data warehousing and processing capabilities for the purpose of enhancing our ability to analyze premium and loss data in connection with pricing our insurance products and establishing our loss reserves.
     The focus of our ongoing information technology effort is:
–	to continue to re-engineer our internal processes to allow for more efficient operations;

–	to improve our producers’ ability to transact business with us; and

–	to enable our producers to efficiently provide their clients with a high level of service.
     We believe that our technology initiative will increase revenues by making it easier for us to exchange information with our producers. Increased ease of use also should lower expenses. However, our short-term expenses have increased because of costs associated with the implementation of the new system and the need to maintain two systems during the transition.
Reinsurance
     Reinsurance Ceded. In accordance with insurance industry practice, we reinsure a portion of our exposure and pay to the reinsurers a portion of the premiums received on all policies reinsured. Insurance policies written by us are reinsured with other insurance companies principally to:
–	reduce net liability on individual risks;

–	mitigate the effect of individual loss occurrences (including catastrophic losses);

–	stabilize underwriting results;

–	decrease leverage; and

–	increase our underwriting capacity.
     Reinsurance can be facultative reinsurance or contract reinsurance. Under facultative reinsurance, each policy or portion of a risk is reinsured individually. Under contract reinsurance, an agreed-upon portion of a class of business is automatically reinsured. Reinsurance also can be classified as quota share reinsurance, pro-rata insurance or excess of loss reinsurance. Under quota share reinsurance and pro-rata insurance, the ceding company cedes a percentage of its insurance liability to the reinsurer in exchange for a like percentage of premiums less a ceding commission The ceding company in turn recovers from the reinsurer the reinsurer’s share of all losses and loss adjustment expenses incurred on those risks. Under excess reinsurance, an insurer limits its liability to all or a particular portion of the amount in excess of a predetermined deductible or retention. Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to reimburse the ceding company to the extent of the coverage ceded.
     We determine the amount and scope of reinsurance coverage to purchase each year based on a number of factors. These factors include the evaluation of the risks accepted, consultations with reinsurance representatives and a review of market conditions, including the availability and pricing of reinsurance. Our reinsurance arrangements are placed with non-affiliated reinsurers, and are generally renegotiated annually. For the year ended December 31, 2007, Lebanon Mutual ceded to reinsurers $4,023,950 of written premiums, compared to $4,420,048 of written premiums for the year ended December 31, 2006.
     The largest exposure that we retain on any one individual property risk is $100,000. Individual property risks in excess of $100,000 are covered on an excess of loss basis pursuant to various reinsurance contracts. All property lines of business, including commercial automobile physical damage, are reinsured under the same contracts.
     Except for umbrella liability, individual casualty risks that are in excess of $115,000 are covered on an excess of loss basis up to $1.0 million per occurrence, pursuant to various reinsurance contracts. Casualty losses in excess of $1.0 million arising from workers’ compensation claims are reinsured up to $10.0 million on a per occurrence basis by various reinsurance contracts. Umbrella liability losses are reinsured on a 95% quota share basis up to $1.0 million and a 100% quota share basis in excess of $1.0 million.
     Catastrophic reinsurance protects the ceding insurer from significant aggregate loss exposure. Catastrophic events include windstorms, hail, tornadoes, hurricanes, earthquakes, riots, blizzards, terrorist activities and freezing temperatures. We purchase layers of excess contract reinsurance for catastrophic property losses. We reinsure 95% of any catastrophic losses per occurrence in an amount between $600,000 and up to $6.5 million.
     The insolvency or inability of any reinsurer to meet its obligations to us could have a material adverse effect on our results of operations or financial condition. Almost all of our reinsurance is provided by Munich Re America, which has an “A+” rating from A. M. Best. As of December 31, 2007, we had $1,775,024 of loss and loss expenses recoverable from Munich Re America.
     Each of our other reinsurance providers have a rating of “A” or better. According to A.M. Best, companies with a rating of “A” or better “have an excellent ability to meet their ongoing obligations to policyholders.” We monitor the solvency of reinsurers through regular review of their financial statements and, if available, their A.M. Best ratings. We have experienced no significant difficulties collecting amounts due from reinsurers.
     Reinsurance Assumed. We generally do not assume risks from other insurance companies. However, we are required by statute to participate in certain residual market pools. This participation requires us to assume business for workers’ compensation and for property exposures that are not insured in the voluntary marketplace. We participate in these residual markets pro rata on a market share basis, and as of December 31, 2007, our participation is not material.
Unpaid Losses and LAE Reserves
     We are required by applicable insurance laws and regulations to maintain reserves for unpaid losses and LAE. These reserves are established for both reported claims and for claims incurred but not reported (IBNR), arising from the policies we have issued. The laws and regulations require that provision be made for the ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and administration of such claims. The reserves are set based on facts and circumstances then known, estimates of future trends in claims severity, and other variable factors such as inflation and changing judicial theories of liability.
     Estimating the ultimate liability for unpaid losses and LAE is an inherently uncertain process. Therefore, the reserve for unpaid losses and LAE does not represent an exact calculation of that liability. Our reserve policy recognizes this uncertainty by maintaining reserves at a level providing for the possibility of adverse development relative to the estimation process. We do not discount our reserves to recognize the time value of money.
     When a claim is reported to us, our claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the estimator. The individual estimating the reserve considers the nature and value of the specific claim, the severity of injury or damage, and the policy provisions relating to the type of loss. Case reserves are adjusted by our claims staff and our third party claims administrator as more information becomes available. It is our policy to settle each claim as expeditiously as possible. Our claims staff and third party claims administrator have the authority to pay claims up to $25,000. For any amount in excess of $25,000, approval from Mr. Ulsh or Mr. Rissinger is required.
     We maintain IBNR reserves to provide for already incurred claims that have not yet been reported and developments on reported claims. The IBNR reserve is determined by estimating our ultimate net liability for both reported and IBNR claims and then subtracting the case reserves for reported claims.
     Each quarter, we compute our estimated ultimate liability using principles and procedures applicable to the lines of business written. However, because the establishment of unpaid losses and LAE reserves is an inherently uncertain process, we cannot assure you that ultimate losses will not exceed the established unpaid losses and LAE reserves. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made.
     Lebanon Mutual annually submits to the Pennsylvania Insurance Department a statement of opinion by our independent actuary concerning the adequacy of statutory unpaid losses and LAE reserves. The results of these actuarial studies have consistently indicated that our reserves are adequate. We do not believe we are subject to any material potential asbestos or environmental liability claims.
     The following table provides a reconciliation of beginning and ending unpaid losses and LAE reserve balances of Lebanon Mutual for the years ended December 31, 2007, 2006 and 2005, prepared in accordance with GAAP.

	2007	2006	2005
	(in thousands)
Balance at January 1	$9,096	$9,409	$10,341
Reinsurance recoverable on unpaid losses and LAE	(3,705)	(3,598)	(3,742)

Net balance at January 1	5,391	5,811	6,599

Losses and LAE incurred, net:
Current year	$5,715	$6,659	$6,595
Prior years	62	(629)	(1,077)

Total incurred losses and LAE	5,777	6,030	5,518

Less losses and LAE paid, net:
Current year	$3,664	$4,153	$3,832
Prior years	2,639	2,297	2,474

Total loss and LAE expenses paid	6,303	6,450	6,306

Net reserves for unpaid losses and LAE, end of year	4,865	5,391	5,811

Reinsurance recoverable on unpaid losses and LAE	1,780	3,705	3,598

Reserve for unpaid losses and LAE at December 31	$6,645	$9,096	$9,409

     The estimation process for determining the liability for unpaid losses and LAE inherently results in adjustments each year for claims incurred (but not paid) in preceding years. Negative amounts reported for claims incurred related to prior years are a result of claims being settled for amounts less than originally estimated (favorable development). Positive amounts reported for claims incurred related to prior years are a result of claims being settled for amounts greater than originally estimated (unfavorable development).

Reconciliation of Reserve for Losses and Loss Adjustment Expenses
     The following table shows the development of our reserves for unpaid losses and LAE from 1997 through 2007 on a GAAP basis. The top line of the table shows the liabilities at the balance sheet date, including losses incurred but not yet reported. The upper portion of the table shows the cumulative amounts subsequently paid as of successive years with respect to the liability. The lower portion of the table shows the reestimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimates change as more information becomes known about the frequency and severity of claims for individual years. The redundancy (deficiency) exists when the reestimated liability for each reporting period is less (greater) than the prior liability estimate. The “cumulative redundancy (deficiency)” depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

	Year Ended December 31,
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
	(in thousands)
Liability for unpaid losses and LAE, net of reinsurance recoverables	$4,244	$4,396	$5,221	$5,066	$5,005	$6,447	$8,057	$6,599	$5,811	$5,391	$4,865
Cumulative amount of liability paid through:
One year later	1,412	1,869	2,285	3,135	2,646	2,992	3,977	2,468	2,296	2,600	—
Two years later	899	2,748	3,591	4,292	3,876	4,939	5,285	3,774	3,493
Three years later	1,460	3,442	4,192	5,139	4,896	5,893	6,132	4,511
Four years later	1,835	3,619	4,804	5,645	5,544	6,286	6,572
Five years later	1,955	3,844	5,155	5,995	5,690	6,579
Six years later	2,079	3,934	5,296	6,058	5,791
Seven years later	2,145	4,005	5,327	6,118
Eight years later	2,193	4,030	5,385
Nine years later	2,204	4,087
Ten years later	2,274
Liability estimated as of:
One year later	3,761	4,535	4,481	5,636	5,905	7,437	7,817	5,515	5,186	5,413
Two years later	3,921	3,848	5,052	5,988	6,101	7,127	7,026	5,366	4,893
Three years later	3,503	4,078	5,166	6,253	5,964	6,914	7,115	5,329
Four years later	3,647	4,033	5,500	6,116	5,988	6,903	7,035
Five years later	3,636	4,111	5,404	6,173	6,002	6,866
Six years later	3,669	4,065	5,386	6,184	5,964
Seven years later	3,630	4,071	5,390	6,184
Eight years later	3,627	4,074	5,415
Nine years later	3,634	4,109
Ten years later	3,694
Cumulative total redundancy (deficiency)	$(550)	$(287)	$194	$1,118	$959	$419	$(1,022)	$(1,270)	$(918)	$22

Gross liability — end of year	$9,412	$8,914	$9,049	$9,167	$8,779	$10,378	$14,335	$10,340	$9,409	$9,096	$6,645
Reinsurance recoverables	5,168	4,518	3,828	4,101	3,774	3,932	6,278	3,741	3,598	3,705	1,780

Net liability — end of year	$4,244	$4,396	$5,221	$5,066	$5,005	$6,447	$8,057	$6,599	$5,811	$5,391	$4,865

Gross reestimated liability — latest	$7,322	$7,125	$9,659	$11,409	$10,767	$12,630	$13,994	$9,452	$7,847	$8,709
Reestimated reinsurance recoverables — latest	3,628	3,016	4,244	5,225	4,803	5,764	6,959	4,123	2,954	3,296

Net reestimated liability — latest	$3,694	$4,109	$5,415	$6,184	$5,964	$6,866	$7,035	$5,329	$4,893	$5,413

Gross cumulative redundancy (deficiency)	$2,090	$1,789	$(610)	$(2,242)	$(1,988)	$(2,252)	$341	$888	$1,561	$389

Investments
     Our investments in debt and equity securities are classified as available for sale and are carried at fair value with unrealized gains and losses reflected as a component of equity. Our investments in convertible securities are also carried at fair value, however, unrealized gains and losses are reflected in net income because we adopted the provisions of SFAS No. 155 effective January 1, 2006.
     Our investment policy is to provide a framework for an investment strategy that is consistent with our overall business strategy and risk tolerance. Our investment strategy seeks to achieve our specific objectives. Growth of equity will be maximized consistent with a long term view. Equities or equity substitutes are used to realize this goal.
     An important component of our operating results has been the return on invested assets. Our investment objectives are (i) accumulation and preservation of capital, (ii) optimization, within accepted risk levels, of after-tax returns, (iii) assuring proper levels of liquidity, (iv) providing for an acceptable and stable level of current income, (v) closely matching investment maturity with company liabilities, and (vi) maintaining a quality portfolio which will help attain the highest possible rating from A.M. Best. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Information about Market Risk.”
     In addition to any investments prohibited by the insurance laws and regulations of Pennsylvania and any other applicable states, our investment policy prohibits investments in:
•	Interest only securities backed by prepayment sensitive residential MBS;

•	Principal only securities backed by prepayment sensitive residential MBS;

•	Inverse floating rate securities; and

•	Interest rate swaps, futures and options.
     Our Board of Directors developed our investment policy in conjunction with our external investment manager and reviews the policy periodically.
     Our investment portfolio is professionally managed by an external firm, Asset Allocation & Management, or AAM. AAM is a registered independent investment advisor, specializing in the management of insurance company assets. Its clients include stock, mutual and fraternal companies, including both life and health and property and casualty insurers. As of December 31, 2007, AAM managed approximately $16.2 billion of insurance company assets.

     The following table sets forth information concerning our investments (in thousands).

	At December 31,
	2007		2006		2005
	Cost or	Estimated	Cost or	Estimated	Cost or	Estimated
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. treasury securities and obligations of U.S. government corporations and agencies	$202	$203	$—	$—	$207	$203
States, territories and possessions	1,182	1,181	1,062	1,046	1,180	1,165
Special revenue	2,981	2,975	3,316	3,258	2,975	2,917
Public utilities	73	74	173	181	339	346
Industrial and miscellaneous	3,328	3,315	2,978	2,958	2,556	1,956
Mortgage-backed securities	8,245	8,231	7,585	7,438	8,234	8,073

Total Debt Securities	16,011	15,979	15,114	14,881	15,491	14,660

Equity securities	5	361	5	430	5	514
Convertible securities	4,627	4,683	4,560	5,244	4,811	5,498

	$20,643	$21,023	$19,679	$20,555	$20,307	$20,672

     The following table below summarizes the distribution of Lebanon Mutual’s portfolio of debt and convertible securities as a percentage of total estimated fair value based on credit ratings assigned by Standard & Poors Corporation (S&P) at December 31, 2007 (dollars in thousands):

	Estimated	Percent of
Rating	Fair Value	Total
U.S. treasury securities and obligations of U.S. government corporations and agencies	$5,475	26.5%
AAA	6,774	32.8%
AA	1,505	7.3%
A	3,758	18.2%
BBB	1,900	9.2%
Below Investment Grade	1,250	6.0%

Total	$20,662	100%

(1)	The ratings set forth in this table are based on the ratings assigned by S&P. If S&P’s ratings were unavailable, the equivalent ratings supplied by Moody’s Investor Service, Fitch Investors Service, Inc. or the NAIC were used where available.

(2)	Represents percent of fair value for classification as a percent of total for each portfolio.

     Debt and convertible securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties (in thousands):

	Amortized Cost	Estimated Fair Value
Less than one year	$704	$702
One though five years	5,152	5,174
Five through ten years	1,913	1,988
Greater than ten years	4,624	4,567
Mortgaged-backed securities	8,245	8,231

Total debt securities	$20,638	$20,662

(1)	Debt securities are carried at fair value in our financial statements beginning on page F-1.

(2)	Mortgage-backed securities consist of mortgage pass-through holdings and securities collateralized by home equity loans. These securities are presented separately in the maturity schedule due to the inherent risk associated with prepayment or early amortization. The average duration of this portfolio is 2.96 years. Prepayment rates are influenced by a number of factors that cannot be predicted with certainty, including: the relative sensitivity of the underlying mortgages or other collateral to changes in interest rates; a variety of economic, geographic and other factors; and the repayment priority of the securities in the overall securitization structures.
     The average maturity of our debt security investments, excluding mortgage backed securities that are subject to prepayment, was approximately 4.42 years as of December 31, 2007. As a result, the market value of our investments may fluctuate significantly in response to changes in interest rates. In addition, we may experience investment losses to the extent our liquidity needs require the disposition of fixed maturity securities in unfavorable interest rate environments.
     Our average cash and invested assets, net investment income and return on average cash and invested assets for the years ended December 31, 2007, 2006 and 2005 were as follows:

	Year Ended December 31,
	2007	2006	2005
Average cash and invested assets	$21,217,952	$21,736,338	$21,054,803
Net investment income	580,868	673,399	706,941
Return on average cash and invested assets	2.7%	3.1%	3.4%
A.M. Best Rating
     A.M. Best rates insurance companies based on factors of concern to policyholders. A.M. Best currently assigns an “B++” (Good) rating to Lebanon Mutual. This rating is the fifth highest out of 15 rating classifications. According to the A.M. Best guidelines, A.M. Best assigns “B++” ratings to companies that have “a good ability to meet their ongoing obligations to policyholders.” The rating evaluates the claims paying ability of a company, and is not a recommendation on the merits of an investment in our common stock.

     In evaluating a company’s financial and operating performance, A.M. Best reviews:
     •  the company’s profitability, leverage and liquidity;
     •  its book of business;
     •  the adequacy and soundness of its reinsurance;
     •  the quality and estimated market value of its assets;
     •  the adequacy of its reserves and surplus;
     •  its capital structure;
     •  the experience and competence of its management; and
     •  its marketing presence.
     In its ratings report on Lebanon Mutual, A.M. Best states that Lebanon Mutual has favorable capitalization, consistent investment income and broad product offerings. A.M. Best cites management’s strict investment philosophy, sound balance sheet liquidity and local market knowledge. The report states that these positive attributes are partially offset by above average underwriting leverage, geographic concentration and a high expense exposure. However, A.M. Best states that due to Lebanon Mutual’s good capital position, conservative investment philosophy and long-standing local market presence, Lebanon Mutual’s ratings outlook is stable.
Competition
     The property and casualty insurance market is highly competitive. Lebanon Mutual competes with stock insurance companies, mutual companies, local cooperatives and other underwriting organizations. Certain of these competitors have substantially greater financial, technical and operating resources than we do. Our ability to compete successfully in our principal markets is dependent upon a number of factors, many of which are outside our control. These factors include market and competitive conditions. Many of our lines of insurance are subject to significant price competition. Some companies may offer insurance at lower premium rates through the use of salaried personnel or other distribution methods, rather than through independent producers paid on a commission basis (as we do). In addition to price, competition in our lines of insurance is based on quality of the products, quality and speed of service, financial strength, ratings, distribution systems and technical expertise. We consider our primary competitors to be Harleysville Group, Inc., Donegal Insurance Group, Penn National Insurance, and other regional mutual companies.
Regulation
     General. Insurance companies are subject to supervision and regulation in the states in which they do business. State insurance authorities have broad administrative powers with respect to all aspects of the insurance business including:

•     approval of policy forms and premium rates;
•     standards of solvency, including establishing statutory and risk-based capital requirements for statutory surplus;
•     classifying assets as admissible for purposes of determining statutory surplus;
•     licensing of insurers and their producers;
•     advertising and marketing practices;
•     restrictions on the nature, quality and concentration of investments;
•     assessments by guaranty associations;
•     restrictions on the ability of Lebanon Mutual to pay dividends to us;
•     restrictions on transactions between Lebanon Mutual and LMI Holdings;
•     restrictions on the size of risks insurable under a single policy;
•     requiring deposits for the benefit of policyholders;
•     requiring certain methods of accounting;
•     periodic examinations of our operations and finances;
•     claims practices;
•     prescribing the form and content of records of financial condition required to be filed; and
•     requiring reserves for unearned premiums, losses and other purposes.
     State insurance laws and regulations require Lebanon Mutual to file financial statements with insurance departments everywhere it does business, and the operations of Lebanon Mutual and its accounts are subject to examination by those departments at any time. Lebanon Mutual prepares statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments.
     Examinations. Examinations are conducted by the Pennsylvania Insurance Department every three to five years. The Pennsylvania Insurance Department’s last examination of Lebanon Mutual was as of December 31, 2005. The examination did not result in any adjustments to our financial position. In addition, there were no substantive qualitative matters indicated in the examination report that had a material adverse impact on our operations.
     NAIC Risk-Based Capital Requirements. In addition to state-imposed insurance laws and regulations, the NAIC has adopted risk-based capital requirements that require insurance companies to calculate and report information under a risk-based formula. These risk-based capital requirements attempt to measure statutory capital and surplus needs based on the risks in a company’s mix of products and investment portfolio. Under the formula, a company first determines its “authorized control level” risk-based capital. This authorized control level takes into account (i) the risk with respect to the insurer’s assets; (ii) the risk of adverse insurance experience with respect to the insurer’s liabilities and obligations, (iii) the interest rate risk with respect to the insurer’s business; and (iv) all other business risks and such other relevant risks as are set forth in the RBC instructions. A company’s “total adjusted capital” is the sum of statutory capital and surplus and such other items as the risk-based capital instructions may provide. The formula is designed to allow state insurance regulators to identify weakly capitalized companies.
     The requirements provide for four different levels of regulatory attention. The “company action level” is triggered if a company’s total adjusted capital is less than 2.0 times its authorized control level but greater than or equal to 1.5 times its authorized control level. At the company action level, the company must submit a comprehensive plan to the regulatory authority that discusses proposed corrective actions to improve the capital position. The “regulatory action level” is triggered if a company’s total adjusted capital is less than 1.5 times but greater than or equal to 1.0 times its authorized control level. At the regulatory action level, the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed. The “authorized control level” is triggered if a company’s total adjusted capital is less than 1.0 times but greater than or equal to 0.7 times its authorized control level; at this level the regulatory authority may take action it deems necessary, including placing the company under regulatory control. The “mandatory control level” is triggered if a company’s total adjusted capital is less than 0.7 times its authorized control level; at this level the regulatory authority is mandated to place the company under its control. The capital levels of Lebanon Mutual have never triggered any of these regulatory capital levels. We cannot assure you, however, that the capital requirements applicable to Lebanon Mutual will not increase in the future.
     NAIC Ratios. The NAIC also has developed a set of 11 financial ratios referred to as the Insurance Regulatory Information System or (IRIS). On the basis of statutory financial statements filed with state insurance regulators, the NAIC annually calculates these IRIS ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range for each of the IRIS financial ratios. If four or more of its IRIS ratios fall outside the range deemed acceptable by the NAIC, an insurance company may receive inquiries from individual state insurance departments. During each of the years ended December 31, 2007, 2006 and 2005, Lebanon Mutual did not produce results outside the acceptable range for any of the IRIS tests.
     Market Conduct Regulation. State insurance laws and regulations include numerous provisions governing trade practices and the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, illustrations, advertising, sales practices and complaint handling. State regulatory authorities generally enforce these provisions through periodic market conduct examinations.
     Property and Casualty Regulation. Our property and casualty operations are subject to rate and policy form approval, as well as laws and regulations covering a range of trade and claim settlement practices. State insurance regulatory authorities have broad discretion in approving an insurer’s proposed rates. The extent to which a state restricts underwriting and pricing of a line of business may adversely affect an insurer’s ability to operate that business profitably in that state on a consistent basis.
     State insurance laws and regulations require us to participate in mandatory property-liability “shared market,” “pooling” or similar arrangements that provide certain types of insurance coverage to individuals or others who otherwise are unable to purchase coverage voluntarily provided by private insurers. Shared market mechanisms include assigned risk plans and fair access to insurance requirement or “FAIR” plans. In addition, some states require insurers to participate in reinsurance pools for claims that exceed specified amounts. Our participation in these mandatory shared market or pooling mechanisms generally is related to the amount of our direct writings for the type of coverage written by the specific arrangement in the applicable state. We cannot predict the financial impact of our participation in these arrangements.
     Guaranty Fund Laws. All states have guaranty fund laws under which insurers doing business in the state can be assessed to fund policyholder liabilities of insolvent insurance companies. Pennsylvania, the state in which we do business, has such a law. Under these laws, an insurer is subject to assessment depending upon its market share in the state of a given line of business. For the years ended December 31, 2007, 2006 and 2005, we incurred approximately $351,112, $380,324 and $680,695, respectively, in assessments pursuant to state insurance guaranty association laws. We establish reserves relating to insurance companies that are subject to insolvency proceedings when we are notified of assessments by the guaranty associations. We cannot predict the amount and timing of any future assessments on Lebanon Mutual under these laws.
     Sarbanes-Oxley Act of 2002. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002, or the SOA. The stated goals of the SOA are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.
     The SOA is the most far-reaching U.S. securities legislation enacted in some time. The SOA generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, or the Exchange Act. Given the extensive SEC role in implementing rules relating to many of the SOA’s new requirements, the final scope of these requirements remains to be determined.
     The SOA includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of specified issues by the SEC and the Comptroller General. The SOA represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.
     The SOA addresses, among other matters:
•     audit committees;
•     certification of financial statements by the chief executive officer and the chief financial officer;
•     the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;
•     a prohibition on insider trading during pension plan black out periods;
•     disclosure of off-balance sheet transactions;
•     a prohibition on personal loans to directors and officers;
•     expedited filing requirements for Form 4 statement of changes of beneficial ownership of securities required to be filed by officers, directors and 10% shareholders;
•     disclosure of whether or not a company has adopted a code of ethics;
•     “real time” filing of periodic reports;
•     auditor independence; and
•     various increased criminal penalties for violations of securities laws.
     The SEC has been delegated the task of enacting rules to implement various provisions with respect to, among other matters, disclosure in periodic filings pursuant to the Exchange Act. To date, the SEC has implemented some of the provisions of the SOA. However, the SEC continues to issue final rules, reports, and press releases. As the SEC provides new requirements, we review those rules and comply as required. Although, our common stock will trade on the NASDAQ Capital Market, it does not impose any additional compliance requirements.
     Terrorism Risk Insurance Act of 2002. On November 26, 2002, President Bush signed the Terrorism Risk Insurance Act of 2002. Under this law, coverage provided by an insurer for losses caused by certified acts of terrorism is partially reimbursed by the United States under a formula under which the government pays 90% of covered terrorism losses, exceeding a prescribed deductible. Therefore, the act limits an insurer’s exposure to certified terrorist acts (as defined by the act) to the deductible formula. The deductible is based upon a percentage of direct earned premium for commercial property and casualty policies. Coverage under the act must be offered to all property, casualty and surety insureds.

     The immediate effect was to nullify terrorism exclusions previously permitted by state regulators to the extent they exclude losses that would otherwise be covered under the act. The act, as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2007, further states that until December 31, 2014, rates and forms for terrorism risk insurance covered by the act are not subject to prior approval or a waiting period under any applicable state law. Rates and forms of terrorism exclusions and endorsements are subject to subsequent review.
     We are currently unable to predict the extent to which this legislation may affect the demand for our products or the risks that will be available for us to consider underwriting. We do not know the extent to which insureds will elect to purchase this coverage.
     Financial Services Modernized. The Gramm-Leach-Bliley Act was signed into law by President Clinton on November 12, 1999. The principal focus of the act is to facilitate affiliations among banks, securities firms and insurance companies. The ability of banks and securities firms to affiliate with insurers may increase the number, size and financial strength of our potential competitors.
     Privacy. As mandated by the Gramm-Leach-Bliley Act, states continue to promulgate and refine laws and regulations that require financial institutions, including insurance companies, to take steps to protect the privacy of certain consumer and customer information relating to products or services primarily for personal, family or household purposes. A recent NAIC initiative that affected the insurance industry was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of customer information. Lebanon Mutual has implemented procedures to comply with the Gramm-Leach-Bliley Act’s related privacy requirements.
     OFAC. The Treasury Department’s Office of Foreign Asset Control (OFAC) maintains a list of “Specifically Designated Nationals and Blocked Persons” (the SDN List). The SDN List identifies persons and entities that the government believes are associated with terrorists, rogue nations or drug traffickers. OFAC’s regulations prohibit insurers, among others, from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC. The focus on insurers’ responsibilities with respect to the SDN List has increased significantly since September 11, 2001.
     New and Proposed Legislation and Regulations. The property and casualty insurance industry has recently received a considerable amount of publicity because of rising insurance costs and the unavailability of insurance. New regulations and legislation are being proposed to limit damage awards, to control plaintiffs’ counsel fees, to bring the industry under regulation by the federal government and to control premiums, policy terminations and other policy terms. We are unable to predict whether, in what form, or in what jurisdictions, any regulatory proposals might be adopted or their effect, if any, on us.

     Dividends. Lebanon Mutual is restricted by the insurance laws of Pennsylvania regarding the amount of dividends or other distributions it may pay without notice to or the prior approval of the Pennsylvania Insurance Department. The Pennsylvania Insurance Department’s approval of Lebanon Mutual’s conversion to stock form is subject to, among other things, the condition that for a period of three years following the conversion, Lebanon Mutual may not declare or pay a dividend to LMI Holdings without the approval of the Pennsylvania Insurance Department. After this three-year period has expired, Lebanon Mutual’s ability to declare and pay dividends to LMI Holdings will be subject to Pennsylvania law.
     Pennsylvania law sets the maximum amount of dividends that may be paid by Lebanon Mutual during any twelve-month period after notice to, but without prior approval of, the Pennsylvania Insurance Department. This amount cannot exceed the greater of 10% of the company’s statutory surplus as reported on the most recent annual statement filed with the Pennsylvania Insurance Department, or the company’s statutory net income for the period covered by the annual statement as reported on such statement. If the dividend restrictions contained in the Pennsylvania Insurance Department’s approval of the conversion were not in effect, then as of December 31, 2007, the amount available for payment of dividends by Lebanon Mutual to LMI Holdings in 2008 without the prior approval of the Pennsylvania Insurance Department would be approximately $1.3 million.
     Holding Company Laws. Most states have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish certain information. This includes information concerning the operations of companies within LMI Holdings system that may materially affect the operations, management or financial condition of the insurers within the system. Pursuant to these laws, the Pennsylvania Insurance Department may examine us and Lebanon Mutual at any time, require disclosure of material transactions by us and Lebanon Mutual and require prior notice of approval of certain transactions, such as “extraordinary dividends” distributed by Lebanon Mutual.
     All transactions within our consolidated group affecting Lebanon Mutual must be fair and equitable. Notice of certain material transactions between Lebanon Mutual and any person or entity in our holding company system will be required to be given to the Department. In some states, certain transactions cannot be completed without the prior approval of the Department.
     Approval of the state insurance commissioner is required prior to any transaction affecting the control of an insurer domiciled in that state. In Pennsylvania, the acquisition of 10% or more of the outstanding capital stock of an insurer or its holding company is presumed to be a change in control. Pennsylvania law also prohibits any person or entity from (i) making a tender offer for, or a request or invitation for tenders of, or seeking to acquire or acquiring any voting security of a Pennsylvania insurer if, after the acquisition, the person or entity would be in control of the insurer, or (ii) effecting or attempting to effect an acquisition of control of or merger with a Pennsylvania insurer, unless the offer, request, invitation, acquisition, effectuation or attempt has received the prior approval of the Pennsylvania Insurance Department.
     Under Pennsylvania law, from the time a mutual insurance company files with the Pennsylvania Insurance Department an application to convert to a stock company, until the effective date of the conversion, any offer to acquire, announcement of an offer to acquire or acquisition of the converting company is prohibited. Any offer, announcement or acquisition would constitute a violation of the Pennsylvania Mutual-to Stock Conversion Act as well as the Pennsylvania holding company law described above.
Legal Proceedings
     Lebanon Mutual is a party to litigation in the normal course of business. Based upon information presently available to us, we do not consider any litigation to be material. However, given the uncertainties attendant to litigation, we cannot assure you that our results of operations and financial condition will not be materially adversely affected by any litigation.
Properties
     Our office is located at 137 West Penn Avenue, Cleona, Pennsylvania. This 17,634 square foot facility is owned by Lebanon Mutual.
Employees
     As of December 31, 2007, we had 20 full-time equivalent employees. None of these employees are covered by a collective bargaining agreement, and we believe that our employee relations are good.
THE CONVERSION
     On December 19, 2007, the board of directors of Lebanon Mutual unanimously adopted the Plan, subject to approval by the Pennsylvania Insurance Department and the policyholders of Lebanon Mutual. The Plan was amended and restated on April 16, 2008. An application with respect to the conversion was filed by Lebanon Mutual with the Pennsylvania Insurance Department on March 18, 2008. Notice of the filing and the opportunity to comment on and to request and receive a copy of the Plan was mailed on March 26, 2008, to all eligible policyholders, as required by law. The Pennsylvania Insurance Department held an informational public hearing regarding the Conversion on                     , 2008. By orders dated                                         , the Plan was approved by the Pennsylvania Insurance Department and we received the approval of the Pennsylvania Insurance Department to acquire control of Lebanon Mutual. Other conditions set by the Pennsylvania Insurance Department also must be satisfied. Approval by the Pennsylvania Insurance Department is not a recommendation or endorsement of the Plan. The Plan also is subject to the approval of the eligible policyholders at the special meeting to be held on                     , 2008.
Background and Reasons for the Conversion
     The Plan of Conversion was adopted by Lebanon Mutual on December 19, 2007, and was amended and restated on April 16, 2008. We adopted the Plan because we believe that growth is critical to Lebanon Mutual’s success. As a small property and casualty insurer we face certain challenges associated with our size, including significant reliance on reinsurance, designing and implementing new products in a competitive market place, attracting and retaining skilled employees, and building and maintaining a technology infrastructure to meet the needs of our producers. In 2004 we retained Stevens & Lee and its subsidiary Griffin Financial to help us review our strategic alternatives. We reviewed several options including maintaining the status quo, merging with another mutual company, converting from mutual to stock form on our own and engaging in a so-called sponsored conversion in which we would convert from mutual to stock form and simultaneously be acquired by the sponsor. It was clear to our board that conversion from mutual to stock form was a transformational transaction that could help us meet the challenges we faced as a small company.
     Although we identified conversion from mutual to stock form as a potentially important component of our strategic plan, obstacles to achievement of this goal existed. First, the cost of converting from mutual to stock form is very high and poses a significant risk to us if the conversion is not successfully completed. This is because our surplus would be reduced by the professional fees and expenses we would be obligated to pay even though the transaction failed. Second, few mutual insurance companies of our size have attempted to convert to stock form. Accordingly, it was unclear whether sufficient demand for our stock would exist to ensure that the minimum number of shares could be sold in the conversion offering.
     Initially, we considered affiliation with another stock company in a sponsored conversion as a prudent path toward accomplishing our goal. In 2004, our board of directors authorized Griffin Financial to solicit indications of interest from stock insurance companies for a sponsored conversion transaction. Because of our small size, the significant cost of a mutual to stock conversion and the fact that Lebanon Mutual had recently experienced poor operating results, Griffin Financial was unable to identify an appropriate sponsor. Potential sponsors told Griffin Financial that they were unwilling to undertake the significant cost of a sponsored conversion for the comparatively small increase in size and scale that Lebanon Mutual would offer the sponsor. However, Griffin Financial advised us that it believed there would be greater interest in Lebanon Mutual if it were in the stock form of organization because the cost of acquiring Lebanon Mutual then would be dramatically less than the cost of a sponsored conversion.
     Therefore, at that time it appeared that our options were to do nothing and maintain the status quo, engage in a merger with another mutual or convert from mutual to stock form on our own. Although we had some discussions regarding a mutual merger, we did not elect to pursue any of these transactions. In addition, we were not prepared to assume the risks associated with converting on our own. As a result we elected not to pursue any merger or conversion transaction and focused on our core operating business. During that time our performance significantly improved.
     In the Fall of 2007, and in part due to our improved earnings performance, Stevens & Lee and Griffin Financial presented a new proposal to Lebanon Mutual that was designed to address the major risks associated with converting from mutual to stock form on our own. Stevens & Lee and Griffin Financial advised us that they were prepared to form and finance Griffin MTS which would pay all of the out-of-pocket costs incurred by Lebanon Mutual in connection with the conversion in exchange for a $100,000 retainer and a payment of $2,400,000 upon completion of the conversion. Lebanon Mutual is only required to reimburse Griffin MTS for any costs in the event that Lebanon Mutual abandons the conversion. In addition, Griffin MTS agreed to purchase the lesser of 650,000 shares ($6.5 million) or 35% of the number of shares issued in the conversion offering.

     As a result of this proposal, our board concluded that the risk of completing a conversion would be greatly reduced. First, Lebanon Mutual would not bear the costs in the event the transaction failed unless we unilaterally abandoned the transaction. Second, because Griffin MTS was committing to purchase a large block of stock, the risk that the stock would not be sold was significantly reduced. On October 16, 2007, a committee of the board of directors directed management and counsel to meet with the Pennsylvania Insurance Department to discuss the proposed transaction. Management and Stevens & Lee met with the Pennsylvania Insurance Department on October 31, 2007 and briefed the Department on the terms of the potential transaction. Subsequent to that meeting, we directed Stevens & Lee to prepare a plan of conversion and the Investment Agreement for consideration at the December 19, 2007 meeting of the board of directors. On that date the Plan of Conversion was adopted and the Investment Agreement was executed. Subsequently, after reviewing the preliminary results of the appraisal performed by Feldman Financial, the parties identified potential problems with the structure of the transaction at both the adjusted maximum of the offering range and at the minimum of the offering range.
     Stifel Nicolaus and Griffin Financial advised us that at the adjusted maximum of the offering range, the amount of capital that could be raised in the offering would result in a ratio of price to book value that might discourage some investors from submitting offers in the community offering. As a result, we might experience difficulty in obtaining subscriptions and orders for more than the minimum number of shares required to be sold in the offering. Stifel Nicolaus and Griffin Financial also advised us that if only the minimum number of shares were sold in the offering and Griffin MTS exercised its right to have the shares that it purchased in the offering redeemed, the amount of additional capital that we would retain after such redemption would be substantially less than our $5.0 million goal.
     Accordingly, on April 16, 2008, Griffin MTS, LMI Holdings and Lebanon Mutual agreed to amend and restate the Plan of Conversion and the Investment Agreement to reduce the number of shares that Griffin MTS has the right to purchase in the subscription offering, to provide that we can accept or reject Griffin MTS’ order in the community offering, in whole or in part, and to permit Griffin MTS to sell limited amounts of the shares that it purchases in the offering in the open market beginning six months after completion of the offering.
     We believe that completion of the conversion will provide us with strategic flexibility. With increased capital we will be positioned to grow as an independent company and achieve our operational goals. Conversely, as a stock company we will be more attractive as an acquisition partner because the transaction costs to complete a stock acquisition are dramatically less than the cost of a sponsored conversion. Furthermore, our stronger operating performance, stronger capitalization and ability to provide premium growth to an acquisition partner in a market in which premium prices are declining (a so-called “soft” market) should be attractive. We believe this ability to continue as a separate, independent company or seek an affiliation if it is in the best interests of the company, our shareholders, customers and employees is a desirable strategic position. Although we believe we will be a more attractive acquisition partner after the conversion, we have not recently sought an acquisition partner, and we have no immediate plans to seek an acquisition partner after completion of the conversion. Purchasers of our common stock in the offering should not purchase our common stock in anticipation of a subsequent sale of the company.

     Operationally, we are primarily a commercial property and casualty insurer, and we expect that the commercial lines business will remain our focus. We will use the capital generated by the conversion to strengthen this core competency. Specifically, our goals are to:
•	Increase our commercial and casualty writings. We believe that the actions that we have taken over the last twenty years to increase our commercial and casualty premium volume will continue to increase the percentage of our direct written premiums from these products. Our “main street” business owner program that targets commercial coverages for main street businesses, such as businesses in the home, and complementary coverages such as commercial automobile insurance covering light to medium weight trucks and passenger-type vehicles used for commercial purposes is focused on furthering this goal.

•	Attract and retain high-quality insurance producers. We intend to implement this strategy through increased marketing activities in targeted growth markets to attract high quality producers. We believe the increased capital resulting from the conversion may enable us to eventually secure a higher rating from A.M. Best and Company, which should help us to attract producers. This increased marketing effort will require hiring additional marketing personnel.

•	Reduce our ratio of expenses to net premiums earned through continued investment in technology. We will continue to invest in technology, both to make our system more user-friendly for our producers and facilitate increases in premium volume and to improve our profitability by reducing expenses.

•	Reduce our reliance on reinsurance. We believe the increased capital from the conversion will allow us to increase the risk we retain on individual policies, which will increase net premium volume.

•	Diversify our business geographically. We intend to increase our business outside Pennsylvania by selectively expanding our producer relationships.
     The board of directors also believes that reorganizing Lebanon Mutual as a wholly-owned subsidiary of LMI Holdings will enhance and improve operational flexibility and will facilitate product expansion and possible acquisitions. This will result in diversification of risk and enable Lebanon Mutual to compete more effectively with other insurance companies.
The Investment Agreement
     To facilitate the conversion, LMI Holdings and Lebanon Mutual entered into an Investment Agreement with Griffin MTS. Under the Investment Agreement, Griffin MTS will finance the completion of the conversion (and absorb the related costs if the conversion does not close) and purchase a significant interest in Lebanon Mutual to help insure completion of the conversion. Griffin MTS expects to seek third party investors in a separate private placement offering of units in Griffin MTS to fund its obligations under the Investment Agreement. However, Stevens & Lee has guaranteed Griffin MTS’s obligations under the Investment

Agreement, and therefore completion of the conversion is not conditioned upon Griffin MTS attracting third party investors to purchase units in Griffin MTS.
     Simultaneously with the execution of the Investment Agreement, we entered into engagement letters with Stevens & Lee and Griffin Financial for legal services and financial advisory services, respectively. Pursuant to these engagement letters, we paid Stevens & Lee a retainer of $75,000 and we paid Griffin Financial a retainer of $25,000. Except as described below, both Stevens & Lee and Griffin Financial have agreed to seek payment for all future services provided in connection with the conversion solely from Griffin MTS.
     The principal terms of the Investment Agreement are as follows:
•	Griffin MTS has agreed to jointly engage with us all providers of professional services in connection with the conversion, pay all professional fees and expenses and other out-of-pocket expenses prior to completion of the conversion, and absorb all costs and fees in the event the conversion is not completed, unless the reason for non-completion is because we elect to abandon the transaction.
•	Fees and expenses that Griffin MTS has agreed to pay include, among others, our independent counsel, our appraiser, Feldman Financial, the Pennsylvania Insurance Department’s appraiser, our independent registered public accounting firm, Beard Miller Company LLP, our marketing agent, Stifel Nicolaus, our financial printer and other filing fees and incidental expenses. Like Stevens & Lee and Griffin Financial, each provider of professional services has agreed to look solely to Griffin MTS for payment of its fees and expenses. As of the date hereof, Griffin MTS has advised us that it estimates that professional fees and expenses, other than the fees and expenses of Stevens & Lee and Griffin Financial, will be between $900,000 and $1,000,000.
•	Upon completion of the conversion, we have agreed to pay Griffin MTS a fee of $2.4 million out of the net proceeds of the offering. This payment will reimburse Griffin MTS for fees and expenses of the other professionals it has advanced or will pay at closing. Of the remaining amount, Griffin MTS expects to pay $275,000 to Griffin Financial for its financial advisory services and the balance will be paid to Stevens & Lee for its legal services and for assuming the risk related to its guarantee of the performance of Griffin MTS’s obligations under the Investment Agreement. We previously paid a $75,000 retainer fee to Stevens & Lee and a $25,000 retainer fee to Griffin Financial.

•	Griffin MTS has agreed to purchase in the conversion the lesser of (i) 35% of the number of shares sold in the offering, or (ii) $6,500,000 (650,000 shares). Griffin will have the right under the Plan of Conversion to purchase 50,000 shares in the subscription offering and has agreed to submit an offer in the community offering for the balance of the shares that it has agreed to purchase. We will have the option to accept or reject, in whole or in part, the order submitted by Griffin MTS in the community offering. The shares purchased by Griffin MTS will be a separate class of common stock designated as class B common stock. Except as described below, the class B common stock will be identical in all respects to the class A common stock.

•	As long as Griffin MTS holds its class B common stock, it will be entitled to vote as a separate class and elect one director to our board of directors and will vote together with the class A common stock with respect to the election of all other directors.

•	As long as Griffin MTS holds its class B common stock, it will agree to vote its class B common stock in favor of our nominees for the board of directors, for our stock-based compensation program and otherwise in accordance with the wishes of our board of directors, including any acquisition proposal.

•	Griffin MTS has agreed not to increase its ownership interest in class A or class B common stock or otherwise take any steps to assert control over us for a period of three years.

•	Beginning on the first anniversary of the conversion and continuing until the fourth anniversary of the conversion, and subject to the prior approval of the Pennsylvania Insurance Department, Griffin MTS will have the right to require us to repurchase all, but not less than all, of its class B common stock at a price of $12.50 per share plus unpaid accrued dividends.

•	Originally, the Investment Agreement provided that Griffin MTS could not sell any of its investment in our stock until it exercised its redemption rights in full or until the passage of three years from closing. Our objective in entering into this transaction was to retain post-redemption proceeds of at least $5.0 million. We originally anticipated that the appraisal of Lebanon would be higher and would yield a larger amount of post-redemption capital but, largely due to current market conditions, it was not. Each share that we redeem from Griffin MTS pursuant to the Investment Agreement reduces our capital. Accordingly, we and Griffin MTS amended the Investment Agreement and agreed that Griffin MTS may sell in the market that number of shares equal to the quotient of (a) $5.0 million minus projected post-redemption proceeds, and (b) $12.50. We project that if the offering closes at the minimum of the appraisal range of $10,200,000, Griffin MTS would have the right to sell up to approximately 214,600 shares, or 60%, of its investment in the market. At the maximum of the appraisal range of $13,800,000, Griffin MTS would have the right to sell approximately 81,400 shares, or 17% of its investment in the market. Shares in excess of the sale limits implied by this formula must either be sold to us pursuant to the redemption provisions of the Investment Agreement or held for three years. Griffin MTS is under no obligation to sell shares at a price less than $12.50 per share. Griffin MTS may not sell more than 0.5% of our outstanding shares on in any week. In addition, we have the right to terminate any sales in the market by Griffin MTS for up to 30 days by providing written notice to that effect to Griffin MTS. We may give successive notices to extend the 30-day period indefinitely.

•	At lower subscription levels, Griffin MTS’s commitment to purchase stock is critical to completion of a successful offering, especially in light of current market conditions. In exchange for this commitment to help achieve a successful offering, Griffin MTS negotiated for and received the right to purchase the lesser of 35% of the offering or $6.5 million at all subscription levels. At higher subscription levels, this right of Griffin MTS could result in an offering of up to $22.6 million. In that circumstance, the offering price as a percentage of initial pro forma book value per share would equal approximately 73% and, on a post-redemption pro forma basis, would equal 70%. Griffin Financial advised us that, based upon current market conditions for subscription rights conversion transactions, this could be perceived as too high by investors. Accordingly, Griffin Financial advised us and Griffin MTS that the Plan of Conversion and the Investment Agreement be amended to reduce the amount of stock that Griffin MTS’s has the right to purchase. In an amendment to the Plan of Conversion, Griffin MTS’ right to subscribe to purchase shares in the subscription offering was reduced to 50,000 shares. The Investment Agreement was amended to provide that although Griffin would continue to agree to purchase the lesser of (i) 35% of the shares sold in the conversion offering, and (ii) 650,000 shares, only 50,000 of such shares could be purchased pursuant to the exercise of subscription rights under the Plan of Conversion. The balance of Griffin MTS’ order will be submitted in the community offering. Accordingly, because Griffin MTS’ order for any shares in excess of 50,000 would be submitted in the community offering, we have the right to reject such order, in whole or in part. Because Griffin MTS must raise the money necessary to pay for all of the shares that it agreed to purchase even if it is only permitted to purchase 50,000 shares in the offering, and in exchange for granting us the right to accept or reject its order for any shares in excess of 50,000, we have agreed to pay Griffin MTS a fee of $1.25 per share with respect to each share that we decide not to sell to Griffin MTS in the community offering. For example, if Griffin MTS places an order for 400,000 shares in the community offering and we decide to accept its order only as to 200,000 shares, we will pay a fee of $250,000 to Griffin MTS (200,000 shares x $1.25 per share). Our decision to exercise this right will depend upon demand for our stock in the offering, but we presently anticipate that we will exercise this right in order to insure that the offering price to initial pro forma book value will not exceed 64% of book value per share.

•	In the event that Griffin MTS asks us to redeem its class B common stock and the Pennsylvania Insurance Department does not permit the redemption, the class B common stock will accrue a dividend at the rate of $0.50 per share, per annum until the redemption is approved. Payment of the dividend will be subject to the prior approval of the Pennsylvania Insurance Department.

•	Until the fourth anniversary of the conversion, Griffin MTS, as holder of the class B common stock voting as a separate class, has the right to disapprove any fundamental transaction such as a merger or sale of LMI Holdings or Lebanon Mutual that does not provide for the redemption or purchase of the class B common stock at a price of at least $12.50 per share plus any unpaid accrued dividends.

•	Beginning six months after completion of the conversion, Griffin MTS will have the right to sell in the open market a limited number of the shares that it purchased in the conversion offering. Griffin MTS has agreed that it will not sell shares in any week in an amount in excess of 0.5% of our outstanding shares. Griffin MTS has also agreed that it will stop selling any shares in the open market upon receipt of a written request from us. Beginning on the third anniversary of the conversion, Griffin MTS is free to sell any or all of its class B common stock in the market or in privately negotiated transactions.

Griffin MTS has also agreed to offer to sell such shares to us prior to selling any shares to any other person. Upon any sale, the class B common stock automatically converts into class A common stock and all attributes of the class B common stock sold, including the redemption and dividend rights described herein, terminate.
     Conditions in the Investment Agreement
     The obligations of Griffin MTS, LMI Holdings and Lebanon Mutual to complete the transaction contemplated by the Investment Agreement are subject to various conditions, which include, among other customary provisions for transactions of this type, the following:
•	approval of the Plan of Conversion and the amended articles of incorporation of Lebanon Mutual by Eligible Members;

•	receipt of all required regulatory approvals, including the expiration or termination of any notice and waiting periods;

•	the absence of any legal order prohibiting the transaction;

•	the registration statement of which this prospectus is a part shall have been declared effective by the SEC;

•	the confirmation of the appraisal value by Feldman Financial;

•	the receipt of authorization for listing on the NASDAQ Capital Market of LMI Holdings common stock;

•	the common stock shall have been registered under the Securities Exchange Act of 1934, as amended;

•	delivery of a tax opinion to LMI Holdings and Lebanon Mutual; and

•	the conversion offering shall have been completed and the funds released from escrow simultaneously with the completion of closing under the Investment Agreement.
     In addition, the obligations of Griffin MTS and LMI Holdings and Lebanon Mutual to complete the transaction are conditioned on:
•	the accuracy in all material respects as of the date of the Investment Agreement and as of the closing of the conversion of the representations and warranties of Griffin MTS, LMI Holdings and Lebanon Mutual, except as to any representation or warranty which specifically relates to an earlier date and except where the breach would not individually or in the aggregate, constitute a material adverse effect with respect to the other party;

•	the other party’s material performance of all its covenants and obligations except where the breach would not individually or in the aggregate, constitute a material adverse effect with respect to the other party; and

•	other conditions customary for similar transactions, such as the receipt of officer certificates.
     In addition, the obligation of Griffin MTS to complete the transactions contemplated by the Investment Agreement are further conditioned upon the following:
•	no material adverse effect shall have occurred with respect to Lebanon Mutual between the date of the Investment Agreement and the closing of the conversion; and

•	Griffin MTS shall have received an “agreed upon procedures letter” from Beard Miller Company LLP, Lebanon Mutual’s independent registered public accounting firm.
     Except for the requirements of Eligible Member approval, regulatory approvals and the absence of any legal order preventing the transaction, each of the conditions described above may be waived in the manner and to the extent described in the Investment Agreement. See “— Amendment; Waivers” below.
     Representations and Warranties
     The Investment Agreement contains customary representations and warranties relating to:
•	the organization of Griffin MTS, LMI Holdings and Lebanon Mutual;

•	the capitalization of Lebanon Mutual and LMI Holdings and the absence of any subsidiaries of Lebanon Mutual and LMI Holdings, and the absence of assets or business of LMI Holdings;

•	the approval and enforceability of the Investment Agreement;

•	required consents or approvals of regulatory authorities or third parties;

•	the absence of undisclosed material pending or threatened litigation;

•	the accuracy of information to be supplied for inclusion in the registration statement of which this prospectus forms a part; and

•	the absence of undisclosed brokers’ or finders’ fees.

     In the Investment Agreement, Griffin MTS also represents that to the best of its knowledge the Plan of Conversion complies with the Pennsylvania Mutual to Stock Conversion Act.
     The Investment Agreement also contains other representations and warranties by Lebanon Mutual relating to:
•	the preparation of Lebanon Mutual financial statements in accordance with accounting principles generally accepted in the United States and statutory accounting principles prescribed or permitted by the Pennsylvania Insurance Department;

•	the absence of any changes or events having a material adverse effect on Lebanon Mutual since the date of its September 30, 2007 statutory financial statements;

•	the absence of undisclosed liabilities;

•	the filing of tax returns and payment of taxes;

•	the quality of title to assets and properties;

•	the compliance by Lebanon Mutual with all applicable insurance laws, its possession of all necessary insurance permits and licenses;

•	Lebanon Mutual’s rating from A.M. Best & Company;

•	the filing of all required regulatory reports;

•	the provision to Griffin MTS of complete and correct information regarding Lebanon Mutual’s investments;

•	the aggregate loss reserves of Lebanon Mutual having been prepared in accordance with sound actuarial principles, the inclusion of such reserves in Lebanon Mutual’s statutory financial statements and compliance with the requirements of the Pennsylvania Insurance Department;

•	retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974;

•	intellectual property rights;

•	material contracts entered into by Lebanon Mutual;

•	the absence of material environmental violations, actions or liabilities;

•	the maintenance of adequate insurance; and

•	compliance with privacy laws and policies.

     Business Pending the Conversion
     Under the Investment Agreement, from the date of the agreement until the closing of the conversion, Lebanon Mutual has agreed to use its reasonable best efforts to maintain and preserve intact its business organization, and its material rights, franchises and other authorizations issued by governmental entities and to preserve its advantageous business relationships with customers, vendors and other parties with whom it is doing business, including policyholders, insureds, agents, underwriters and brokers. In addition, Lebanon Mutual has agreed to conduct its business in the ordinary course consistent with past practice.
     Lebanon Mutual also agreed that it will not, without the written consent of Griffin MTS:
•	amend or change any provision of its articles of incorporation, charter or bylaws;

•	issue or commit to issue any shares of capital stock, or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any shares of capital stock;

•	merge or consolidate with any other person or entity or acquire a material amount of assets or equity in another person or entity;

•	make any capital expenditures in excess of $100,000 in the aggregate;

•	enter into or amend any lease;

•	sell, lease, license or encumber any real property or other assets except in the ordinary course consistent with past practice;

•	enter into or amend any employment agreement;

•	adopt, enter into or amend any employee benefit plan or pay any benefit not required by a benefit plan;

•	increase the compensation, bonus or fringe or other benefits other than in the ordinary course consistent with past practice;

•	grant any severance or termination pay other than in the ordinary course consistent with past practice;

•	make any changes in its accounting methods, except as may be required under generally accepted accounting principles or statutory accounting principles;

•	take any action that would cause the conversion not to qualify as a reorganization for federal tax purposes;

•	pay, discharge, settle or compromise any claims, liabilities or obligations, other than insurance claims, any litigation (other than claims litigation) in the amount not in excess of $25,000 individually or $100,000 in the aggregate, or payments in the ordinary course of business;

•	other than in the ordinary course consistent with past practice, make or change any election with respect to taxes, settle or compromise any controversy relating to taxes in excess of $50,000, request any tax ruling (other than in connection with any benefit plan under ERISA), or change any method for reporting income and deductions for federal tax purposes;

•	abandon, modify, waive, terminate or otherwise change any of its insurance licenses;

•	take any action which would result in any of the representations and warranties of becoming untrue or would cause or could be reasonably expected to cause a material adverse effect;

•	terminate, cancel or amend any insurance coverage that is not replaced by comparable coverage;

•	take any action that would be reasonably be expected to result in a reduction of it’s A.M. Best & Company financial strength rating;

•	make any material change in its underwriting, claims management, pricing or reserving practices;

•	incur or assume any indebtedness for borrowed money in excess of $200,000 or guarantee or act as a surety for any other person or entity; or

•	agree or commit to do any of the foregoing.
     Griffin MTS, and Lebanon Mutual have jointly agreed:
•	to grant reasonable access to the other party to books and records and all other information reasonably requested;

•	to make all filings and use reasonable best efforts to obtain all regulatory approvals;

•	to cooperate with respect to public communications;

•	to consummate the transactions contemplated by the Investment Agreement in accordance with all privacy laws;

•	to cooperate in connection with obtaining a tax opinion with respect to the conversion;

•	to use reasonable best efforts to have the conversion qualify as a reorganization for federal tax purposes; and

•	use their best efforts to obtain all required regulatory approvals.

     We have agreed in the Investment Agreement:
•	to indemnify the directors and officers of LMI Holdings and Lebanon Mutual against certain liabilities for a period of two years after the closing date of the conversion and defend all such persons against any claim attributable to such person’s status as a director or officer of Lebanon Mutual; and

•	to take all actions necessary to list the common stock on the NASDAQ Capital Market.
     No Other Bids and Related Matters
     The Investment Agreement prohibits Lebanon Mutual or any of its directors, officers, employees, agents or representatives (including investment bankers, lawyers and accountants) from:
•	soliciting, initiating or encouraging any inquiries relating to or the making of any proposal or offer with respect to a merger, consolidation or other business combination, acquisition of any equity interest, sale of assets, recapitalization , restructuring or similar transaction (we refer to any such proposal or offer as an “acquisition proposal”);

•	participating in any discussions or negotiations regarding an acquisition proposal, or facilitating a third party making an acquisition proposal;

•	withdraw or modify in a manner adverse to Griffin MTS its approval or recommendation of the Plan of Conversion;

•	approving or recommending, or publicly proposing to approve or recommend, an acquisition proposal; or

•	approving, recommending or entering into a letter of intent, agreement in principle or any other similar agreement relating to an acquisition proposal.
     Amendment; Waivers
     Subject to any applicable legal restrictions, at any time prior to completion of the transaction, Griffin MTS, LMI Holdings and Lebanon Mutual may:
•	amend the Investment Agreement;

•	extend the time for the performance of any obligations or other acts required in the Investment Agreement;

•	waive any inaccuracies in the representations and warranties contained in the Investment Agreement; or

•	waive compliance with any of the agreements or conditions contained in the Investment Agreement.
     Termination; Effect of Termination
     Griffin MTS, LMI Holdings and Lebanon Mutual may terminate the Investment Agreement at any time prior to completion of the transaction by written consent executed by all parties.
     Either Griffin MTS or Lebanon Mutual may terminate the Investment Agreement at any time prior to completion of the transaction:
•	if Lebanon Mutual’s Eligible Members do not approve the Plan of Conversion at the special meeting;

•	if a regulatory authority whose approval or consent has been requested will not be granted;

•	if the closing of the conversion does not occur on or before January 15, 2009; unless the failure to close is due to the failure of a party to perform its obligations under the Investment Agreement, then that party may not terminate the Investment Agreement;

•	a court of competent jurisdiction shall have issued an order, decree or ruling enjoining completion of the transactions contemplated by the Investment Agreement; or

•	a party has materially breached any representation, warranty or covenant in the Investment Agreement, and such breaching party has not cured the breach by the earlier of 30 days of the date the non-breaching gives written notice of the breach to the breaching party or the closing of the conversion.
Conversion Process
     The conversion will be accomplished by the filing of amended and restated articles of incorporation for Lebanon Mutual with the Pennsylvania Department of State. These amended and restated articles will, among other things, create and authorize the issuance of shares of capital stock of the converted company. LMI Holdings has received the approval of the Pennsylvania Insurance Department to contribute ___% of the net proceeds of the conversion offering to Lebanon Mutual in exchange for all of the capital stock of Lebanon Mutual to be issued in the conversion. See “Use of Proceeds.”
     After issuance of the shares of capital stock to LMI Holdings, Lebanon Mutual will become a wholly owned stock subsidiary of LMI Holdings. The conversion will be effected only if subscriptions and orders are received for at least 1,020,000 shares of common stock and eligible policyholders approve the plan. The conversion will be accounted for as a simultaneous reorganization, recapitalization and share offering that will not change the historical accounting basis of Lebanon Mutual’s financial statements.

     The total purchase price of the common stock to be issued in the conversion will be within the estimated valuation range of between $10,200,000 and $13,800,000, which may be increased to no more than $15,888,890 to accommodate the right of Griffin MTS to purchase 50,000 shares and the right of the ESOP to purchase 10% of the total number of shares sold in the conversion offering. This range is based upon an independent valuation of the pro forma market value of Lebanon Mutual as of April 11, 2008, prepared by Feldman Financial. All shares of common stock to be issued and sold in the conversion will be sold at the price of $10.00 per share. Feldman Financial’s independent valuation will be affirmed or, if necessary, updated, prior to the completion of the conversion. Feldman Financial is a consulting firm experienced in corporate valuations. For additional information, see “Stock Pricing and Number of Shares to be Issued” herein.
     A copy of the Plan of Conversion is available for inspection at LMI Holdings’ principal executive offices located at 137 West Penn Avenue, Cleona, Pennsylvania and on our Internet web site at www.lebins.com. A copy of the Plan also was sent to each eligible policyholder along with the notice of the special meeting. The Plan also is filed as an Exhibit to the registration statement of which this prospectus is a part. Copies of the registration statement and attachments may be obtained from the SEC. See “Additional Information.”
Offering of Common Stock
     In the conversion, we are offering shares of common stock to eligible policyholders, the ESOP, directors, officers and employees of Lebanon Mutual, Griffin MTS and the general public. The offering to eligible policyholders, the ESOP, directors, officers and employees, and Griffin MTS is referred to as the subscription offering because each of those constituents will receive subscription rights to purchase common stock in the following order of priority:
     First, to the eligible policyholders;
     Second, to our ESOP;
     Third, to the directors, officers and employees of Lebanon Mutual who are not eligible policyholders under the category above; and
     Fourth, to Griffin MTS up to 50,000 shares.
     Our ESOP has the right to purchase shares in this offering in an amount equal to 10% of the shares sold in the conversion offering. Griffin MTS has the right to purchase 50,000 shares in the subscription offering. Subscription rights received by the directors, officers and employees are secondary to the subscription rights of the eligible policyholders and the ESOP. All of Lebanon Mutual’s directors will be purchasing stock in their capacity as eligible policyholders and not in their capacity as directors or officers.
     We will also offer to sell shares to members of the general public with preference given to:
(i)	Griffin MTS;

(ii)	natural persons and trusts of natural persons (including individual retirement and Keogh retirement accounts and personal trusts in which such natural persons have substantial interests) who are residents of Berks, Dauphin, Lancaster, or Lebanon Counties in Pennsylvania;

(iii)	licensed insurance agencies and brokers that have been appointed by Lebanon Mutual to market and distribute policies of insurance; and

(iv)	policyholders under policies of insurance issued by Lebanon Mutual after December 19, 2007.
     The offering of common stock to the general public is referred to as the community offering. If subscriptions and orders are not received for all of the shares available in the subscription and community offerings, we may offer the remaining available shares to the general public in a syndicated community offering managed by Stifel Nicolaus on a best efforts basis.
     The completion of this conversion offering is subject to market conditions and other factors beyond our control. If the conversion is not completed, Lebanon Mutual will remain a mutual insurance company and all funds received with order forms will be promptly returned to purchasers without interest.
Effect of Conversion on Policyholders
     Each policyholder in a mutual insurance company, such as Lebanon Mutual, has certain interests in the insurance company issuing the policy, including the contractual right to insurance coverage, the right to vote for the election of directors and certain other corporate transactions, and the right to receive dividends if, as and when declared by the board of directors of the company.
     Mutual policyholders also have rights in the unlikely event of a solvent dissolution of a mutual insurance company. Under Pennsylvania law, it is unclear how mutual policyholders are treated in this case. One provision of Pennsylvania law applies to all nonstock corporations. Under this provision, unless otherwise provided in the articles, bylaws or the documents evidencing membership in the nonstock corporation, upon a solvent dissolution, members have the right to receive a pro rata distribution of any surplus remaining after the satisfaction of all claims and other liabilities of the company. A more recent provision of Pennsylvania law, specifically applicable to mutual insurance companies, states that any surplus of a mutual insurance company remaining after satisfaction of all claims and liabilities escheats to the Commonwealth of Pennsylvania. In the view of the Pennsylvania Insurance Department, the more recent statute is controlling.
     A policyholder of a mutual insurance company, must have an effective insurance policy issued by that mutual company in order to be a member of that company. However, this membership interest has no market value because it cannot be separated from the underlying policy and in any event is not transferable. A policyholder whose policy is terminated loses the membership interest. As of the completion of the conversion, all policyholder interests in Lebanon Mutual, except contract rights under policies of insurance, will terminate.

     If the Plan of Conversion is not approved by Lebanon Mutual’s eligible policyholders or if the conversion fails to be completed for any other reason, Lebanon Mutual will continue as a mutual insurance company. In this case, eligible policyholders will retain the rights described above.
Continuity of Insurance Coverage and Business Operations
     Lebanon Mutual’s conversion to stock form will not change the insurance protection or premiums under individual insurance policies with Lebanon Mutual. During and after the conversion offering, the normal business of issuing insurance policies will continue without change or interruption. After the conversion, Lebanon Mutual will continue to provide services to policyholders under current policies.
     The board of directors of Lebanon Mutual at the time of the conversion will continue to serve as the board of directors of Lebanon Mutual after the conversion. The board of directors of LMI Holdings will consist of the following persons, each of whom is an existing director of Lebanon Mutual: Darwin G. Glick, S. Bruce Kurtz, Milton Garrison, Mark J. Keyser, Joseph F. Lauck, Jr., Warren L. Lewis, Rollin P. Rissinger, Jr., and Keith A. Ulsh. Griffin MTS also has the right to have a representative elected to the board of directors of LMI Holdings. As of closing, Griffin MTS expects to request the board of directors of LMI Holdings and Lebanon Mutual to appoint                      as Griffin MTS’s representative on their respective boards. See “Management—Directors and Officers.” All officers of Lebanon Mutual at the time of the conversion will retain their positions with Lebanon Mutual after the conversion.
Voting Rights
     After the conversion, the voting rights of all policyholders in Lebanon Mutual will cease. Policyholders will no longer have the right to elect the directors of Lebanon Mutual or approve transactions involving Lebanon Mutual. Instead, voting rights in Lebanon Mutual will be held by LMI Holdings, which will own all the capital stock of Lebanon Mutual. Voting rights in LMI Holdings will be held by the shareholders of LMI Holdings. Each holder of common stock will be entitled to vote on any matter to be considered by the shareholders of LMI Holdings, subject to the terms of LMI Holdings’ articles of incorporation and bylaws and to the provisions of Pennsylvania and federal law. See “Description of the Capital Stock” for a description of the common stock.
Policyholder Dividends
     The conversion will not affect the reasonable expectation of a policyholder to receive dividends from Lebanon Mutual. The terms of the current policies of insurance provide that dividends will be paid only if, as and when declared by the board of directors of Lebanon Mutual. Lebanon Mutual has never declared a policyholder dividend. However, if we fail to redeem the class B shares held by Griffin MTS, we are required under the Investment Agreement to pay or accrue a cash dividend on such shares of $0.50 per year. Regarding LMI Holdings, its shareholders will have the exclusive right to receive any dividends paid by it. See “Dividend Policy” or “Description of the Capital Stock — Common Stock.”

Rights Upon Dissolution
     As discussed above, it is unclear what right policyholders would have if there were a solvent dissolution of Lebanon Mutual. However, it is clear that after the conversion, policyholders will no longer have the right to receive a pro rata distribution of any remaining surplus of Lebanon Mutual. Instead, this right will vest in LMI Holdings as the sole shareholder of Lebanon Mutual. In the event of a liquidation, dissolution or winding up of LMI Holdings, its shareholders would be entitled to receive, after payment of all its debts and liabilities, a pro rata portion of its remaining assets. See “Description of the Capital Stock — Common Stock.”
Subscription Offering and Subscription Rights
     In accordance with the Plan, the subscription offering is being made simultaneously to the following persons, and subscriptions will be filled in the following order of descending priority:
(1)	“Eligible Policyholders,” which means a person or entity who is the named insured under an insurance policy issued by Lebanon Mutual that is issued and in force as of the close of business on December 19, 2007;

(2)	the ESOP;

(3)	directors, officers and employees of Lebanon Mutual as of December 19, 2007, and as of the closing date of the conversion; and

(4)	Griffin MTS.
     At December 19, 2007, Lebanon Mutual had approximately 13,500 Eligible Policyholders.
     All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the Plan of Conversion and as described below under “—Limitations on Purchases of Common Stock.”
     Priority 1: Eligible Policyholders. Each Eligible Policyholder will receive, without payment, nontransferable subscription rights to purchase 50,000 shares, subject to the overall purchase limitations. See “— Limitations on Purchases of Common Stock.”
     If there are not sufficient shares available to satisfy all subscriptions by Eligible Policyholders, shares first will be allocated among subscribing Eligible Policyholders so as to permit each such Eligible Policyholder, to the extent possible, to purchase the lesser of: (i) the number of shares for which he or she subscribed, or (ii) 1,000 shares. Any shares remaining after such allocation will be allocated among the subscribing Eligible Policyholders whose subscriptions remain unfilled on a pro rata basis based on the amount that each Eligible Policyholder subscribed to purchase, provided that no fractional shares will be issued.

     Priority 2: ESOP. The ESOP will receive, without payment, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 10% of the common stock to be issued in the conversion offering. The ESOP intends to purchase 10% of the shares of common stock, or between 102,000 shares and 158,889 shares, based on the minimum and adjusted maximum of the offering range, respectively. Subscriptions by the ESOP will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the offering, including subscriptions of any of the directors, officers, employees or associates of Lebanon Mutual. Any oversubscription by the Eligible Members will not reduce the number of shares that the ESOP may purchase in the conversion offering. In that event, the number of shares to be issued in the conversion will be increased by such number of shares as is necessary to permit the ESOP to purchase up to 10% of the total number of shares issued in the conversion. See “Management—Benefit Plans and Agreements—Employee Stock Ownership Plan,” and “The Conversion—Limitations on Purchases of Common Stock.”
     Priority 3: Directors, Officers, and Employees of Lebanon Mutual. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by Eligible Members and the ESOP, then Lebanon Mutual’s directors, officers, and employees will each receive, without payment, third priority, nontransferable subscription rights to purchase 50,000 shares of common stock. The ability of Lebanon Mutual’s directors, officers, and employees to purchase common stock under this category is in addition to rights that are otherwise available to them under the Plan of Conversion if they fall within higher priority categories, provided that they do not exceed the limitation on purchases described in the preceding sentence. See “— Limitations on Purchases of Common Stock.” For information as to the number of shares proposed to be purchased by the directors and executive officers, see “The Conversion—Proposed Management Purchases.”
     In the event of an oversubscription among Lebanon Mutual directors, officers, or employees, any available shares will be allocated on a pro rata basis based on the amount that each person subscribed to purchase.
     Priority 4: Griffin MTS. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by Eligible Members, the ESOP, and the directors, officers, and employees of Lebanon Mutual, then Griffin MTS will receive, without payment, fourth priority, nontransferable subscription rights to purchase in this category 50,000 shares. Any oversubscription by the Eligible Members, Lebanon Mutual’s officers, directors and employees and the ESOP will not reduce the number of shares that Griffin MTS may purchase in the conversion offering. In that event, the number of shares to be issued in the conversion may be increased by such number of shares as is necessary to permit Griffin MTS to purchase 50,000 shares. See “— Limitations on Purchases of Common Stock.”
Expiration Date for the Subscription Offering
     The subscription offering will expire at noon, Eastern Time, on                     , 2008 (which is referred to herein as the Expiration Date), unless extended by Lebanon Mutual, with any required regulatory approval or non-objection. The subscription offering may not be

extended beyond                      ___, 2008. Subscription rights which have not been exercised prior to the Expiration Date, unless extended, will become void.
     LMI Holdings and Lebanon Mutual will not execute orders until properly completed orders for at least the minimum number of shares of common stock (1,020,000 shares) have been received. If properly completed orders for at least the minimum number of shares have not been received within 45 days after the Expiration Date, unless such period is extended, with any required regulatory approval, all funds delivered to Lebanon Mutual pursuant to the conversion offering will be returned promptly to the purchasers, without interest. If an extension beyond the 45-day period following the Expiration Date is granted, LMI Holdings and Lebanon Mutual will notify purchasers by mail of the extension of time and the purchasers will be given the option to cancel, modify or confirm their orders.
Community Offering
     To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Members, the ESOP, Lebanon Mutual’s directors, officers, managers and employees, and Griffin MTS in the subscription offering described above, we may elect to offer any remaining shares in a community offering. The community offering, if any, will commence at the same time as, during, or promptly after the subscription offering. The community offering is expected to expire simultaneously with the subscription offering, but may extend for no more than 45 days after the end of the subscription offering, unless extended by us with the approval of the Department.
     In the community offering, we, in our sole and absolute discretion, may give preference to orders received from the following categories of persons before proceeding to accept orders from the general public:
•	Griffin MTS;

•	natural persons and trusts of natural persons (including individual retirement and Keogh retirement accounts and personal trusts in which such natural persons have substantial interests) who are residents of Berks, Dauphin, Lancaster, and Lebanon Counties, Pennsylvania;

•	licensed insurance agencies and brokers that have been appointed by or otherwise are under contract with Lebanon Mutual to market and distribute policies of insurance; and

•	named insureds under policies of insurance issued by Lebanon Mutual after December 19, 2007.
     Subject to the preferences described above, the common stock offered in the community offering will be offered and sold in a manner designed to achieve a wide distribution of the common stock. In the event of oversubscription, subject to the preferences described above and our right to accept or reject, in our sole discretion, any order received in the community offering, any available shares will be allocated so as to permit each person whose order is accepted in the community offering to purchase, to the extent possible, the lesser of (i) 10,000 shares, and (ii) the number of shares subscribed. Thereafter, any available shares will be allocated among accepted orders that have not been filled on a pro rata basis.
     The opportunity to submit an order for shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the Expiration Date.
Syndicated Community Offering
     As a final step in the conversion, if there are any shares of common stock not purchased in the subscription and community offerings, they may be offered for sale to the public in a syndicated community offering. This syndicated community offering would be commenced at our sole discretion. A syndicated community offering would be made through a group of registered broker-dealers to be formed and managed by Stifel Nicolaus on our behalf. We would reserve the right to reject orders in whole or part in our sole discretion in a syndicated community offering. Neither Stifel Nicolaus nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering. However, Stifel Nicolaus has agreed to use its best efforts in the sale of shares in the syndicated community offering.
     The price at which common stock would be sold in the syndicated community offering would be $10.00 per share. Shares of common stock purchased in the syndicated community offering would be combined with purchases in the subscription and community offerings for purposes of this offering’s maximum purchase limitation of 50,000 shares.
     If a syndicated community offering is held, Stifel, Nicolaus & Company, Incorporated will serve as sole book-running manager. In such capacity, Stifel Nicolaus may form a syndicate of other broker-dealers who are Financial Industry Regulatory Authority (formerly NASD) member firms. Neither Stifel Nicolaus nor any registered broker-dealer will have any obligation to take or purchase any shares of common stock in the syndicated community offering. The syndicated community offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts offerings. Generally, under those rules, Stifel Nicolaus, in its capacity as a broker-dealer, will deposit funds it receives prior to closing from interested investors into a separate noninterest-bearing bank account. If and when all the conditions for the closing are met, funds for common stock sold in the syndicated community offering will be promptly delivered to us. If the offering is consummated, but some or all of an interested investor’s funds are not accepted by us, those funds will be returned to the interested investor promptly, without interest. If the offering is not consummated, funds in the account will be promptly returned, without interest, to the potential investor. Normal customer ticketing will be used for order placement. In the syndicated offering, order forms will not be used.
     A syndicated community offering would terminate no more than 45 days following the termination date of the subscription and community offerings.

Stock Pricing and Number of Shares to be Issued
     The Plan of Conversion requires that the purchase price of the common stock be based on a valuation of the pro forma market value of Lebanon Mutual as a subsidiary of LMI Holdings. The valuation must be in the form of a range consisting of a midpoint valuation, a valuation fifteen percent (15%) above the midpoint valuation and a valuation fifteen percent (15%) below the midpoint valuation. Feldman Financial has determined that, as of April 11, 2008, the pro forma market value of Lebanon Mutual as a subsidiary of LMI Holdings is between $10,200,000 and $13,800,000.
     Under the Plan of Conversion, the total purchase price of the common stock to be sold in the conversion must be compatible with the pro forma market value of Lebanon Mutual as a subsidiary of LMI Holdings. Under the Pennsylvania Mutual-to-Stock Conversion Act, we are permitted to require a minimum subscription of 25 shares of common stock so long as the minimum subscription amount is no more than $500.
     We determined to offer the common stock in the conversion offering at the price of $10 per share to ensure a sufficient number of shares available for purchase by policyholders. In addition, Stifel Nicolaus and Feldman Financial each advised us that the $10 per share offering price is commonly used in mutual-to-stock conversions of other insurance companies and savings banks and associations that use the subscription rights model. These were the only factors considered by our board of directors in determining to offer shares of common stock at $10 per share. The purchase price will be $10 per share regardless of any change in the pro forma market value of Lebanon Mutual as a subsidiary of LMI Holdings, as determined by Feldman Financial.
     We plan to issue between 1,020,000 and 1,380,000 shares (exclusive of purchases by the ESOP and Griffin MTS) of the common stock in the conversion. This range was determined by dividing the $10.00 price per share into the range of Feldman Financial’s valuation. We also will issue in the conversion between 102,000 and 158,889 shares of common stock to the ESOP and between 50,000 shares and 650,000 shares of common stock to Griffin MTS.
     At the completion of the subscription and community offerings, Feldman Financial will submit an updated valuation of the pro forma market value of Lebanon Mutual after the conversion as a subsidiary of LMI Holdings. Feldman Financial will take into account factors similar to those involved in its initial valuation. If the updated valuation does not fall within the estimated valuation range of the earlier valuation, we may cancel this offering, return the funds received with all orders, and terminate the Plan of Conversion. If we proceed with this offering using the updated valuation, people who submitted subscriptions or orders will be promptly notified by mail of the updated valuation and revised offering range. In that case, people will be given an opportunity to confirm, modify, or cancel their subscriptions and orders. The funds of anyone who does not modify or confirm his subscription or order will be returned promptly without interest. Subscriptions and orders may not be withdrawn for any reason if the updated valuation is within the estimated valuation range of the earlier valuation.
     There is a difference of approximately $3,600,000 between the low end and the high end of the estimated valuation range of Feldman Financial’s valuation. As a result, the percentage interest in LMI Holdings that a subscriber for a fixed number of shares of common stock will have is approximately 26% smaller if 1,020,000 shares are sold than if 1,380,000 shares are sold. In addition, assuming that the actual consolidated market value of Lebanon Mutual as a subsidiary of LMI Holdings will be within the broad estimated valuation range, this consolidated market value may be materially more or less than the total amount of subscriptions and orders received. Therefore, purchasers, in total and on a per share basis, may pay more for the common stock than the actual market value of Lebanon Mutual as a subsidiary of LMI Holdings.
     We cannot assure you that the market price for the common stock immediately following the conversion will equal or exceed $10 per share. Also, you should be aware that, prior to the completion of the offering, you will not have available to you information concerning the final updated valuation. After the offering, the final updated valuation will be filed with the Securities and Exchange Commission as part of a post-effective amendment to the registration statement of which this prospectus forms a part. See “Additional Information.”
If Subscriptions Received in the Subscription Offering Meet or Exceed the Maximum Number of Shares Offered
     If, after the subscription and community offerings, the number of shares subscribed for by eligible policyholders, directors, officers and employees in the subscription offering is equal to or greater than 1,380,000 shares, then the conversion will be promptly completed. We will, on upon completion of the conversion, issue shares of common stock to the subscribing participants, including to the ESOP and Griffin MTS. However, except for the shares purchased by the ESOP and Griffin MTS, the number of shares of common stock issued will not exceed 1,380,000 shares of common stock being offered. In the event of an oversubscription in the subscription offering, shares of common stock will be allocated among the subscribing participants in the priorities set forth in the Plan of Conversion. No fractional shares of common stock will be issued.
If Subscriptions Received in the Subscription Offering Meet or Exceed the Required Minimum
     If the number of shares of common stock subscribed for by eligible policyholders, the ESOP, our directors, officers and employees, and Griffin MTS in the subscription offering is equal to or greater than 1,020,000 shares, but less than 1,380,000 shares, then we may choose to promptly complete the conversion. However, prior to doing so, we will have the right in our absolute discretion to accept, in whole or in part, or reject orders received from any or all persons in the community offering. We also will have the right to offer shares of common stock to purchasers in a syndicated community offering. In any event, on the effective date we will issue to those persons purchasing in the subscription offering shares of common stock in an amount sufficient to satisfy the accepted subscriptions in full, including the subscription of the ESOP for 10% of the shares issued in the conversion and the subscription of Griffin MTS for 50,000 shares. No more than 1,588,889 shares of common stock will be issued in the conversion offering (including the shares issued to the ESOP and Griffin MTS). No fractional shares of common stock will be issued.

If Subscriptions Received in the Subscription Offering Do Not Meet or Exceed the Maximum
     If, after the subscription and community offerings, the number of shares of common stock subscribed for by eligible policyholders, the ESOP, our directors, officers and employees, and Griffin MTS in the subscription offering is less than 1,380,000 shares, we may, in our absolute discretion, accept other orders. We may accept orders received from purchasers in the community offering, and we may sell shares of common stock to purchasers in a syndicated community offering so that the aggregate number of shares of common stock sold in this offering is no greater than 1,588,889 shares. At that time, the conversion will be promptly completed.
     Upon completion of the conversion, we will first issue to subscribing eligible members, directors, officers and employees of Lebanon Mutual, and Griffin MTS shares of common stock in an amount sufficient to satisfy their subscriptions in full. Next, we will issue to persons whose orders in the community offering (and if we conduct a syndicated community offering, to persons whose orders in the syndicated community offering) are accepted, sufficient additional shares of common stock so that the total number of shares of common stock to be issued in the conversion, including the shares to be issued to the ESOP and Griffin MTS, will be equal to at least 1,020,000 shares. No fractional shares of common stock will be issued. In order to raise additional capital, we may in our absolute discretion elect to issue in excess of 1,020,000 shares of common stock by accepting orders of purchasers in the community offering and any syndicated community offering. The number of shares of common stock issued in the conversion cannot exceed 1,588,889 shares of common stock (including shares issued to the ESOP and Griffin MTS). See “Community Offering” and “Syndicated Community Offering” above.
If Subscriptions and Orders Received in All of the Offerings Combined Do Not Meet the Required Minimum
     If properly completed subscriptions and orders for less than 1,020,000 shares are received, then we may choose to cancel this offering and return all funds received in the offering, without interest, or we may cause a new valuation of the pro forma market value of Lebanon Mutual, as a subsidiary of LMI Holdings, to be performed, and based on this valuation commence a new offering of the common stock. If we elect to commence a new offering, each purchaser will be required to cancel, modify or confirm his or her order.
The Valuation
     The Pennsylvania Insurance Company Mutual to Stock Conversion Act requires that the Plan of Conversion set the total price of the common stock to be issued in the conversion at an amount equal to the estimated pro forma market value of the converted stock company, based on an independent valuation by a qualified expert. This pro forma market value may be that value that is estimated to be necessary to attract full subscription for the shares, as indicated by the valuation. It also may be stated as a range of pro forma market values.
     Our Plan of Conversion requires that the valuation be an independent valuation made by an appraiser who is experienced in valuation of insurance companies and that the purchase price of our common stock be based on the appraised pro forma market value of our common stock, as determined on the basis of such independent valuation. On January 21, 2008, we retained Feldman Financial Advisors, Inc. to prepare the valuation. Feldman Financial is engaged regularly in the valuation of insurance companies. There is no pre-existing relationship between Feldman Financial and Lebanon Mutual.
     Feldman Financial’s fees are estimated to be $125,000, which will be paid by Griffin MTS. Griffin MTS is also responsible to pay Feldman Financial’s out-of-pocket expenses. Lebanon Mutual agreed to indemnify Feldman Financial and any employees of Feldman Financial in connection with the appraisal, unless Feldman Financial is determined to be negligent or otherwise at fault. If the conversion is not completed Feldman Financial’s fees will be reduced to $70,000 plus out-of-pocket expenses.
     Feldman Financial made its appraisal in reliance upon the information contained in this document, including the financial statements. Feldman Financial also considered the following factors, among others:
•	the present and projected operating results and financial condition of Lebanon Mutual and the economic and demographic conditions in Lebanon Mutual’s existing marketing areas;

•	certain historical, financial and other information relating to Lebanon Mutual;

•	a comparative evaluation of the operating and financial statistics of Lebanon Mutual with those of other similarly situated publicly traded insurance companies located in Pennsylvania and other regions of the United States;

•	the aggregate size of the offering of LMI Holdings common stock as determined by Feldman Financial;

•	the impact of the conversion on Lebanon Mutual’s net worth and earnings potential as determined by Feldman Financial;

•	the proposed dividend policy of LMI Holdings;

•	the trading market for securities of comparable institutions and general conditions in the market for such securities; and

•	the purchase by Griffin MTS of a significant portion of the common stock and the effect of this purchase on the liquidity of the common stock.
     In conducting its analysis of Lebanon Mutual, Feldman Financial placed emphasis on various financial and operating characteristics of Lebanon Mutual, including its lines of business and competitive position in the industry, its relative size and declining asset base, its fluctuating profitability in recent years, and its increased ratio of equity capital to total assets. The projected operating results reviewed by Feldman Financial covered periods through December 31, 2007. In addition to the factors listed above, in its review of the appraisal provided by Feldman

Financial, Lebanon Mutual’s board of directors reviewed the methodologies and the appropriateness of the assumptions used by Feldman Financial and determined that such assumptions were reasonable.
     In preparing the appraisal, Feldman Financial visited the corporate headquarters of Lebanon Mutual and conducted discussions with the management of Lebanon Mutual concerning the business and future prospects of Lebanon Mutual. Feldman Financial reviewed and discussed with management the audited financial statements of Lebanon Mutual for the years ended December 31, 2006 and 2007.
     In deriving its estimate of the estimated pro forma market value of Lebanon Mutual, Feldman Financial utilized the comparative market valuation approach. The comparative market valuation approach estimates a value by reviewing the relevant market pricing characteristics of comparable companies that are publicly traded. Feldman Financial selected a group of publicly traded insurance companies based on criteria relating to asset size, revenue base, profitability level, marketing segment, and geographic concentration. Based on the quantitative and qualitative comparisons of Lebanon Mutual with the selected group of publicly traded companies, Feldman Financial applied adjusted market pricing ratios to the pro forma financial data of Lebanon Mutual to determine the estimated pro forma market value of Lebanon Mutual. The market pricing ratios determined by Feldman Financial also took into account certain additional adjustments for the earnings prospects of Lebanon Mutual and the new issue discount warranted for an equity securities offering in the current stock market environment.
     The following table sets forth the publicly traded insurance companies used by Feldman Financial in its comparative market valuation approach and certain financial data reviewed by Feldman Financial regarding these companies and Lebanon Mutual as of or for the last twelve months (LTM) ended December 31, 2007.

			LTM(1)	Total
	Total	Total	Total	Equity/	LTM	LTM
	Assets	Equity	Revenue	Assets	ROA(1)	ROE(1)
	($000s)	($000s)	($000s)	(%)	(%)	(%)
Comparative Group
21st Century Holding Company	219,361	81,257	119,133	37.04	9.64	28.91
Baldwin & Lyons, Inc.	842,833	380,718	243,763	45.17	6.49	14.91
CRM Holdings, Ltd.	379,395	107,538	160,580	28.34	5.88	21.38
Darwin Professional Underwriters, Inc.	827,135	254,173	203,446	30.73	4.43	13.92
Donegal Group, Inc.	834,096	352,690	340,618	42.28	4.56	11.43
Eastern Insurance Holdings, Inc.	385,518	177,831	145,494	46.13	4.82	10.67
First Mercury Financial Corporation	747,284	229,380	202,026	30.70	6.57	20.70
Hallmark Financial Services, Inc.	606,314	179,187	274,498	29.55	5.72	16.69
Mercer Insurance Group, Inc.	546,435	133,406	161,681	24.41	2.69	11.50
National Interstate Corporation	898,634	212,806	279,478	23.68	4.82	22.56
National Security Group, Inc.	135,585	48,447	69,563	35.73	4.55	12.85
SeaBright Insurance Holdings, Inc.	755,569	294,306	254,425	38.95	5.93	14.79
Specialty Underwriters’ Alliance, Inc.	422,534	131,137	161,995	31.04	3.22	10.38

			LTM(1)	Total
	Total	Total	Total	Equity/	LTM	LTM
	Assets	Equity	Revenue	Assets	ROA(1)	ROE(1)
	($000s)	($000s)	($000s)	(%)	(%)	(%)
Unico American Corporation	193,384	69,864	50,223	36.13	3.50	10.19

Comparative Group Mean	556,720	189,481	190,495	34.28	5.20	15.78
Comparative Group Median	576,375	178,509	182,011	33.39	4.82	14.36
Lebanon Mutual	27,801	13,074	10,611	47.03	2.01	4.58

(1)	LTM corresponds to last twelve months ended December 31, 2007. ROA indicates return on average assets for the period. ROE indicates return on average equity for the period.
     The following table sets forth for the publicly traded insurance companies used by Feldman Financial certain market valuation data reviewed by Feldman Financial regarding these companies based on closing market prices as of April 11, 2008.

	Total	Price/	Price/	Price/	Price/	Price/
	Market	Book	Tang.	LTM	LTM	Total
	Value	Value	Book	EPS(1)	Rev.(1)	Assets
	($Mil.)	(%)	(%)	(x)	(x)	(%)
Comparative Group
21st Century Holding Company	97.9	119.5	119.5	4.7	0.82	44.62
Baldwin & Lyons, Inc.	373.2	97.9	97.9	6.7	1.53	44.28
CRM Holdings, Ltd.	79.4	75.6	77.6	4.0	0.49	20.94
Darwin Professional Underwriters, Inc.	385.1	151.0	155.6	11.9	1.89	46.56
Donegal Group, Inc.	421.6	117.2	117.3	10.9	1.24	50.54
Eastern Insurance Holdings, Inc.	162.0	100.8	109.7	9.3	1.11	42.03
First Mercury Financial Corporation	297.7	128.5	152.9	7.3	1.47	39.83
Hallmark Financial Services, Inc.	205.6	114.6	163.8	7.5	0.75	33.90
Mercer Insurance Group, Inc.	107.4	76.1	79.6	7.3	0.66	19.66
National Interstate Corporation	426.0	198.4	198.4	9.8	1.52	47.40
National Security Group, Inc.	41.2	85.0	85.0	6.8	0.59	30.38
SeaBright Insurance Holdings, Inc.	294.5	100.0	101.4	7.4	1.16	38.97
Specialty Underwriters’ Alliance, Inc.	73.5	59.4	64.7	6.1	0.45	17.39
Unico American Corporation	56.9	81.5	81.5	8.7	1.13	29.44

Comparative Group Mean	215.9	107.5	114.6	7.7	1.06	36.14
Comparative Group Median	183.8	100.4	105.5	7.4	1.12	39.40
Lebanon (pro forma at maximum of range)	13.8	60.0	60.0	17.6	1.26	36.58

(1)	LTM EPS corresponds to earnings per share for the last twelve months ended December 31, 2007. LTM revenue corresponds to total revenue for the last twelve months ended December 31, 2007.
     Feldman Financial determined that, due to the variability of the historical earnings reported in recent periods by Lebanon Mutual, the price to book value per share ratio assumed more relevance than the price to earnings per share ratio in determining the estimated pro forma market value of Lebanon Mutual. Based on its comparative analyses, Feldman Financial concluded that Lebanon Mutual’s pro forma market value warranted a discount relative to the comparative group based on the price to book value ratio metric by virtue of Lebanon Mutual’s lower level of profitability. Feldman Financial considered an analysis of the price to earnings ratios of the comparative group versus the pro forma price to earnings ratios indicated by Lebanon Mutual’s at the resulting valuation range. However, Feldman Financial did not rely on the earnings-based valuation analyses because the pro forma price to earnings ratios for Lebanon Mutual’s were very high due to its lower profitability.
     Feldman Financial’s initial valuation appraisal of the estimated pro forma market value of Lebanon Mutual was prepared as of April 11, 2008. Feldman Financial has agreed to update its valuation at the conclusion of the subscription offering, at the closing of the conversion offering, and otherwise as requested by Lebanon Mutual. These updates considered and will consider developments in general stock market conditions, current stock market valuations for selected insurance companies, the results of the subscription offering, and the recent financial condition and operating performance of Lebanon Mutual.
     On the basis of the foregoing, Feldman Financial gave its opinion, dated April 11, 2008, that the estimated pro forma market value of our common stock ranged from a minimum of $10,200,000 to a maximum of $13,800,000 with a midpoint of $12,000,000. LMI Holdings and Lebanon Mutual determined that the common stock should be sold at $10.00 per share, resulting in a range of 1,020,000 to 1,380,000 shares of common stock being offered in the conversion offering, which amount may be increased to 1,588,889 shares solely to accommodate the purchase by Griffin MTS of 50,000 shares and by the ESOP of 10% of the shares sold in the conversion offering. The offering range may be amended with the approval of the Department, if required or if necessitated by subsequent developments in Lebanon Mutual’s financial condition or market conditions generally. In the event the offering range is updated to amend the value of Lebanon Mutual below $10,200,000 or above $13,800,000, the new appraisal will be filed with the SEC by post-effective amendment to the registration statement of which this prospectus is a part.
     No sale of shares of common stock in the conversion offering may be consummated unless Feldman Financial first confirms that nothing of a material nature occurred that, taking into account all relevant factors, would cause it to conclude that the purchase price is materially incompatible with the estimate of the pro forma market value of a share of common stock upon completion of the conversion offering. If this confirmation is not received, LMI Holdings may cancel the offering, extend the offering period and establish a new estimated offering range and/or estimated price range, extend, reopen or hold a new offering or take any other action the Department may permit or require.
     Depending upon market or financial conditions, the total number of shares of common stock offered may be increased or decreased without a resolicitation of subscribers, provided that the aggregate gross proceeds are not below the minimum or more than the maximum of the offering range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the offering range or more than the maximum of such range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to confirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded, or be permitted to modify or rescind their subscriptions. Any change in the offering range must be approved by the Department. If the number of shares of common stock issued in the conversion is increased due to an increase in the offering range to reflect changes in market or financial conditions, persons who subscribed for the maximum number of shares will be given the opportunity to subscribe for the adjusted maximum number of shares. See “—Limitations on Purchases of Common Stock.”
     An increase in the number of shares of common stock as a result of an increase in the estimated pro forma market value would decrease both a purchaser’s ownership interest and LMI Holdings’ pro forma net income and shareholders’ equity on a per share basis while increasing pro forma net income and shareholders’ equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a purchaser’s ownership interest and LMI Holdings’ pro forma net income and shareholders’ equity on a per share basis while decreasing pro forma net income and shareholders’ equity on an aggregate basis. See “Pro Forma Unaudited Financial Information.”
     The appraisal report of Feldman Financial was filed as an exhibit to Lebanon Mutual’s Application for Conversion and is an exhibit to the registration statement of which this prospectus is a part, and is available for inspection in the manner set forth under “Additional Information.”
     In connection with its review and approval of the Plan of Conversion, the Pennsylvania Insurance Department has reviewed the valuation prepared by Feldman Financial and, in its order approving the conversion, has advised us that it has found the pro forma market value of Lebanon Mutual as a subsidiary of LMI Holdings to be fair and reasonable.
     The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing common stock. In preparing the valuation, Feldman Financial has relied upon and assumed the accuracy and completeness of financial and statistical information provided by LMI Holdings and Lebanon Mutual. Feldman Financial did not independently verify the financial statements and other information provided by LMI Holdings and Lebanon Mutual, nor did Feldman Financial value independently the assets and liabilities of LMI Holdings and Lebanon Mutual. The valuation considers LMI Holdings and Lebanon Mutual only as a going concern and should not be considered as an indication of the liquidation value of LMI Holdings and Lebanon Mutual. The valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time. We cannot assure you that persons purchasing common stock will be able to sell such shares at or above the initial purchase price. Copies of the valuation report of Feldman Financial setting forth the method and assumptions for its valuation are on file and available for inspection at the principal executive offices of LMI Holdings. Any subsequent updated valuation report of Feldman Financial will be available for inspection.
Tax Effects Generally
     Lebanon Mutual has obtained from Stevens & Lee an opinion concerning certain material tax consequences of the conversion and the subscription offering to Lebanon Mutual and its eligible policyholders to the effect that, on the basis of certain facts and customary representations and assumptions that are set forth or referred to in such opinion and must be consistent with the facts existing at the closing date of the conversion, for federal income tax purposes:
•     the conversion of Lebanon Mutual from mutual to stock form will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”;
•     no gain or loss will be recognized by Lebanon Mutual in its pre-conversion mutual or post-conversion stock form solely as a result of the reorganization;
•     Lebanon Mutual’s basis in its assets, holding period for its assets, earnings and profits and accounting methods will not be affected by the reorganization, nor will Lebanon Mutual’s net operating loss carryforward, if any, and capital loss carryforward, if any, be affected by the reorganization, except for possible limitations on the rate at which such carryforwards may be used after the reorganization;
•     as discussed below, eligible policyholders will be required to recognize gain upon the receipt of subscription rights if and to the extent that the subscription rights that are allocated to an eligible policyholder are determined to have fair market value;
•     the basis of the common stock purchased by an eligible policyholder pursuant to the exercise of subscription rights will equal the sum of the purchase price of the stock, plus the gain, if any, recognized by the eligible policyholder on the subscription rights that are exercised; and
•     the holding period of the common stock purchased by an eligible policyholder through the exercise of subscription rights will begin on the date on which the subscription rights are exercised. In all other cases, the holding period of common stock purchased by an eligible policyholder will begin on the date following the date on which the stock is purchased.
Tax Consequences of Subscription Rights
     Generally, the federal income tax consequences of the receipt, exercise and lapse of subscription rights are uncertain. They present novel issues of tax law that are not addressed by any direct authorities. Nevertheless, Stevens & Lee has opined that:
•     any gain realized by an eligible policyholder as a result of the receipt of subscription rights with a fair market value must be recognized, whether or not such rights are exercised; and
•     the amount of gain recognized by each eligible policyholder should equal the fair market value of subscription rights received by the eligible policyholder.
     Although not free from doubt, if an eligible policyholder is required to recognize gain on the receipt of subscription rights and does not exercise some or all of such subscription rights, the eligible policyholder should recognize a corresponding loss upon the expiration or lapse of his or her unexercised subscription rights. The amount of that loss should equal the gain previously recognized upon receipt of the unexercised subscription rights, although the loss may not have the same character as the corresponding gain.
     Although not free from doubt, if the membership interests in Lebanon Mutual that are held by an eligible policyholder are capital assets in the hands of that eligible policyholder on the effective date of the conversion, then any gain resulting from the receipt of the subscription rights should constitute a capital gain. If the common stock that an eligible policyholder would have received upon exercise of the lapsed subscription rights would have constituted a capital asset in the hands of that eligible policyholder, the resulting loss upon expiration of the subscription rights should constitute a capital loss. For purposes of determining gain, it is unclear how the subscription rights should be valued or how to determine the number of subscription rights that may be allocated to each eligible policyholder during the subscription offering.
     In the opinion of Feldman Financial, the subscription rights do not have any fair market value, for a number of reasons. These rights are nontransferable, personal rights of short duration. They are provided without charge, and give the holder only the right to purchase shares of common stock in the subscription offering at a price equal to its estimated fair market value. This price is the same price at which such stock will be sold to purchasers in the community offering or the syndicated community offering, if any. Nevertheless, eligible policyholders are encouraged to consult with their tax advisors about the tax consequences of the conversion and the subscription offering.
Constructive Dividends
     Generally, under section 305 of the Code, a distribution by a corporation of its stock or rights to acquire its stock is taxable if the distribution, or a series of distributions of which such distribution is one, has the result of the receipt of cash or property (other than stock of the distributing corporation) by some shareholders and an increase in other shareholders’ proportionate interests in the assets or earnings and profits of the distributing corporation. In addition, under the Treasury regulations, any transaction or series of transactions, including a redemption or a recapitalization, may be treated as a distribution with respect to any shareholder whose proportionate interest in the assets or earnings and profits of the corporation is increased as a result of such transaction or series of transactions. Nevertheless, the Treasury regulations also provide that section 305 does not apply to a distribution to a shareholder unless such distribution is made to the shareholder in its capacity as a shareholder, or to a distribution of cash or property incident to an isolated redemption of stock.
     If section 305 applies to any of the transactions described in this prospectus, any increase in a shareholder’s proportionate interest in our assets or our earnings and profits may result in a constructive dividend that is taxable to such shareholder to the extent of such shareholder’s pro rata share of our current and accumulated earnings and profits deemed distributed to such shareholder as determined under U.S. federal income tax principles.
     Under the Investment Agreement:

•	we have the right to require Griffin MTS to purchase in the offering that number of shares of our class B common stock that is equal to the lesser of (i) 35% of the shares issued in the offering, and (ii) 650,000 shares, in order to ensure completion of a successful offering, as described above under “The Conversion – The Investment Agreement”; and, in exchange for its commitment to purchase such shares and incur the costs that are incident to meeting its obligation to purchase such shares, we have agreed to pay Griffin MTS a fee equal to $1.25 per share with respect to each share that we decide not to sell to Griffin MTS in the community offering, as described above under, “—The Investment Agreement”; and

•	beginning on the first anniversary of the conversion and continuing until the fourth anniversary of the conversion, subject to the prior approval of the Pennsylvania Insurance Department, Griffin MTS will have the right to require us to repurchase all, but not less than all, of its class B common stock at a price of $12.50 per share plus any unpaid accrued dividends.
     We believe, and based on the Treasury regulations we intend to take the position, that section 305 of the Code does not apply to any stand by fee we may be required to pay to Griffin MTS or to any distribution we may be required to make to Griffin MTS in redemption of its class B common stock because: (a) we believe that any stand by fee we pay to Griffin MTS is properly characterized as compensation for services provided by Griffin MTS in the offering, and such payments will be made to Griffin MTS solely in its capacity as a provider of services and not in its capacity as a shareholder; and (b) we expect that any distribution we may be required to make in redemption of class B common stock from Griffin MTS will be incident to an isolated redemption of stock. No assurance can be given, however, that the IRS will agree with our positions or that any challenge to such positions by the IRS, if made, will not be successful. If the IRS were to challenge successfully either or both of such positions, you could be deemed to have received a distribution taxable as a dividend to the extent of your pro rata share of our current and accumulated earnings and profits deemed distributed to you even though you will not have received any cash or property as a result of such transactions.
     You should consult your tax advisors with respect to the potential tax consequences to you in the light of your particular circumstances if the IRS successfully asserts that section 305 of the Code is applicable to the proposed transactions with Griffin MTS.
     This federal income tax discussion does not purport to consider all aspects of federal income taxation that may be relevant to each eligible policyholder. A policyholder may be subject to special treatment under the code, such as trusts, individual retirement accounts, other employee benefit plans, insurance companies, and eligible policyholders who are employees of an insurance company or who are not citizens or residents of the United States. Due to the individual nature of tax consequences, each eligible policyholder and each other participant in the subscription offering is urged to consult his or her tax and financial advisor.
Termination Dates of the Subscription and Community Offerings
     The subscription and community offerings will expire at noon, Eastern Time, on                     , 2008, unless on or prior to that date our board of directors extends the offerings to a

date no later than                     . Subscription rights not exercised prior to the termination date of this offering will be void. If we extend this offering, we will give written notice of the extension to all subscribers on or promptly after ___, 2008. If this offering is extended, we will resolicit subscribers offering them the opportunity to modify, cancel or confirm their orders. The method for confirming a subscription will be described in our notice of extension. If a subscriber does not confirm his or her subscription by the extended termination date, the subscriber’s funds will be returned promptly without interest.
     Subscriptions and orders for common stock will not be accepted by us until we receive subscriptions and orders for at least 1,020,000 shares of common stock. If we have not received subscriptions and orders for at least 1,020,000 shares of common stock by the expiration date of this offering, all funds delivered to us for the purchase of stock in this offering will be promptly returned to purchasers without interest.
Use of Order Forms in This Offering
     Any person or entity who wants to subscribe for or order shares of common stock in this offering must sign and complete the stock order form and return to us so that it is received no later than noon, Eastern Time, on                     , 2008, together with full payment for all shares for which the order is made. The stock order form should be delivered by mail to our Stock Information Center located at 137 West Penn Avenue, Cleona, Pennsylvania 17042. Payment by check or money order must accompany the stock order form. No cash, wire transfers, or third party checks will be accepted. All checks or money orders must be made payable to “LMI Holdings, Inc.” Unless the subscription offering is extended, all subscription rights under the Plan of Conversion will expire at noon, Eastern Time, on the termination date of this offering, whether or not we have been able to locate each person or entity entitled to subscription rights. Once tendered, orders to purchase common stock in the offering cannot be modified or revoked without our consent.
     No prospectus will be mailed any later than five days prior to the termination date of this offering, or hand delivered any later than two days prior to such date. This procedure is intended to ensure that each purchaser receives a prospectus at least 48 hours prior to the termination of the offering in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934. Execution of the Stock Order Form will confirm receipt or delivery in accordance with Rule 15c2-8. Stock order forms will be distributed only with or preceded by a prospectus. Photocopies and facsimile copies of stock order forms will not be accepted.
     A subscription right may be exercised only by the eligible policyholder, director, officer, or employee to whom it is issued and only for his or her own account. The subscription rights granted under Lebanon Mutual’s Plan of Conversion are nontransferable. Each eligible policyholder, director, officer, or employee subscribing for shares of common stock is required to represent that he or she is purchasing the shares for his or her own account. Each eligible policyholder, director, officer, or employee also must represent that he or she has no agreement or understanding with any other person or entity for the sale or transfer of the shares. We are not aware of any restrictions that would prohibit eligible policyholders who purchase shares of common stock in the conversion, and who are not executive officers or directors of LMI

Holdings or Lebanon Mutual, from freely transferring shares after the conversion. See “—Limitations on Resales” herein.
     Under certain circumstances a person will be treated as having failed to return the completed stock order form within the time period specified and the subscription rights of the subscriber will not be honored. These circumstances are:
•     a stock order form is not delivered and is returned to the sender by the United States Postal Service or we are unable to locate the addressee;
•     a stock order form is not returned or is received after the termination date of this offering;
•     a stock order form is defectively completed or executed; and
•     a stock order form that is not accompanied by payment in full for the shares of common stock subscribed for in the form.
     We may, but are not required to, waive any incomplete, inaccurate or unsigned stock order form. We also may require the submission of a corrected stock order form or the remittance of full payment for the shares of common stock subscribed for by any date that we specify. Our interpretations of the terms and conditions of the Plan of Conversion and determinations concerning the acceptability of the stock order forms will be final, conclusive and binding upon all persons. Neither LMI Holdings nor Lebanon Mutual (or the directors, officers, employees and agents of any of them) will be liable to any person or entity in connection with any interpretation or determination.
Payment for Shares
     When you submit a completed stock order form to us, you must include payment in full for all shares of common stock covered by such order form. Payment may be made by check or money order in U.S. dollars. Payments will be placed in an escrow account at                                         , who will serve as the escrow agent. The escrow account will be administered by the escrow agent. An executed stock order form, once received by us, may not be modified or rescinded without our consent. Funds accompanying stock order forms will not be released to us until the conversion is completed or terminated.
     The ESOP and Griffin MTS will not be required to pay for shares at the time they subscribe, but will be required to pay for their shares at or before the completion of this offering.
Delivery of Certificates
     Certificates representing shares of the common stock will be mailed by our transfer agent to the persons entitled thereto at the addresses indicated on the order forms by such persons as soon as practical following completion of the offering. Until certificates are delivered to purchasers, you may not be able to sell the shares even though trading of the common stock will have begun.
Stock Information Center

     If you have any questions regarding the conversion or the offering, please call the Stock Information Center at (     )     -          , Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends. Our Stock Information Center is located at 137 West Penn Avenue, Cleona, Pennsylvania. Additional copies of the materials will be available at the Stock Information Center.
Marketing and Underwriting Arrangements
     We have engaged Stifel Nicolaus as a marketing agent in connection with the offering of the common stock in the conversion. Stifel Nicolaus has agreed to use its best efforts to assist us with the solicitation of subscriptions and purchase orders for shares of common stock in the conversion.
     Griffin MTS has agreed to pay Stifel Nicolaus a fee of $225,000 plus out-of-pocket expenses, including counsel fees not to exceed $75,000 plus such counsel’s out-of-pocket expenses. Griffin MTS will pay an additional fee to Stifel Nicolaus if we conduct a syndicated community offering and any shares are sold under a selected dealers’ agreement with one or more NASD member firms. We will pay a sales commission to each selected dealer, any sponsoring dealer’s fees, and a management fee to Stifel Nicolaus in the aggregate of 5.5% of the total purchase price of the shares sold in any syndicated community offering.
     Fees to Stifel Nicolaus and to any other broker-dealer may be deemed to be underwriting fees. Stifel Nicolaus and any other broker-dealers may be deemed to be underwriters. If the conversion is not consummated or Stifel Nicolaus ceases under certain circumstances to provide assistance to LMI Holdings, Stifel Nicolaus will be reimbursed for its reasonable out-of-pocket expenses. We have agreed to indemnify Stifel Nicolaus for its liabilities, costs and expenses in connection with certain claims, including certain liabilities under the Securities Act.
     The Bank of New York Mellon will perform conversion agent services and records management services for Lebanon Mutual in the Conversion. The Bank of New York Mellon will receive a fee for this service of $___, plus reimbursement of reasonable out-of-pocket expenses incurred in performing this service.
     Directors and executive officers of LMI Holdings and Lebanon Mutual may participate in the solicitation of offers to purchase common stock in this offering. Other questions from prospective purchasers will be directed to executive officers or registered representatives. The Lebanon Mutual employees have been instructed not to solicit offers to purchase common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Exchange Act, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. No officer, director or employee of LMI Holdings or Lebanon Mutual will be compensated in connection with his or her participation in this offering.
Limitations on Purchases of Common Stock
     The Plan of Conversion provides for certain limitations on the purchase of shares in the conversion:

     •  No person or entity may purchase fewer than 25 shares of common stock in the conversion.
     •  No purchaser may purchase more than 50,000 shares ($500,000) of common stock.
     •  No purchaser, together with purchaser’s affiliates and associates or a group acting in concert, may purchase more than 50,000 shares ($500,000) of common stock.
     Therefore, if any of the following persons purchase stock, their purchases when combined with your purchases cannot exceed 50,000 shares:
(1)	any corporation or organization (other than an affiliate of Lebanon Mutual) of which you are an officer or partner or the beneficial owner of 10% or more of any class of equity securities;

(2)	any trust or other estate in which you have a substantial beneficial interest or as to which you serve as trustee or in a similar fiduciary capacity;

(3)	any of your relatives or your spouse, or any relative of your spouse, who lives at home with you;

(4)	any person or entity who you control, who controls you, or who together with you is controlled by the same third party;

(5)	any person or entity who is knowingly participating with you in a joint activity or interdependent conscious parallel action toward a common goal; or

(6)	any person or entity with whom you are combining or pooling voting or other interests in the securities of an issuer for a common purpose pursuant to any agreement or relationship.
     The five percent share purchase limit does not apply to the ESOP, which intends to purchase 10% of the total number of shares of common stock issued in the conversion, or Griffin MTS, which has agreed to purchase the lesser of 650,000 shares and 35% of the total number of shares of common stock issued in the conversion.
     There are approximately 13,500 eligible policyholders. If subscriptions by eligible policyholders for common stock exceed the maximum of the estimated valuation range set forth in Feldman Financial’s valuation, we will be obligated to sell to eligible policyholders the maximum number of shares offered. Except as set forth below under “Proposed Management Purchases,” we are unable to predict the number of eligible policyholders that may participate in the subscription offering or the extent of any participation.
     Shares of common stock to be purchased and held by the ESOP and allocated to a participant will not be aggregated with shares of common stock purchased by the participant or any other purchase of common stock in the conversion for purposes of the purchase limitations discussed above.

     Officers and directors of Lebanon Mutual and LMI Holdings, together with their affiliates and associates, may not purchase, in total, more than thirty-five percent (35%) of the shares of common stock issued in the conversion. An associate is defined as:
(1)	any corporation or organization (other than an affiliate of Lebanon Mutual) of which the officer or director is an officer or partner or the beneficial owner of 10% or more of any class of equity securities;

(2)	any trust or other estate in which the officer or director has a substantial beneficial interest or as to which he or she serves as trustee or in a similar fiduciary capacity; or

(3)	any of the officer’s or director’s relatives or his or her spouse, or any relative of the spouse, who lives at home with the officer or director.
     Directors of LMI Holdings and of Lebanon Mutual will not be deemed to be associates of one another or a group acting in concert with other directors solely as a result of membership on the board of directors of LMI Holdings or Lebanon Mutual.
     Subject to any required regulatory approval and the requirements of applicable law, we may increase or decrease any of the purchase limitations at any time. If the individual purchase limitation is increased, we will permit any person or entity who subscribed for the maximum number of shares of common stock to purchase an additional number of shares up to the revised maximum. These additional shares will be subject to the rights and preferences of any person or entity who has priority subscription rights. If the individual purchase limitation or the number of shares of common stock to be sold is decreased, the order of any person or entity who subscribed for the maximum number of shares will be decreased to the new maximum.
     Each person or entity purchasing common stock in the conversion will be deemed to confirm that the purchase does not conflict with the purchase limitations under the Plan of Conversion or otherwise imposed by law. If any person or entity violates the purchase limitations, we will have the right to purchase from that person or entity, at the purchase price of $10.00 per share, all shares acquired by the person or entity in excess of the purchase limitation. If the person or entity has sold these excess shares, we are entitled to receive the difference between the aggregate purchase price paid by the person or entity for the excess shares and the proceeds received by the person from the sale of the excess shares. This right of LMI Holdings to purchase excess shares is assignable.
     We have the right in our absolute discretion and without liability to any subscriber, purchaser, underwriter or any other person or entity to determine which subscriptions, if any, to accept in the community offering or in the syndicated community offering. We have the right to accept or reject any subscription in whole or in part for any reason or for no reason. We also have the right to determine whether and to what extent shares of common stock are to be offered or sold in a syndicated community offering.
Proposed Management Purchases
     The following table lists the approximate number of shares of common stock that each of our directors and executive officers and their affiliates and associates intend to purchase in the conversion. All of the directors will be purchasing shares in their capacity as eligible policyholders of Lebanon Mutual. These numbers include shares that each person and his associates intend to purchase. The table also shows the number of shares to be purchased by all directors and executive officers as a group, including the shares that all of their affiliates and associates intend to purchase, and other related information. For purposes of the following table, we have assumed that sufficient shares will be available to satisfy subscriptions in all categories.

Name	Amount ($)	Number of Shares(1)(2)	Percent (3)
Directors:
Darwin G. Glick	$50,000	5,000	*
S. Bruce Kurtz	30,000	3,000	*
Milton Garrison	10,000	1,000	*
Mark J. Keyser	50,000	5,000	*
Joseph F. Lauck, Jr.	10,000	1,000	*
Warren L. Lewis	20,000	2,000	*
Rollin P. Rissinger, Jr.	25,000	2,500	*
Keith A. Ulsh	50,000	5,000	*

Executive Officers:
Stephanie M. Keiser, Secretary	10,000	1,000	*

All Directors and Executive Officers as a Group (9 persons)	$255,000	25,500	2.13%

*	Less than one percent.

(1)	Does not include shares that will be allocated to employees under the ESOP. Under the ESOP, employees of LMI Holdings and its subsidiaries will be allocated over time, in the aggregate, shares in an amount equal to 10% of the common stock issued in the conversion (which equals between 102,000 shares if 1,020,000 shares are sold in the conversion and 158,889 shares if 1,588,889 shares are sold in the conversion.

(2)	Does not include shares that would be issuable upon the exercise of options or the vesting of restricted stock awards granted under our proposed stock-based incentive plan. Under the stock-based incentive plan, we expect to grant to directors, executive officers and other employees options to purchase common stock and restricted stock awards in an aggregate amount equal to 14% of the shares issued in the conversion (which equals between 142,800 shares if 1,020,000 shares are sold in the conversion, and 193,200 shares if 1,380,000 shares are sold in the conversion). No options or awards will be granted or awarded unless the stock-based incentive plan is approved by LMI Holdings’ shareholders at a meeting held not less than six months after completion of the conversion.

(3)	Assumes that 1,200,000 shares are issued in the offering, including the shares purchased by the ESOP.
Limitations on Resales
     The common stock issued in the conversion will be freely transferable under the Securities Act of 1933. However, the transfer of shares issued to directors and officers of Lebanon Mutual or of LMI Holdings will be restricted for a period of one year from the effective date of the conversion. This restriction is required by the Pennsylvania Mutual-to-Stock Conversion Act. The directors and officers also are subject to additional resale restrictions under Rule 144 of the Securities Act of 1933. Shares of common stock issued to directors and officers will bear a legend giving appropriate notice of these restrictions. We will give instructions to the transfer agent for the common stock regarding these transfer restrictions. Any shares issued to our directors and officers as a stock dividend, stock split or otherwise with respect to restricted stock will be subject to the same restrictions. Shares acquired by our directors and officers after the completion of the conversion will not be subject to the Mutual-to-Stock Conversion Act’s restrictions, but will be subject to the requirements of Rule 144.
     In addition, under guidelines of the FINRA, members of the FINRA and their associates are subject to certain restrictions on the transfer of securities purchased in accordance with subscription rights. Members of the FINRA and their associates also are subject to certain reporting requirements upon purchase of such securities. See “Management—Directors and Officers.”
Interpretation and Amendment of the Plan of Conversion
     All interpretations of the Plan of Conversion by the board of directors of Lebanon Mutual and the board of directors of LMI Holdings will be final, subject to the limitations of applicable law. The Plan of Conversion may be amended at any time before it is approved by the Pennsylvania Insurance Department, provided that the amendment is approved by the affirmative vote of two-thirds of the directors of LMI Holdings and Lebanon Mutual. The Plan also may be amended at any time after it is approved by the Pennsylvania Insurance Department, provided that the amendment is approved by the affirmative vote of two-thirds of the directors of LMI Holdings and Lebanon Mutual, and by the Pennsylvania Insurance Department. The Plan may be amended at any time after it is approved by the eligible policyholders of Lebanon Mutual and prior to the effective date of the conversion, provided that the amendment is approved by the affirmative vote of two-thirds of the directors of LMI Holdings and of Lebanon Mutual then in office and by the Pennsylvania Insurance Department. In addition, if the Pennsylvania Insurance Department determines that the amendment is material, the amendment also must be approved by the affirmative vote of at least two-thirds of the votes cast at a meeting of eligible policyholders called for that purpose. If eligible policyholders are required to approve an amendment to the Plan, we will send a proxy statement to each eligible policyholder as soon as practical after the amendment is approved by the directors of LMI Holdings and Lebanon Mutual and the Pennsylvania Insurance Department.
     If prior to the effective date of the conversion, the Pennsylvania Insurance Department adopts regulations containing mandatory or optional provisions applicable to the conversion, the Plan may be amended to conform to these regulations. This type of amendment can be made at any time prior to the effective date, provided that it is approved by the affirmative vote of two-thirds of the directors of LMI Holdings and Lebanon Mutual, and no resolicitation of proxies or further approval by eligible policyholders will be required.

Termination
     The Plan of Conversion may be terminated at any time before it is approved by the eligible policyholders provided that the termination is approved by the affirmative vote of two-thirds of the directors of LMI Holdings and Lebanon Mutual. The Plan of Conversion may be terminated at any time after it is approved by eligible policyholders and prior to the conversion’s effective date by the affirmative vote of two-thirds of the directors of LMI Holdings and Lebanon Mutual provided that any such termination is also approved by the Pennsylvania Insurance Department.
Conditions
     The Plan has been approved by the Pennsylvania Insurance Department and the board of directors of LMI Holdings and Lebanon Mutual. Completion of the conversion also requires approval of the Plan by the affirmative vote of at least two-thirds of the votes cast by eligible policyholders of Lebanon Mutual. If the eligible policyholders do not approve the Plan, the Plan will be terminated, and Lebanon Mutual will continue to conduct business as a mutual insurance company.
MANAGEMENT
Directors and Officers
     The Board of Directors of LMI Holdings consists of Darwin G. Glick, S. Bruce Kurtz, Milton Garrison, Mark J. Keyser, Joseph F. Lauck, Jr., Warren L. Lewis, Rollin P. Rissinger, Jr. and Keith A. Ulsh, each of whom presently serves as a director of Lebanon Mutual. The Board is divided into three classes with directors serving for three-year terms with approximately one-third of the directors being elected at each annual meeting of shareholders. Mr. Glick and Mr. Keyser have terms of office expiring at the annual meeting to be held in 2009. Mr. Kurtz, Mr. Rissinger and Mr. Ulsh have terms of office expiring at the annual meeting to be held in 2010. Mr. Garrison, Mr. Lauck and Mr. Lewis have terms of office expiring at the annual meeting to be held in 2011.
     The executive officers of LMI Holdings are elected annually and, subject to the terms of their respective employment agreements, hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors of LMI Holdings.
     The following table sets forth certain information regarding the directors and executive officers of LMI Holdings.

	Age at March 31, 2008	Director Since[1]	Position with LMI Holdings
Darwin G. Glick	74	1981	Chairman
S. Bruce Kurtz	72	1978	Vice Chairman
Milton Garrison	74	1988	Director
Mark J. Keyser	55	2000	Director
Joseph F. Lauck, Jr.	69	1975	Director
Warren L. Lewis	68	1975	Director
Rollin P. Rissinger, Jr.	64	1995	President and CEO
Keith A. Ulsh	47	1996	Treasurer and CFO

(1)	Indicates year first elected as a director of Lebanon Mutual. All members of the Board of Directors of LMI Holdings have served as directors of LMI Holdings since its incorporation in 2007.
     Each director of LMI Holdings also serves as a director of Lebanon Mutual Insurance Company. The business experience of each director of LMI Holdings for at least the past five years is set forth below.
     Darwin G. Glick retired in 1998. For forty years Mr. Glick was a certified public accountant with the public accounting firm of Glick, Stanilla & Seigel, where he also served as President and Chief Executive Officer.
     S. Bruce Kurtz retired in 1998. Until 1998 Mr. Kurtz was an insurance agent with Samuel G. Kurtz Agency.
     Milton Garrison is retired. From 1985 to 1994, Mr. Garrison was in charge of the underwriting department of Lebanon Mutual.
     Mark J. Keyser is a self employed financial consultant. He also serves as the President and a member of the board of directors of Philanthropic Mutual Fire Insurance Company.
     Joseph F. Lauck, Jr. has owned and served as President of Eastern Pen Supply Co., an office and school supplies business in Palmyra, Pennsylvania, for the past 26 years.
     Warren L. Lewis is the sole owner of Lewis Associates, a consulting and executive coaching company. Prior to founding Lewis Associates, Mr. Lewis served from 1993 to 2007 as President of Lewis Bosler Kurz Inc., a consulting and executive coaching company.
     Rollin P. Rissinger, Jr. has served as the President and Chief Executive Officer of Lebanon Mutual since 1995. From 1988 to 1994, he served as the Vice-President of Marketing for Lebanon Mutual and from 1994 until 1995 he acted as Chief Operating Officer of Lebanon Mutual.
     Keith A. Ulsh has served as the Treasurer and Chief Financial Officer of Lebanon Mutual since 2003. Mr. Ulsh has been with Lebanon Mutual since 1987.
     In order to determine which directors were independent, we have elected to utilize the standards for independence established under the NASDAQ listing standards. Under this standard, an independent director is a person other than an executive officer or employee of LMI Holdings or any other individual having a relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons will not be considered independent:
     •  a director who is, or at any time during the past three years was, employed by LMI Holdings or Lebanon Mutual;

     • a director who accepted or who has a spouse, parent, child or sibling, whether by blood, marriage or adoption, or any other person who resides in his home, hereinafter referred to as a “Family Member”, who accepted any compensation from LMI Holdings or Lebanon Mutual in excess of $100,000 during any period of twelve consecutive months within the three years preceding the determination of independence (other than compensation for board or board committee service; compensation paid to a Family Member who is an employee (other than an executive officer) of LMI Holdings or Lebanon Mutual; or benefits under a tax-qualified retirement plan, or non-discretionary compensation).
     • a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by Lebanon Mutual or LMI Holdings as an executive officer;
     • a director who is, or has a Family Member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Lebanon Mutual or LMI Holdings made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more (excluding payments arising solely from investments in LMI Holdings’ securities; or payments under non-discretionary charitable contribution matching programs).
     • a director of LMI Holdings or Lebanon Mutual who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three (3) years any of the executive officers of LMI Holdings or Lebanon Mutual served on the compensation committee of such other entity; or
     • a director who is, or has a Family Member who is, a current partner of LMI Holdings’ outside auditor, or was a partner or employee of the company’s outside auditor who worked on LMI Holdings’ audit at any time during any of the past three (3) years.
     Under this criteria, the following six directors, Messrs. Glick, Kurtz, Garrison, Keyser, Lauck and Lewis are independent.
Committees of the Board of Directors
     Compensation Committee. The compensation committee of LMI Holdings’ board of directors consists of Mr. Glick (Committee Chairman), Mr. Lauck, Mr. Kurtz and Mr. Lewis. All of the directors are independent under the criteria established under the NASDAQ listing standards. The compensation committee will:
     • review, evaluate and approve the compensation and benefit plans and policies of Lebanon Mutual employees, including its officers;
     • review, evaluate and approve the compensation and benefit plans and policies for the officers and directors of LMI Holdings
     • grant stock options and restricted stock awards to employees, management and directors under our proposed stock-based incentive plan;

     • be responsible for producing an annual report on executive compensation for inclusion in LMI Holdings’ proxy statement and for ensuring compliance of compensation and benefit programs with all other legal, tax and regulatory requirements ; and
     • make recommendations to our board of directors regarding these matters.
     Audit Committee. The Audit Committee consists of Mr. Keyser (Committee Chairman), Mr. Glick and Mr. Kurtz. Under the independence criteria utilized by the NASDAQ listing rules, the Audit Committee members must meet additional criteria to be deemed independent. An Audit Committee member may not, other than in his or her capacity as a member of the Committee, the board of directors, or any other board of directors’ committee (i) accept directly or indirectly any consulting, advisory, or other compensatory fee from LMI Holdings other than the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with LMI Holdings or Lebanon Mutual (provided such compensation is not contingent in any way on continued service); or (ii) be an affiliated person of LMI Holdings or Lebanon Mutual as defined in Exchange Act Rule 10A-3(e)(1). All of the directors of the Audit Committee are independent under this criteria.
     The Audit Committee will:
     • be responsible for the selection, retention, oversight and termination of our independent registered public accounting firm;
     • approve the non-audit services provided by the independent registered public accounting firm;
     • review the results and scope of the audit and other services provided by our independent registered public accounting firm;
     • approve the estimated cost of the annual audit;
     • establish procedures to facilitate the receipt, retention and treatment of complaints received from third parties regarding accounting, internal accounting controls, or auditing matters;
     • establish procedures to facilitate the receipt, retention, and treatment of confidential, anonymous submissions of concerns regarding questionable accounting or auditing matters by Lebanon Mutual or LMI Holdings employees;
     • review and approve all related party transactions and transactions raising potential conflicts of interest;
     • review the annual financial statements and the results of the audit with management and the independent registered public accounting firm;
     • review with management and the independent registered public accounting firm the adequacy of our system of internal control over financial reporting, including their effectiveness at achieving compliance with any applicable laws or regulations;

     • review with management and the independent registered public accounting firm the significant recommendations made by the independent registered public accounting firm with respect to changes in accounting procedures and internal control over financial reporting; and
     • report to the board of directors on the results of its review and make such recommendations as it may deem appropriate.
     Nominating/Governance Committee. The Nominating/Governance Committee of LMI Holdings’ board of directors consists of Mr. Glick (Committee Chairman), Mr. Garrison, and Mr. Kurtz. All of the directors are independent as defined under the NASDAQ listing standards. The Nominating and Governance Committee will:
     • make independent recommendations to the Board of Directors as to best practices for Board governance and evaluation of Board performance;
     • produce a Code of Ethics and submit it for Board approval, and periodically review the Code of Ethics for necessary revisions;
     • identify suitable candidates for Board membership and in such capacity will consider any nominees recommended by shareholders;
     • propose to the Board a slate of directors for election by the shareholders at each annual meeting; and
     • propose candidates to fill vacancies on the Board based on qualifications it determines to be appropriate.
     Investment Committee. The Investment Committee consists of Mr. Kurtz (Committee Chairman), Mr. Glick, Mr. Keyser, Mr. Ulsh, and Mr. Rissinger.
     Lebanon Mutual Committees. In addition, Lebanon Mutual Insurance Company has an Investment Committee and an Operations Committee.
Compensation Committee Interlocks and Insider Participation
     The members of the compensation committee of our board of directors are currently Mr. Glick (Committee Chairman), Mr. Kurtz and Mr. Lauck.
     The compensation committee does not include any current or former officers of LMI Holdings or Lebanon Mutual. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Compensation of Executive Officers
     The executive officers of LMI Holdings have not received any compensation from LMI Holdings since its formation. The following table sets forth information regarding the compensation of our President and Chief Executive Officer, and each other executive officer whose total salary and bonus for the year ended December 31, 2007, exceeded $100,000. This compensation information is for each of the fiscal years ended December 31, 2006 and 2007. No other executive officer of Lebanon Mutual received compensation in excess of $100,000 for the fiscal year ended December 31, 2007.
     All of our executive officers are also executive officers of Lebanon Mutual and do not receive any additional compensation for their service as our officers. The table below sets forth the compensation of our Chief Executive Officer and the other executive officers who earned in excess of $100,000, based upon their compensation at Lebanon Mutual, as applicable, for the year ended December 31, 2007.
Summary Compensation Table

							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation
Principal Position	Year	($)	($)	($)	($)	($)	($)	($) (1)	Total
Rollin P. Rissinger, Jr., President and Chief Executive Officer	2007	191,828	51,496	—	—	—	—	25,419	268,743
	2006	183,326	43,735	—	—	—	—	22,364	249,425

Keith A. Ulsh, Treasurer and Chief Financial Officer	2007	130,443	38,217	—	—	—	—	9,859	178,519
	2006	123,982	32,940	—	—	—	—	9,953	166,875

(1)	Consists of matching contributions to 401(k) plan, life and long term disability insurance premiums, and car allowance and incremental cost (mileage at Internal Revenue Service reimbursement rates) on behalf of Mr. Rissinger and Mr. Ulsh.
Benefit Plans and Agreements
     General. Rissinger and Ulsh are parties to employment agreements with Lebanon Mutual. In addition, in connection with Lebanon Mutual’s conversion to stock form our Board of Directors has approved the Employee Stock Ownership Plan, or ESOP. After completion of the conversion, our Board of Directors intends to adopt the stock-based incentive plan, subject to shareholder approval. In addition, Lebanon Mutual has an existing 401(k) plan and profit sharing plan in which the executive officers of LMI Holdings will be eligible to participate after the conversion.
     Stock-Based Incentive Plan. After completion of the conversion, our Board of Directors intends to adopt a stock-based incentive plan. In order for the plan to be effective, it then must be approved by our shareholders at the first annual meeting of shareholders held at least six months after the conversion.
     The purpose of the stock-based incentive plan will be to assist us in attracting, motivating, and retaining persons who will be in a position to substantially contribute to our financial success. The incentive plan will assist us in this effort by providing a compensation vehicle directly tied to the performance of our common stock. We anticipate that the stock-based incentive plan will have a term of ten years (unless our Board of Directors terminates the incentive plan earlier).
     The incentive plan will permit us to make stock or stock-based awards in the form of incentive stock options, nonqualified stock options, and restricted common stock to directors and employees. Our non-employee directors will not be eligible to receive incentive stock options, because, under the Internal Revenue Code, incentive stock options may only granted to employees.
     The aggregate number of shares of common stock that can be awarded under the stock-based incentive plan will be limited to 14% of the number of shares issued in the conversion (taking into account the shares issued to the ESOP and Griffin MTS). No more than the number of shares equal to 10% of the shares of common stock issued in the conversion will be issuable under the incentive plan upon exercise of stock options, and no more than the number of shares equal to 4% of the shares of common stock issued in the conversion will be issuable under the incentive plan as restricted common stock.
     We may purchase shares of our common stock in the open market to hold as treasury shares for use in issuing stock upon the exercise of stock options or making restricted stock awards, or we may issue new shares from our authorized but unissued common stock. If we purchase all of the common stock eligible to be issued under the incentive plan in the open market, the number of shares purchased will be between 142,800 shares and 222,444 shares, and if we purchase all of the shares at $10.00 per share, the cost would be between $1,428,000 and $2,224,440. Upon the exercise of any stock options that are granted, we will receive from option holders the exercise price either in cash or in shares of common stock.
     All awards granted under the stock-based incentive plan will be subject to such vesting, performance criteria, or other conditions as the Compensation Committee may in its discretion set, subject to the terms of the incentive plan document. The failure to satisfy such vesting, performance criteria, or other conditions may result in the forfeiture, lapse, or other loss of the benefit of the award. An award agreement, between LMI Holdings and the officer, director or employee will evidence the terms of each award, including these conditions.
     Each option issued under the stock-based incentive plan will entitle the option holder, upon exercise at or after vesting, to purchase a number of shares of LMI Holdings common stock, and at a price per share, specified in the agreement issued to him or her. Incentive stock options afford favorable tax treatment to recipients upon compliance with certain restrictions under Section 422 of the Code. Nonqualified options are options that do not qualify for the favorable tax treatment of Section 422.

     Under the stock-based incentive plan, the exercise price of each stock option must be at least 100% of the fair market value of a share of the common stock on the date of grant, except that the exercise price of an incentive stock option granted to an individual who beneficially owns more than 10% of the voting power from all classes of our stock must be at least 110% of the fair market value on the date of grant. Because our stock will be traded on the NASDAQ Capital Market, the fair market value will be the average of the “bid” and “asked” prices on the day the option is granted, and if no such prices are available for that day, the exercise price shall be determined with reference to the bid and asked prices on the preceding day on which prices were quoted.
     No taxable income will be recognized by the option holder upon exercise of an incentive stock option, although it may increase the option holder’s alternative minimum tax liability, if applicable. Incentive stock options do not result in tax deductions to LMI Holdings unless the option holder fails to comply with Section 422 of the Code, which requires the option holder to hold shares acquired through exercise of an incentive stock option for two years from the date on which the option is granted and for more than one year from the date on which the shares are issued upon exercise of the option. If the option holder complies with these requirements, any gain or loss on the sale of such shares will be long-term capital gain or loss. Generally, if the option holder sells such shares before the expiration of either of these holding periods, then at the time of the sale, the option holder will realize taxable ordinary income equal to the lesser of: (i) the excess of the shares’ fair market value on the date of exercise over the exercise price, or (ii) the option holder’s actual gain, if any, on the purchase and sale. The option holder’s additional gain or any loss upon any such sale will be a capital gain or loss, which will be long-term or short-term, depending upon whether he held the shares for more or less than one year.
     Upon the exercise of a nonqualified stock option, the option holder will recognize ordinary income upon the exercise of the nonqualified option in an amount equal to the excess of the then fair market value of the stock acquired over the exercise price. LMI Holdings will generally be entitled to a federal income tax deduction equal to the amount reportable as income by the option holder.
     Restricted stock is LMI Holdings common stock that will typically be awarded under the incentive plan at no cost to the recipient. It will be nontransferable and forfeitable until the holder’s interest in the stock vests. Vesting will be tied to performance or the passage of time. The holder of restricted stock will not be entitled to special federal income tax treatment. Upon vesting and release of the restricted stock, the holder will recognize ordinary income equal to the then fair market value of the stock (plus the amount of any retained dividends that are then paid over to him or her), unless a special election has been timely filed with the Internal Revenue Service to recognize the income on the grant date. When the holder sells the shares, capital gain and loss rates will apply. LMI Holdings will be entitled to a federal income tax deduction equal to the amount reportable as income by the holder.
     Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain “covered employees” in a taxable year to the extent that compensation to such covered employee exceeds $1,000,000. Compensation attributable to awards made under the stock-based incentive plan, when combined with all other types of compensation received by a covered employee from LMI Holdings, may cause this limitation to be exceeded in any particular year. Certain kinds of compensation, including qualified “performance-based compensation,” are disregarded for purposes of the deduction limitation. In accordance with treasury regulations promulgated under Section 162(m) of the Code, awards will qualify as performance-based compensation if the award is granted by the Compensation Committee comprised solely of “outside directors” and either (i) with respect to stock options, the plan contains a per-employee limitation on the number of shares for which such options may be granted during a specified period, the per-employee limitation is approved by the shareholders, and the exercise price of the option is no less than the fair market value of the shares on the date of grant, or (ii) the award is subject to the achievement (as specified in writing by the Compensation Committee) of one or more objective performance goal or goals that the Compensation Committee establishes in writing while the outcome is substantially uncertain, and the shareholders approve the performance goal or goals. It is our intention to have awards under the stock-based incentive plan to executive officers constitute “performance-based compensation” in accordance with the provisions of Section 162(m), but the Compensation Committee may approve awards that do not qualify for maximum deductibility when it deems it to be in the best interest of LMI Holdings.
     Our Board of Directors is currently considering the terms and conditions of the stock-based incentive plan. We expect that the initial grant of awards under the incentive plan will take place on the date of shareholder approval. We have not made any decisions concerning the number or type of awards that will be made to any director or officer at this time. We will not make any grants or awards under the incentive plan before receiving shareholder approval.
     Employee Stock Ownership Plan. In connection with the conversion, we intend to adopt an Employee Stock Ownership Plan, or ESOP, for the exclusive benefit of participating employees, to be implemented upon the completion of the conversion. Participating employees are all employees of LMI Holdings and its subsidiaries, who have attained age 21 and completed one year of service with LMI Holdings or one of its subsidiaries. As of March 1, 2008, there were 19 employees eligible to participate in the ESOP. We will submit to the IRS an application for a letter of determination as to the tax-qualified status of the ESOP. We expect that the ESOP will receive a favorable letter of determination from the IRS.
     The ESOP intends to borrow funds from LMI Holdings in an amount sufficient to purchase 10% of the common stock issued in the conversion. This loan will bear an interest rate equal to the prime rate of interest set forth in The Wall Street Journal on the closing date of the conversion. Depending on the number of shares issued in the conversion, the ESOP loan will require the ESOP at least annually to make principal payments of between $102,000 and $158,889, plus interest, for a term of 10 years. The loan will be secured by the shares of LMI Holdings common stock purchased and dividends on such shares. Shares purchased with the ESOP loan proceeds will be held in a suspense account for allocation among participants as the ESOP loan is repaid. Lebanon Mutual is required to contribute sufficient funds to the ESOP to enable the ESOP to meet its loan obligations
     Contributions to the ESOP and shares released from the suspense account will be allocated among participants on the basis of their annual wages subject to federal income tax withholding, plus any amounts withheld under a plan qualified under Sections 125, 401(k) or 132(f) of the Code and sponsored by LMI Holdings or an affiliate of LMI Holdings. Participants must be employed at least 1,000 hours in a calendar year and be employed on the last day of the calendar year in order to receive an allocation. A participant becomes 100% vested in his or her right to ESOP benefits only after completing 6 years of service (20% per year beginning with the participant’s second year of service). For vesting purposes, a year of service means any year in which an employee completes at least 1,000 hours of service. Vesting will be accelerated to 100% upon a participant’s attainment of normal retirement age (age 65 and five years of service), death, or disability. Forfeitures will be reallocated to participants on the same basis as other contributions, or, at LMI Holdings’ discretion, used to pay administrative expenses. Vested benefits are payable upon a participant’s retirement, death, disability, or separation from service, and will be paid in a lump sum as whole shares of common stock (with cash paid in lieu of fractional shares), unless the distributee elects cash. Any dividends paid on allocated shares are expected to be credited to participant accounts within the ESOP or paid to participants, and any dividends on unallocated shares are expected to be used to repay the principal of and interest on the ESOP loan.
     As sponsor of the ESOP, LMI Holdings will administer the ESOP itself or engage a third party administrator to provide, among other services, participant recordkeeping and account maintenance services. An unaffiliated bank or trust company will be appointed as custodian and trustee of the ESOP. The ESOP trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participants. Unallocated shares and allocated shares for which no timely direction is received will be voted by the ESOP trustee in the same proportion as the participant-directed voting of allocated shares.
     401(k) Retirement Plan. Lebanon Mutual currently sponsors a 401(k) plan. Employees are eligible to participate in the plan when after twelve consecutive months of employment they have completed at least 1,000 hours of service. As of March 1, 2008, 16 Lebanon Mutual employees were eligible to participate in the plan. Under the plan, participants may receive contributions from Lebanon Mutual through matching contributions or profit sharing contributions. Participants in the plan are always 100% vested in the matching contributions they receive from Lebanon Mutual and their own contributions to the plan. Any profit sharing contributions are 100% vested after six years of service (typically for each year of service the employee must have completed at least 1,000 hours of service). Payments of vested benefits under the plan following a termination of employment are made automatically when the participant attains age 65 and has terminated his employment with Lebanon Mutual, unless the participant elects to defer distribution of his or her account, in which case distribution will be made in a lump sum distribution. Once amounts under the plan are distributed, the participant will have taxable income for the amounts distributed. Participants taking distributions when they are under the age of 59 1/2 could be subject to an additional 10% excise tax on the income distributed.
     As of December 31, 2007, Rollin P. Rissinger, Jr. and Keith A. Ulsh were each 100% vested in the plan and received $12,224 and $8,132, respectively, in contributions to the plan from Lebanon Mutual in 2007.
     Executive Employment Agreements. Rollin P. Rissinger, Jr. and Keith A. Ulsh are each parties to employment agreements with Lebanon Mutual. The employment agreements, effective as of September 1, 2003, each have an initial three-year term. The agreements annually renew for a term of three years from each annual anniversary date, unless a party has given the other party written notice at least 60 days prior to such anniversary date that such party does not agree to renew the agreement.
     The Compensation Committee will enter into employment agreements with executive officers, when it determines that such an agreement is desirable to obtain some measure of assurance as to the executive’s continued employment in light of prevailing market competition for the position held by the executive officer, or where the Committee determines that an employment agreement is necessary and appropriate in light of the executive’s prior experience or with Lebanon Mutual’s practices with respect to similar situated employees.
     Base Salary. Under their respective employment agreements, as currently in effect, Mr. Rissinger is entitled to receive an annual base salary of not less than $191,828 and Mr. Ulsh is entitled to receive a base salary of not less than $130,443. The base salary is reviewed at least annually and may be increased pursuant to the policies then in effect related to executive compensation. Any increases in the base salary are amendments to the employment agreements and represent the new base salary going forward under the employment agreements. The base salary is intended to provide fixed compensation to the executive officer that reflects his job responsibilities, experience, value to Lebanon Mutual, and demonstrated performance. The base salary for each executive in any future employment agreements or any amounts paid over the base salary amount under this current or any future employment agreements will be determined by the Compensation Committee based on its subjective evaluation of a variety of factors, including, but not limited to:
     — the nature and responsibility of the position;
     — the impact, contribution, expertise and experience of the executive;
     — to the extent available and relevant, competitive market information; and
     — the importance of retaining the executive along with the competitiveness of the market for the executive’s talent and services.
     Bonus. Messrs. Rissinger and Ulsh are both entitled to participate in bonus plans that Lebanon Mutual maintains and offers to its employees, and may receive an additional bonus or bonuses as the Board of Directors deems appropriate. All employees who have completed at least 18 months of continuous service on or before December 31 of the applicable calendar year are eligible to participate in Lebanon Mutual’s employee incentive bonus program. The program is designed to recognize and to financially reward employees for their personal and collective contribution to the attainment of corporate profits in the form of a cash bonus. Bonuses are distributed annually and the total bonus pool is equal to 10% of Lebanon Mutual’s year-end pre-tax statutory operating income in excess of $100,000. The total bonus pool is determined after the compilation and audit of Lebanon Mutual’s financial records and is distributed no later than the March 15 following the close of the calendar year. However, no bonuses are paid to persons who are no longer Lebanon Mutual employees as of the bonus distribution date.

     Benefits and Perquisites. Under their employment agreements Messrs. Rissinger and Ulsh are each entitled to participate in any other insurance, vacation, pension, and other fringe benefits that Lebanon Mutual maintains for its other employees.
     Educational Assistance. After one year of employment, all non-temporary employees are eligible for financial assistance up to a $1,000 per calendar year to further their education. Course work must be job-related and have the prior approval of the employee’s supervisor and Lebanon Mutual’s President.
     Insurance. Lebanon Mutual provides three types of insurance to eligible employees: life, accident and health, and disability income. Lebanon Mutual provides these benefits to help alleviate the financial costs and loss of income arising from illness, disability or death, and to allow employees to take advantage of reduced insurance rates available for group policies.
     Transportation. Under Mr. Rissinger’s employment agreement, Lebanon Mutual is required to provide Mr. Rissinger with a late model automobile. Expenses, including insurance and operating expenses are to be paid by Lebanon Mutual, subject to such accounting by Mr. Rissinger of personal use of the automobile as may be requested by Lebanon Mutual.
     Benefits Provided in Connection with Termination.
     If Messrs. Rissinger or Ulsh are terminated involuntarily without Cause or voluntarily terminate their employment for Good Reason (as such terms are defined in the employment agreements), they will be entitled to receive an amount equal to three times their Highest Annual Compensation for the 36-month period following their termination of employment. “Highest Annual Compensation” is the sum of the highest annual base salary ever received during the employment period and the highest of aggregate bonuses paid (or payable) in any calendar year during the employment period. In addition, within 30 days after termination, Messrs. Rissinger and Ulsh will receive an additional lump sum payment of $50,000. Following their termination of employment, Lebanon Mutual will provide Messrs. Rissinger and Ulsh with such amounts and benefits to which they may otherwise be entitled under the retirement, insurance, and similar programs of Lebanon Mutual in which they participated immediately prior to their termination, but eligibility for these benefits may be limited if full payment would be deemed a “parachute payment” under Section 280G of the Code.
     If Messrs. Rissinger or Ulsh terminate employment voluntarily without Good Reason or are terminated involuntarily for Cause, they will be entitled to receive accrued but unpaid base salary until the date of termination and all amounts and benefits which they are entitled to under retirement, insurance, and similar programs of Lebanon Mutual in which they participated immediately prior to termination.
     If Messrs. Rissinger or Ulsh die or become disabled (as such term is defined in the employment agreements) during the employment period, Lebanon Mutual will provide them and their beneficiaries, as the case may be, with all amounts and benefits to which they are entitled under retirement, insurance and similar programs of Lebanon Mutual in which they participated immediately prior to termination. In addition, if Messrs. Rissinger or Ulsh are terminated as a result of a disability, they will receive lump-sum a payment equal to 0.25 times their base salary within 30 days following the date of termination.
     Should Messrs. Rissinger or Ulsh become subject to the excise tax provisions of Section 4999 of the Code as a result of any compensation and benefits received under their employment agreements, such compensation and benefits will be reduced by the minimum amount necessary to avoid the application of Section 280G of the Code.
     If any payment under Mr. Rissinger’s or Mr. Ulsh’s employment agreements is or becomes subject to Section 409A(a)(2)(B)(i) of the Code, such payments will be delayed, for a period of six months, accumulated with all other delayed payments, and paid on the day following such six-month period. All other remaining payments will be made as otherwise required by the employment agreements.
     Mr. Rissinger’s and Mr. Ulsh’s employment agreements further provide that during the employment period, and if he is either terminated for Cause or voluntarily quits without Good Reason; then for a period of twelve months after the date of termination of employment (the “Restricted Period”), Messrs. Rissinger and Ulsh may not, for a period of twelve months after the date of termination, without the prior written consent of Lebanon Mutual’s Board of Directors, become an officer, director or a shareholder or equity owner of 5.0% or more of any property and casualty insurance company with its corporate headquarters located within any county or adjacent county, including counties outside of Pennsylvania, in which at any time during employment period Lebanon Mutual had a branch, office or other facility or had an affiliate located there. In addition, during the Restricted Period, Messrs. Rissinger and Ulsh may not solicit, endeavor to entice away from Lebanon Mutual or its subsidiaries or affiliates, or otherwise interfere with the relationship of Lebanon Mutual or its subsidiaries or affiliates with any person who is, or was within the then most recent twelve month period, an employee or associate of Lebanon Mutual or any of its subsidiaries or affiliates. During the Restricted Period, Messrs. Rissinger and Ulsh may not provide financial or other assistance to any person, entity, or enterprise engaged in the insurance industry or any other activity in which Lebanon Mutual or its affiliates were engaged in during the period of the executive’s employment under the agreement within any county or adjacent county, including counties outside of Pennsylvania, in which at any time during the time period covered by the employment agreement Lebanon Mutual had a branch, office or other facility or had an affiliate located there.

Compensation of Directors

	Director Compensation
					Change in
					Pension Value
					and
	Fees				Nonqualified
	Earned			Non-Equity	Deferred
	or Paid	Stock	Option	Incentive Plan	Compensation	All Other
	in Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Darwin G. Glick	$26,015	—	—	—	—	—	$26,015
S. Bruce Kurtz	$22,321	—	—	—	—	—	$22,321
Milton Garrison	$7,121	—	—	—	—	—	$7,121
Mark J. Keyser	$9,089	—	—	—	—	—	$9,089
Joseph L. Lauck, Jr.	$6,229	—	—	—	—	—	$6,229
Warren L Lewis	$5,245	—	—	—	—	—	$5,245
     No director of LMI Holdings has received any remuneration from LMI Holdings since its formation and LMI Holdings does not presently intend to pay any fees for service as a director of LMI Holdings.
     In 2007, the non-employee directors of Lebanon Mutual received an annual retainer of $2,385 and a fee of $268 for each board meeting attended. Additionally, non-employee directors of Lebanon Mutual received an annual retainer of $716 for each committee on which he or she serves and a fee of $268 for each committee meeting that he or she attends. The Chairman of each committee also received an annual retainer of $1,430. As Chairman of the Board of Lebanon Mutual, Mr. Glick also received an annual fee of $13,710, and as Vice Chairman of the Board, Mr. Kurtz received an annual fee of $10,713.
     In 2008, non-employee directors of Lebanon Mutual will be paid an annual retainer of $2,480 and a fee of $279 for each meeting of the board that he or she attends. In addition, non-employee directors receive an annual retainer of $745 for each committee on which he or she serves and a fee of $279 for each committee meeting that he or she attends. The Chairman of a committee also receives an annual retainer of $1,487. The Chairman of the Board also receives an annual fee of $14,258, and the Vice Chairman of the Board receives an annual fee of $11,159.
Transactions with related persons, promoters and certain control persons
     Since January 1, 2007 LMI Holdings and Lebanon Mutual have not engaged in any transactions with, lent to or incurred any indebtedness to, or otherwise proposed to engage in transactions with, lend to or incur any indebtedness to, any related person, promoter or control person in an amount that in aggregate exceeds $120,000.

RESTRICTIONS ON ACQUISITION OF LMI HOLDINGS
     Our articles of incorporation and by-laws contain numerous provisions that are intended to encourage potential acquirors to negotiate directly with our board of directors, but which also may deter a nonnegotiated tender or exchange offer for our stock or a proxy contest for control of LMI Holdings. Certain provisions of Pennsylvania law also may discourage nonnegotiated takeover attempts or proxy contests. In addition, the terms of the employment agreements with our executive officers (see the subsection entitled “Certain Benefit Plans and Agreements” under the heading “Management”) may be viewed as having the effect of discouraging these efforts. Finally, certain provisions of the Investment Agreement require Griffin MTS to vote the shares of Class B common stock that it owns in favor of the election of any person nominated by LMI Holdings to serve as director of LMI Holdings and prohibit LMI Holdings during the first three years after the effective date of the conversion from submitting to the shareholders any acquisition that would not result in the redemption of all of the outstanding shares of Class B common stock at the price required under the articles of incorporation. See “The Conversion—The Investment Agreement” and “Description of the Capital Stock”.
     All of these provisions may serve to entrench existing management. These provisions also may deter institutional interest in and ownership of our stock and, accordingly, may depress the market price for, and liquidity of, the common stock.
     Following is a description of these provisions and the purpose and possible effects of these provisions. We do not presently intend to propose additional anti-takeover provisions for the articles of incorporation or by-laws. Because of the possible adverse effect these provisions may have on shareholders, this discussion should be read carefully.
Antitakeover Provisions of Our Articles of Incorporation and Bylaws
     1. Prohibition of Ownership and Voting of Shares in Excess of 10%. Our articles of incorporation impose limitations upon the ability of certain shareholders and groups of shareholders to acquire or vote shares of our stock. The articles of incorporation prohibit any person (whether an individual, company or a group acting in concert, as defined) from acquiring voting control, as defined. Voting control is generally defined as the beneficial ownership at any time of shares with more than 10% of the total voting power of the outstanding stock of LMI Holdings. These provisions would not apply to the purchase of shares by underwriters in connection with a public offering. A group acting in concert includes persons seeking to combine or pool their voting power or other interests in common stock for a common purpose. Such a group does not include actions by the board of directors acting solely in their capacity as the Board.
     Under this provision, shares of common stock, if any, owned in excess of 10% will not be entitled to vote on any matter or take other shareholder action. For purposes of determining the voting rights of other shareholders, these excess shares are essentially treated as no longer outstanding. As a result, where excess shares are present, other shareholders will realize a proportionate increase in their voting power, but this 10% voting restriction will not be applicable to other shareholders if their voting power increases above 10% as a result of application of this rule to another shareholder.
     In determining whether any person or group owns in excess of 10% of the total voting power of the outstanding capital stock of LMI Holdings, any shares of Class B common stock owned by such person or group will be excluded. Accordingly, Griffin MTS will not be deemed to own any excess shares despite owning 35% of the outstanding shares of common stock of LMI Holdings.
     The potential effect of this voting rights limitation is significant. Any person or group acting in concert owning more than 10% of the outstanding common stock will generally be unable to exercise voting rights proportionate to their equity interest. When operating in conjunction with other provisions in our articles of incorporation described below, the practical effect of the limitation on voting rights may be to render it virtually impossible for any one shareholder or group acting in concert other than Griffin MTS to determine the outcome of any shareholder vote.
     The 10% voting rights limitation may make it extremely difficult for any one person or group of affiliated persons to acquire voting control of LMI Holdings, with the result that it may be extremely difficult to bring about a change in the board of directors or management. This provision may have the effect of discouraging holders of large amounts of shares from purchasing additional shares, or would be holders who may desire to acquire enough shares to exercise control from purchasing any shares. As a result, this provision may have an adverse effect on the liquidity and market price of the shares.
     2. Classified board of directors. Our articles of incorporation provide for a classified board of directors of between three (3) and nine (9) members, which number is fixed by the board of directors, divided into three classes serving for successive terms of three years each. This provision is designed to assure experience, continuity, and stability in the Board’s leadership and policies. We believe that this can best be accomplished by electing each director to a three-year term and electing only approximately one-third of the directors each year.
     The election of directors for staggered terms significantly extends the time required to make any change in control of the board of directors and may tend to discourage any surprise or nonnegotiated takeover bid for control of LMI Holdings. Under the articles of incorporation, it will take at least two annual meetings for holders of a majority of LMI Holdings’ voting securities to make a change in control of the board of directors because only a minority (approximately one-third) of the directors will be elected at each meeting. In addition, because certain actions require more than majority approval of the Board, as described herein, it may take as many as three annual meetings for a controlling block of shareholders to obtain complete control of the Board and LMI Holdings’ management.
     This provision may tend to perpetuate present management because of the additional time required to change control of the Board. Because the provision will increase the amount of time required for a takeover bidder to obtain control without the cooperation of the Board even if the takeover bidder were to acquire a majority of the outstanding stock, it may tend to discourage certain tender offers, perhaps including some tender offers that the shareholders may believe would be in their best interests. The classified Board provision will apply to all elections of directors and, accordingly, it will make it more difficult for shareholders to change the composition of the Board if the shareholders believe such a change would be desirable, even in the absence of any third party’s acquisition of voting control. This is especially true in light of the denial of cumulative voting described below.
     3. No Cumulative Voting. Cumulative voting entitles a shareholder to multiply the number of votes to which the shareholder is entitled by the number of directors to be elected, with the shareholder being able to cast all votes for a single nominee or distribute them among the nominees as the shareholder sees fit. The Pennsylvania Business Corporation Law provides that shareholders are entitled to cumulate their votes for the election of directors, unless a corporation’s articles of incorporation provide otherwise.
     Cumulative voting is specifically prohibited in the articles of incorporation because we believe that each director should represent and act in the interest of all shareholders and not any special shareholder or group of shareholders. In light of current acquisition techniques and activity, minority representation could be disruptive and could impair the efficient management of LMI Holdings for the benefit of shareholders generally. In addition, the absence of cumulative voting also will tend to deter greenmail, in which a substantial minority shareholder uses his holdings as leverage to demand that a corporation purchase his shares at a significant premium over the market value of the stock to prevent the shareholder from obtaining or attempting to obtain a seat on the board of directors. In the absence of cumulative voting, a majority of the votes cast in any election of directors can elect all of the directors of the class in any given year.
     The absence of cumulative voting, coupled with a classified board of directors, also may deter a proxy contest designed to win representation on the board of directors or remove management because a group or entity owning less than a majority of the voting stock may be unable to elect a single director. Although this may tend to make removal of incumbent management more difficult, we believe deterring proxy contests will avoid the significant cost, in terms of money and management’s time, in opposing such actions.
     4. Nominations for Directors and Shareholder Proposals. Our by-laws require that nominations for the election of directors made by shareholders (as opposed to those made by the board of directors) and any shareholder proposals for the agenda at any annual meeting generally must be made by notice (in writing) delivered or mailed to the Secretary not less than 90 days prior to the meeting of shareholders at which directors are to be elected.
     We believe that this procedure will assure that the board of directors and shareholders will have an adequate opportunity to consider the qualifications of all nominees for directors and all proposals, and will permit the shareholders’ meetings to be conducted in an orderly manner. It may have the effect, however, of deterring nominations and proposals other than those made by the board of directors.
     5. Mergers, Sale of Assets, Liquidation Approval. Our articles of incorporation provide that any merger, consolidation, sale of assets or similar transaction involving LMI Holdings requires the affirmative vote of shareholders entitled to cast at least 80% of the votes which all shareholders are entitled to cast, unless the transaction is approved in advance by 66-2/3% of the members of the board of directors. If the transaction is approved in advance by 66-2/3% of the members of the Board, approval by the affirmative vote of a majority of the votes cast by holders of outstanding voting stock at a meeting at which a quorum was present would be required.
     In addition, the articles of incorporation provide that during the four year period commencing on the effective date of the conversion, holders of at least 50% of the outstanding shares of Class B common stock of LMI Holdings must vote to approve any merger, consolidation, or share exchange involving LMI Holdings, any sale or lease of substantially all of the assets of LMI Holdings, or any similar transaction unless pursuant to the terms of such transaction all of the outstanding shares of Class B common stock of LMI Holdings will be redeemed at the price provided in the articles of incorporation.
     The articles of incorporation also provide that liquidation or dissolution of LMI Holdings requires the affirmative vote of shareholders entitled to cast at least 80% of the votes that all shareholders are entitled to cast, unless such transaction is approved by 66-2/3% of the members of the board of directors.
     We believe that in a merger or other business combination, the effects on our employees and our customers and the communities we serve might not be considered by a tender offeror when merging LMI Holdings into an entity controlled by an offeror as the second part of a two-step acquisition. By requiring approval of a merger or similar transaction by the affirmative vote of shareholders holding 80% or more of the combined voting power of outstanding stock of LMI Holdings, it will be extremely difficult for a group or person owning a substantial block of LMI Holdings stock, after a successful tender or exchange offer, to accomplish a merger or similar transaction without negotiating an agreement acceptable to the board of directors. Accordingly, the board of directors will be able to protect the interests of the remaining shareholders as well as our employees and the customers and communities that we serve. If Board approval is not obtained, the proposed transaction must be on terms sufficiently attractive to obtain approval by a vote of shareholders holding 80% or more of the combined voting power of outstanding LMI Holdings capital stock.
     The 80% approval requirement could result in the Board and management being able to exercise a stronger influence over any proposed takeover by refusing to approve the proposed business combination and obtaining sufficient votes, including votes controlled directly or indirectly by management, to preclude the 80% approval requirement.
     Because this provision will tend to discourage nonnegotiated takeover bids and will encourage other takeover bidders to negotiate with the Board, it also will tend to assist the Board and, therefore, management in retaining their present positions. In addition, if the Board does not grant its prior approval, a takeover bidder may still proceed with a tender offer or other purchases of LMI Holdings stock although any resulting acquisition of LMI Holdings may be more difficult and more expensive. Because of the increased expense and the tendency of this provision to discourage competitive bidders, the price offered to shareholders may be lower than if this provision were not present in the articles of incorporation.

     6. Qualifications for Directors. Our articles of incorporation provide that, unless waived by the board of directors, a person must be a shareholder of LMI Holdings for the lesser of one year or the time that has elapsed since the completion of the conversion, before he or she can be elected to the board of directors. This provision is designed to discourage non-shareholders who are interested in buying a controlling interest in LMI Holdings for the purpose of having themselves elected to the Board, by requiring them to wait for such period before being eligible for election.
     7. Mandatory Tender Offer by 25% Shareholder. Our articles of incorporation require any person or entity that acquires stock of LMI Holdings with a combined voting power of 25% or more of the total voting power of outstanding capital stock, to offer to purchase, for cash, all outstanding shares of LMI Holdings’ voting stock at a price equal to the highest price paid within the preceding twelve months by such person or entity for shares of the respective class or series of LMI Holdings stock. In the event this person or entity did not purchase any shares of a particular class or series of stock within the preceding twelve months, the price per share for such class or series of LMI Holdings stock would be the fair market value of such class or series of stock as of the date on which such person acquires 25% or more of the combined voting power of outstanding LMI Holdings stock. In determining whether any person or entity has acquired 25% or more of the combined voting power, any shares of Class B common stock owned by such person or entity will not be included. Accordingly, this provision will not apply to Griffin MTS.
     The Pennsylvania Business Corporation Law provides that, following any acquisition by a person or group of more than 20% of a publicly-held corporation’s voting stock, the remaining shareholders have the right to receive payment, in cash, for their shares from the acquiror of an amount equal to the fair value of their shares, including a proportionate amount for any control premium. Our articles of incorporation provide that if provisions of the respective articles and the Pennsylvania Business Corporation Law both apply in a given instance, the price per share to be paid will be the higher of the price per share determined under the provision in the articles or under the Pennsylvania Business Corporation Law. Our articles of incorporation also provide that any shares of Class B common stock owned by person or group will be excluded in determining whether this provision of the Pennsylvania Business Corporation Law applies to such person or group.
     Our board of directors believes that any person or entity who acquires control of LMI Holdings in a nonnegotiated manner should be required to offer to purchase all shares of voting stock remaining outstanding after the assumption of control, at a price not less than the amount paid to acquire the control position.
     A number of companies have been the subject of tender offers for, or other acquisitions of, 20% or more of their outstanding shares of common stock. In many cases, such purchases have been followed by mergers in which the tender offeror or other purchaser has paid a lower price for the remaining outstanding shares than the price it paid in acquiring its original interest in the company and has paid in a potentially less desirable form in the merger (often securities of the purchaser that do not have an established trading market at the time of issuance). The statutory right of the remaining shareholders of a company to dissent in connection with certain mergers and receive the fair value of their shares in cash may involve significant expense and uncertainty to dissenting shareholders and may not be meaningful because the appraisal standard to be applied under Pennsylvania law does not take into account any appreciation in the stock price due to the merger. This provision in the articles of incorporation is intended to prevent these potential inequities.
     In many situations, the provision would require that a purchaser pay shareholders a higher price for their shares or structure the transaction differently than might be the case without the provision. Accordingly, we believe that, to the extent a merger were involved as part of a plan to acquire control of LMI Holdings, adoption of the provision would increase the likelihood that a purchaser would negotiate directly with our board of directors. We further believe that our Board is in a better position than our individual shareholders to negotiate effectively on behalf of all shareholders and that the Board is likely to be more knowledgeable than any individual shareholder in assessing the business and prospects of LMI Holdings. Accordingly, we are of the view that negotiations between the board of directors and a would-be purchaser will increase the likelihood that shareholders, as a whole, will receive a higher average price for their shares.
     The provision will tend to discourage any purchaser whose objective is to seek control of LMI Holdings at a relatively low price by offering a lesser value for shares in a subsequent merger than it paid for shares acquired in a tender or exchange offer. The provision also should discourage the accumulation of large blocks of shares of LMI Holdings voting stock, which the board of directors believes to be disruptive to the stability of our vitally important relationships with our employees and customers and the communities that we serve, and which could precipitate a change of control of LMI Holdings on terms unfavorable to the other shareholders.
     Tender offers or other private acquisitions of stock are usually made at prices above the prevailing market price of a company’s stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels that are higher than otherwise would be the case. This provision may discourage any purchases of less than all of the outstanding shares of voting stock of LMI Holdings and may thereby deprive shareholders of an opportunity to sell their stock at a higher market price. Because of having to pay a higher price to other shareholders in a merger, it may become more costly for a purchaser to acquire control of LMI Holdings. Open market acquisitions of stock may be discouraged by the requirement that any premium price paid in connection with such acquisitions could increase the price that must be paid in a subsequent merger. The provision may therefore decrease the likelihood that a tender offer will be made for less than all of the outstanding voting stock of LMI Holdings and, as a result, may adversely affect those shareholders who would desire to participate in such a tender offer.
     8. Prohibition of Shareholders’ Action Without a Meeting and of Shareholders’ Right To Call a Special Meeting. Our articles of incorporation prohibit shareholder action without a meeting (i.e., the written consent procedure is prohibited) and prohibit shareholders from calling a special meeting. Therefore, in order for shareholders to take any action, it will require prior notice, a shareholders’ meeting and a vote of shareholders. Special meetings of shareholders can only be called by the Chief Executive Officer or the board of directors. Therefore, without the cooperation of the Chief Executive Officer or the Board, any shareholder will have to wait until the annual meeting of shareholders to have a proposal submitted to the shareholders for a vote.

     These provisions are intended to provide the board of directors and nonconsenting shareholders with the opportunity to review any proposed action, express their views at the meeting and take any necessary action to protect the interests of our shareholders and LMI Holdings before the action is taken, and to avoid the costs of holding multiple shareholder meetings each year to consider proposals of shareholders. These provisions also will preclude a takeover bidder who acquires a majority of outstanding LMI Holdings stock from completing a merger or other business combination of LMI Holdings without granting the board of directors and the remaining shareholders an opportunity to make their views known and vote at an annual shareholders’ meeting. The delay caused by the necessity for an annual shareholders’ meeting may allow us to take preventive actions, even if you believe such actions are not in the best interests of the shareholders.
     9. Amendment of Articles of Incorporation. The Pennsylvania Business Corporation Law provides that the articles of incorporation of a Pennsylvania business corporation (such as LMI Holdings) may be amended by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote, except as otherwise provided by the corporation’s articles of incorporation. Our articles of incorporation provide that the following provisions of the articles can only be amended by an affirmative vote of shareholders entitled to cast at least 80% of all votes which shareholders are entitled to cast, or by an affirmative vote of 80% of the members of the board of directors and of shareholders entitled to cast at least a majority of all votes which shareholders are entitled to cast:
          • the provisions that require 80% shareholder approval of certain actions,
          • those establishing a classified board of directors,
          • the prohibition on cumulative voting for directors
          • the prohibition on acquiring or voting more than 10% of the voting stock,
          • the prohibition on shareholder action without a meeting,
          • the prohibition on shareholders calling special meetings,
          • the requirement of a 25% shareholder to purchase all remaining shareholders’ stock, and
          • the provisions that no shareholder shall have preemptive rights.
     On other matters, the articles of incorporation can be amended by an affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon at a meeting at which a quorum is present.
     10. Amendment of Bylaws. Generally, our articles of incorporation vest authority to make and amend the Bylaws in the board of directors, acting by a vote of a majority of the entire Board. In addition, except as described below, shareholders may amend the bylaws by an affirmative vote of the holders of 66-2/3% of the outstanding voting stock. However, the provision of the bylaws concerning directors’ liabilities and indemnification of directors, officers and others may not be amended to increase the exposure of directors to liability or decrease the degree of indemnification except by the two-thirds vote of the entire board of directors or 80% of all votes of shareholders entitled to be cast.
     This provision is intended to provide additional continuity and stability in our policies and governance so as to enable us to carry out our long range plans. The provision also is intended to discourage nonnegotiated efforts to acquire LMI Holdings, since a greater percentage of outstanding voting stock will be needed before effective control over its affairs could be exercised. The board of directors will have relatively greater control over the bylaws than the shareholders because, except with respect to the director liability and indemnification provisions, the Board could adopt, alter, amend or repeal the bylaws upon a majority vote by the directors.
Pennsylvania Fiduciary Duty Provisions
     The Pennsylvania Business Corporation Law provides that:
     (a) the board of directors, committees of the board, and directors individually, can consider, in determining whether a certain action is in the best interests of the corporation:
          (2) the effects of any action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located,
          (3) the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation,
          (4) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation, and
          (5) all other pertinent factors;
     (b) the board of directors need not consider the interests of any particular group as dominant or controlling;
     (c) directors, absent any breach of fiduciary duty, bad faith or self-dealing, are presumed to be acting in the best interests in the corporation, including with respect to actions relating to an acquisition or potential acquisition of control, and therefore they need not satisfy any greater obligation or higher burden of proof with respect to such actions;
     (d) actions relating to acquisitions of control that are approved by a majority of disinterested directors are presumed to satisfy the directors’ fiduciary obligations unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and
     (e) the fiduciary duty of directors is solely to the corporation and not its shareholders, and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

     The Pennsylvania Business Corporation Law also explicitly provides that the fiduciary duty of directors does not require directors in exercising their powers vested in them by the corporation to act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.
     One of the effects of these fiduciary duty provisions may be to make it more difficult for a shareholder to successfully challenge the actions of our Board of Directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard under the Pennsylvania Business Corporation Law grants directors the almost unlimited statutory authority to reject or refuse to consider any potential or proposed acquisition of the corporation.
Other Provisions of Pennsylvania Law
     The Pennsylvania Business Corporation Law also contains provisions applicable to us that may have the effect of impeding a change in control. These provisions:
     • prohibit for five years, subject to certain exceptions, a “business combination,” which includes a merger or consolidation of LMI Holdings or a sale, lease or exchange of assets, with a shareholder or group of shareholders beneficially owning 20% or more of a public corporation’s voting power;
     • prevent a shareholder acquiring different levels of voting power (20%, 33% and 50%) from voting any shares in excess of the applicable threshold unless disinterested shareholders approve such voting rights; and
     • require any person or group that publicly announces that it may acquire control of LMI Holdings, or that acquires or publicly discloses an intent to acquire 20% or more of the voting power of LMI Holdings, to disgorge to LMI Holdings any profits it receives from sales of LMI Holdings’ equity securities, where the sale is made within 18 months of the announcement of its intention to acquire control or its acquisition of control; and where the shares sold were purchased within 24 months before it announced its intention to acquire control or acquired control or were purchased up to 18 months after such period.
DESCRIPTION OF THE CAPITAL STOCK
General
     LMI Holdings is authorized to issue 20,000,000 shares of common stock, $0.01 par value, consisting of 15,000,000 shares of Class A common stock and 5,000,000 shares of Class B common stock, and 5,000,000 shares of preferred stock. In the conversion, we expect LMI Holdings to issue between 1,020,000 and 1,588,889 shares of common stock. No shares of preferred stock will be issued in connection with the conversion.

Common Stock
     Voting Rights. The holders of common stock will possess exclusive voting rights in LMI Holdings, except if and to the extent shares of preferred stock issued in the future have voting rights. Except for the limitation on the right of a person or group acting in concert to vote shares with voting power in excess of 10% each holder of shares of common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of common stock. See “Certain Restrictions on Acquisition of LMI Holdings—Antitakeover Provisions of Our Articles of Incorporation and Bylaws.” Shareholders are not entitled to cumulate their votes for election of directors.
     Holders of the Class B common stock are entitled to nominate and elect one director. In addition, during the period prior to the fourth anniversary of the effective date of the conversion, the affirmative vote of holders of at least 50% of the outstanding shares of Class B common stock is required to approve any merger, consolidation or share exchange involving LMI Holdings, any sale lease or transfer of all or substantially all of the assets of LMI Holdings, or any similar transaction. See “Certain Restrictions on Acquisition of LMI Holdings—Antitakeover Provisions of Our Articles of Incorporation and Bylaws.”
     Dividends. Under the Pennsylvania Business Corporation Law, we may only pay dividends if solvent and if payment of such dividend would not render us insolvent. Funds for dividend distribution initially must come from either proceeds of this offering retained by LMI Holdings or dividends paid to LMI Holdings by Lebanon Mutual. Therefore, the restrictions on Lebanon Mutual’s ability to pay dividends affect our ability to pay dividends. See “Business—Regulation.”
     Griffin MTS has the right to request that LMI Holdings redeem all of the shares of Class B common stock at any time after the first anniversary of the effective date of the conversion and prior to the fourth anniversary of the effective date of the conversion. If any such request is made and LMI Holdings fails to redeem all of the outstanding shares of Class B common stock for any reason, then dividends will begin to accrue on the Class B common stock from the date the request to redeem the Class B common stock is made at an annual rate of $0.50 per share. Such dividends will accumulate if they are not paid, whether or not such dividends are declared by the Board of Directors. The redemption price for each share of Class B common stock is equal to $12.50 plus all accrued and unpaid dividends on such share to the date of redemption. LMI Holdings may not pay dividends on the Class A common stock until all accrued and unpaid dividends on the Class B common stock have been paid in full. Upon payment in full of all accrued and unpaid dividends on the Class B common stock, the shares of Class B common stock shall be entitled to share equally in all dividends paid on the shares of Class A common stock.
     We presently intend to retain earnings to support our growth and, to the extent necessary, to pay any dividends on and the redemption price of the shares of the Class B common stock. Accordingly, we do not currently anticipate paying cash dividends to holders of our Class A common stock for the foreseeable future.

     Transfer. Shares of common stock are freely transferable except for shares that are held by affiliates. Shares issued to directors and officers of Lebanon Mutual or of LMI Holdings in the conversion will be restricted as to transfer for a period of one year from the effective date of the conversion. Shares held by affiliates must be transferred in accordance with the requirements of Rule 144 of the Securities Act of 1933.
     Any shares of Class B common stock that are transferred will automatically convert into shares of Class A common stock and any obligation of LMI Holdings to pay any accumulated and unpaid dividends on such shares of Class B common stock will terminate.
     Liquidation. In the event of any liquidation, dissolution or winding up of Lebanon Mutual, LMI Holdings, as holder of all of the capital stock of Lebanon Mutual, would be entitled to receive all assets of Lebanon Mutual after payment of all debts and liabilities of Lebanon Mutual. In the event of a liquidation, dissolution or winding up of LMI Holdings, each holder of shares of common stock would be entitled to receive, after payment of all debts and liabilities of LMI Holdings and any accumulated and unpaid dividends on any outstanding shares of Class B common stock, a pro rata portion of all assets of LMI Holdings available for distribution to holders of common stock. If any preferred stock is issued, the holders thereof are likely to have a priority in liquidation or dissolution over the holders of the common stock.
     Other Characteristics. Holders of the common stock will not have preemptive rights with respect to any additional shares of common stock that may be issued. The common stock is not subject to call for redemption, and the outstanding shares of common stock, when issued and upon our receipt of their full purchase price, will be fully paid and nonassessable.
Preferred Stock
     None of the 5,000,000 authorized shares of preferred stock of LMI Holdings will be issued in the conversion. The Board of Directors is authorized, without shareholder approval, to issue preferred stock or rights to acquire preferred stock, and to fix and state the par value, voting powers, number, designations, preferences or other special rights of such shares or rights, and the qualifications, limitations and restrictions applicable to any such series of preferred stock. The preferred stock may rank prior to the common stock as to dividend rights or liquidation preferences, or both, and may have full or limited voting rights. The Board of Directors has no present intention to issue any of the preferred stock.
TRANSFER AGENT AND REGISTRAR
     The transfer agent and registrar for the common stock is                                         .
LEGAL MATTERS
     The legality of the common stock will be passed upon for LMI Holdings by Stevens & Lee, Valley Forge, Pennsylvania. Certain legal matters will be passed upon for Stifel Nicolaus by Rhoads & Sinon LLP, Harrisburg, Pennsylvania.

EXPERTS
     The financial statements of Lebanon Mutual as of December 31, 2007 and 2006, and for each of the years then ended, have been included herein in reliance upon the report of Beard Miller Company LLP, an independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.
     Feldman Financial has consented to the publication in this document of the summary of its report to Lebanon Mutual setting forth its opinion as to the estimated pro forma market value of our common stock to be outstanding upon completion of the conversion and its opinion with respect to subscription rights.
ADDITIONAL INFORMATION
     We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the shares of our common stock offered in this document. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the Registration Statement. Such information can be examined without charge at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The public may obtain more information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement also is available through the SEC’s world wide web site on the internet at http://www.sec.gov. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are, of necessity, brief descriptions thereof and are not necessarily complete.
     Lebanon Mutual has filed an application for conversion with the Department with respect to the conversion. We have also filed an application with the Department for approval to acquire Lebanon Mutual, and Griffin MTS has filed an application with the Department for approval to acquire up to 35% of our outstanding common stock. This prospectus omits certain information contained in those applications. The applications may be examined at the principal office of the Department at 1326 Strawberry Square, Harrisburg, Pennsylvania 17120. In addition, copies of the Plan of Conversion, as well as other information concerning Lebanon Mutual, can be found on our Internet web site at http://www.lebins.com. We do not intend for the information contained on this website to be part of this prospectus.
     In connection with the conversion, we will register our common stock with the SEC under Section 12(g) of the Securities Exchange Act of 1934, and, upon such registration, we and the holders of our stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and shareholders with 10% or more of the voting power, the annual and periodic reporting requirements and certain other requirements of the Securities Exchange Act of 1934.

Report of Independent Registered Public Accounting Firm
To the Board of Directors
Lebanon Mutual Insurance Company
Cleona, Pennsylvania
     We have audited the accompanying balance sheets of Lebanon Mutual Insurance Company (the Company) as of December 31, 2007 and 2006, and the related statements of operations and comprehensive income, equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lebanon Mutual Insurance Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP
Beard Miller Company LLP
Harrisburg, Pennsylvania
April 16, 2008

Lebanon Mutual Insurance Company

Balance Sheets
December 31, 2007 and 2006

	2007	2006
Assets

Investments:
Debt securities (amortized cost, 2007 $16,010,819; 2006 $15,113,604)	$15,979,094	$14,881,156
Equity securities (cost, 2007 $5,250; 2006 $5,256)	361,243	430,031
Convertible securities (cost, 2007 $4,626,004; 2006 $4,559,865)	4,683,017	5,243,571

	21,023,354	20,554,758

Cash and cash equivalents	194,598	1,181,580
Premiums receivable	2,246,102	2,193,134
Reinsurance receivable and recoverable	1,838,576	3,735,241
Deferred acquisition costs	1,356,000	1,369,000
Deferred income taxes	54,949	—
Accrued investment income	162,916	159,468
Property and equipment, cost less accumulated depreciation	457,962	607,794
Other assets	466,360	286,950

Total Assets	$27,800,817	$30,087,925

Liabilities and Equity

Liabilities

Unpaid losses and loss adjustment expenses	$6,644,954	$9,095,895
Unearned premiums	6,610,019	7,074,418
Advance premiums	148,955	205,770
Reinsurance premiums payable	—	68,878
Accounts payable and accrued expenses	744,956	699,366
Deferred income taxes	—	131,941
Other liabilities	577,846	407,629

Total Liabilities	14,726,730	17,683,897

Equity

Retained earnings	12,860,070	12,277,092
Accumulated other comprehensive income	214,017	126,936

Total Equity	13,074,087	12,404,028

Total Liabilities and Equity	$27,800,817	$30,087,925

Lebanon Mutual Insurance Company

Statements of Operations and Comprehensive Income
Years Ended December 31, 2007 and 2006

	2007	2006

Revenues

Net premiums earned	$9,883,459	$10,450,685
Net investment income	580,868	673,399
Net realized investment gains	54,593	610,342
Other revenues	92,534	65,468

Total Revenues	10,611,454	11,799,894

Losses and Expenses

Losses and loss adjustment expenses	5,776,579	6,029,666
Salaries and benefits	1,247,864	1,220,018
Commissions	1,601,137	1,740,007
Other operating expenses	1,176,233	1,137,768

Total Losses and Expenses	9,801,813	10,127,459

Income before Provision for Income Taxes	809,641	1,672,435

Provision for Income Taxes	226,663	526,746

Net Income	582,978	1,145,689

Other Comprehensive Income (Loss)

Unrealized holding gain (loss) on securities arising during the period, net of deferred income tax benefit of $276,497 and $33,750	536,730	(65,514)
Reclassification adjustment for net realized (gains) losses included in net income, net of deferred income tax (expense) benefit of (231,637) and $23,320	(449,649)	45,267

Other Comprehensive Income (Loss)	87,081	(20,247)

Total Comprehensive Income	$670,059	$1,125,442

See notes to financial statements.

Lebanon Mutual Insurance Company

Statements of Equity
Years Ended December 31, 2007 and 2006

		Accumulated
		Other
	Retained	Comprehensive
	Earnings	Income	Total

Balance — December 31, 2005	$11,093,239	$185,347	$11,278,586

Cumulative effect of change in accounting principle, net of income taxes	38,164	(38,164)	—
Net income	1,145,689	—	1,145,689
Other comprehensive loss	—	(20,247)	(20,247)

Balance — December 31, 2006	12,277,092	126,936	12,404,028

Net income	582,978	—	582,978
Other comprehensive income	—	87,081	87,081

Balance — December 31, 2007	$12,860,070	$214,017	$13,074,087

See notes to financial statements.

Lebanon Mutual Insurance Company

Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities

Net income	$582,978	$1,145,689
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	198,797	169,818
Net amortization of bond premium	122,810	178,848
Net realized investment gains	(54,593)	(610,342)
Deferred income taxes	(231,750)	191,761
Proceeds from sales of convertible securities	3,501,637	1,541,454
Change in assets and liabilities:
Premiums receivable	(52,968)	(5,311)
Reinsurance receivable and recoverable	1,896,665	(77,214)
Deferred acquisition costs	13,000	75,000
Accrued investment income	(3,448)	10,814
Other assets	(179,410)	42,807
Unpaid losses and loss adjustment expenses	(2,450,941)	(313,124)
Unearned premiums	(464,399)	(264,648)
Advance premiums	(56,815)	27,064
Reinsurance premiums payable	(68,878)	233,869
Accounts payable and accrued expenses	45,590	(85,466)
Other liabilities	170,217	(36,804)

Net Cash Provided by Operating Activities	2,968,492	2,224,215

Cash Flows from Investing Activities

Proceeds from:
Sales of debt securities	760,479	1,452,460
Maturities of debt securities	1,876,019	1,976,096
Sales of equity securities	59,519	232,162
Sales of property and equipment	50,183	6,539
Purchases of:
Debt securities	(6,175,280)	(4,429,174)
Equity securities	(427,929)	(206,620)
Property and equipment	(98,465)	(457,149)

Net Cash Used in Investing Activities	(3,955,474)	(1,425,686)

Net Increase (Decrease) in Cash and Cash Equivalents	(986,982)	798,529

Cash and Cash Equivalents — Beginning of Year	1,181,580	383,051

Cash and Cash Equivalents — End of Year	$194,598	$1,181,580

Supplemental Cash Flow Information

Income taxes paid	$573,800	$362,051

See notes to financial statements.

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 1 — Description of Business
Lebanon Mutual Insurance Company (the Company) writes property and liability insurance exclusively in the Commonwealth of Pennsylvania. Products are offered through independent insurance agents, none of which individually represent a significant portion of the Company’s business. A majority of policies are written on a direct bill basis.
Note 2 — Summary of Significant Accounting Policies and Procedures
Principles of Accounting
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The most significant estimates in the financial statements include unpaid losses and loss adjustment expenses, earned but unbilled premium, current and deferred income taxes and the consideration of securities for other than temporary impairment. Actual results could differ from those estimates.
Financial Instruments with Concentration of Credit Risk
Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of debt securities, cash and cash equivalents, premiums receivable and reinsurance receivable.
The Company maintains bank deposit accounts that, at times, may exceed the federally insured limits. The Company has not experienced any losses from bank accounts.
Insureds primarily consist of individuals and commercial businesses. No one insured accounted for a significant amount of accounts receivable at December 31, 2007 and 2006.
As of December 31, 2007 and 2006, the Company had unsecured reinsurance balances of approximately $1,863,000 and $3,816,000, respectively, for paid and unpaid losses and loss adjustment expenses and unearned premiums due from reinsurers. The significant portion of these reinsurance receivables and recoverables are due from one reinsurer which has an A. M. Best rating of A.
Investments
The Company classifies its investments in equity securities that have readily determinable fair values and all debt securities as available for sale at quoted market prices. Accordingly, available for sale investments are reported at fair value, with unrealized gains or losses reported as accumulated other comprehensive income, net of deferred income tax.
As of December 31, 2007 and 2006, convertible securities are valued at fair value based on quoted market prices. Changes in the estimated fair value of convertible securities are reported as realized gains or losses in the statements of operations and comprehensive income. Management has elected this method of reporting convertible securities because it believes it most accurately reflects the fair value of each individual security as opposed to a theoretical bifurcation and separate accounting of such securities.

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 2 — Summary of Significant Accounting Policies and Procedures (Continued)
Investments (Continued)
Premiums or discounts are amortized using the effective interest method. Realized gains and losses, determined using the specific identification method, are reflected in income in the period in which the sale transaction occurs. For all securities that are in an unrealized loss position for an extended period of time and for all securities whose fair value is significantly below amortized cost, the Company performs an evaluation of the specific events attributable to the decline in fair value of the security. The Company considers the length of time and extent to which the security’s fair value has been below cost as well as the general market conditions, industry characteristics and the fundamental operating results of the issuer to determine if the decline is other than temporary. The Company also considers as part of the evaluation its intent and ability to hold the security until its fair value has recovered to a level at least equal to the amortized cost. When the Company determines that a security’s unrealized loss is other than temporary, a realized loss is recognized in the period in which the decline in fair value is determined to be other than temporary. The write-downs are measured based on fair values.
Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and short-term investments which, when purchased, are due to mature in three months or less.
Premiums Receivable and Reinsurance Receivables and Recoverables
Premiums receivable and reinsurance receivables and recoverables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the premiums receivable or reinsurance receivables and recoverables.
Deferred Acquisition Costs
Deferred acquisition costs, consisting primarily of commissions, premium taxes and certain other costs directly related to the issuance of new or renewal business, are deferred and amortized over the period in which premiums are earned. Anticipated losses and loss adjustment expenses, expenses for maintenance of policies in force and anticipated investment income are considered in the determination of the recoverability of deferred acquisition costs. To the extent that acquisition costs are not recoverable, the difference is charged to net income in the period identified.
Property and Equipment
Property and equipment are recorded at cost. Maintenance, repairs and minor renewals are charged to expense as incurred while expenditures which substantially increase the useful life of the asset are capitalized. Depreciation is provided for by using the straight-line method for financial reporting over the estimated useful lives of the assets.

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 2 — Summary of Significant Accounting Policies and Procedures (Continued)
Liabilities for Losses and Loss Adjustment Expenses
The liabilities for losses and loss adjustment expenses have been established on the basis of actuarial assumptions and management judgments. Projections of future ultimate losses and loss expenses are inherently uncertain because of the random nature of claims occurrences. They are also dependent upon future contingent events and are affected by economic, legal, political and social factors.
The liability for unpaid losses includes the net amount for losses, after deducting anticipated salvage and subrogation, which have been reported to the Company and are unpaid at statement date, as well as provision for losses incurred but not reported at statement date.
Management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate to cover the ultimate net cost of losses and related losses to date, but these liabilities are necessarily based on estimates, and the amount ultimately paid may vary significantly from such estimates. Those estimates are subject to the effects of trends in loss severity and frequency. These liabilities are subject to continuing review by management and changes in estimates are reflected in earnings currently.
Reinsurance
In the ordinary course of business, the Company seeks to limit its exposure to loss on individual claims and from the effects of catastrophes by entering into reinsurance contracts with other insurance companies. Amounts recoverable from reinsurers are estimated in a manner consistent with the related losses associated with the reinsured policy and in accordance with the terms of the reinsurance agreement.
Reinsurance premiums are recognized in a manner consistent with the underlying policies.
Premium Revenue Recognition and Unearned Premiums
Premiums are recorded as billed and recognized as income earned over the terms of the policies. Unearned premiums are calculated generally using the daily pro rata method and include amounts received related to reinsurance assumed.
Deferred Income Taxes
Deferred income tax assets and liabilities are established for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.
Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities such as unrealized gains and losses on available for sale securities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 2 — Summary of Significant Accounting Policies and Procedures (Continued)
Fair Value and Financial Instruments
As of December 31, 2007 and 2006, the carrying amounts for the Company’s financial instruments approximated their estimated fair value. The Company measures the fair value of investments available for sale based upon quoted market prices or by obtaining quotes from dealers. The carrying amount of premiums and reinsurance receivables and accounts payable reported in the balance sheets approximate their fair values. Certain financial instruments, specifically amounts relating to insurance and reinsurance contracts, are excluded from this disclosure (see Note 3 for fair value of securities).
Recent Accounting Pronouncements
In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amended FASB Statement No. 133 and FASB Statement No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 was effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that began after September 15, 2006. The Company adopted the provisions of this pronouncement on January 1, 2006. Gross unrealized gains and gross unrealized losses of the bond portion of the convertible securities as of January 1, 2006 were $204,123 and $146,297, respectively. The cumulative effect of the change in accounting principle, net of income taxes was to increase retained earnings and to decrease comprehensive income by $38,164, as of January 1, 2006.
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. In February 2008, the FASB issued FASB Staff Position No. FIN 48-2, which defers the effective date of this pronouncement for fiscal years beginning after December 15, 2007 for non-public companies, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Public companies are not eligible for this deferral. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 2 — Summary of Significant Accounting Policies and Procedures (Continued)
Recent Accounting Pronouncements (Continued)
In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about assets and liabilities measured at fair value. FASB Statement 157 does not change existing guidance as to whether or not an asset or liability is carried at fair value. The new standard provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The standard eliminates large position discounts for financial instruments quoted in active markets, requires costs related to acquiring financial instruments at fair value to be included in earnings as incurred and requires that an issuer’s credit standing be considered when measuring liabilities at fair value. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company is currently evaluating the potential impact the new pronouncement will have on its financial statements. In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, “Effective Date of FASB Statement No. 157,” that permits a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement No. 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applies Statement No. 157 in interim or annual financial statements. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-2 will have on the Company’s financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115.” SFAS No. 159 permits certain financial assets and financial liabilities to be measured at fair value, using an instrument-by-instrument election. The initial effect of adopting SFAS No. 159 must be accounted for as a cumulative-effect adjustment to opening retained earnings for the year in which SFAS No. 159 is applied. Retrospective application of SFAS No. 159 to years preceding the effective date is not permitted. The Company is currently evaluating the potential impact the new pronouncement will have on its financial statements.
In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations.” This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance is effective for fiscal years beginning after December 15, 2008.

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 3 — Investment Securities
The cost or amortized cost and estimated fair values of the following investments at December 31, 2007 and 2006 are as follows:

	2007
	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Debt securities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$201,574	$1,986	$—	$203,560
States, territories and possessions	1,182,196	3,846	5,284	1,180,758
Special revenue	2,980,930	8,184	13,999	2,975,115
Public utilities	73,283	517	—	73,800
Industrial and miscellaneous	3,327,706	19,926	32,375	3,315,257
Mortgage-backed securities	8,245,130	37,964	52,490	8,230,604

Total Debt Securities	16,010,819	72,423	104,148	15,979,094

Equity securities	5,250	355,993	—	361,243
Convertible securities	4,626,004	346,416	289,403	4,683,017

	$20,642,073	$774,832	$393,551	$21,023,354

	2006

Debt securities:
States, territories and possessions	$1,062,456	$—	$16,775	$1,045,681
Special revenue	3,315,473	390	57,901	3,257,962
Public utilities	172,795	9,610	983	181,422
Industrial and miscellaneous	2,977,620	11,685	31,337	2,957,968
Mortgage-backed securities	7,585,260	2,758	149,895	7,438,123

Total Debt Securities	15,113,604	24,443	256,891	14,881,156

Equity securities	5,256	424,775	—	430,031
Convertible securities	4,559,865	710,226	26,520	5,243,571

	$19,678,725	$1,159,444	$283,411	$20,554,758

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 3 — Investment Securities (Continued)
The amortized cost and fair value of debt securities and convertible securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or
	Amortized	Fair
	Cost	Value

Due in one year or less	$704,107	$702,415
Due after one year through five years	5,152,035	5,173,904
Due after five years through ten years	1,912,701	1,987,733
Due after ten years	4,622,850	4,567,455
Mortgage-backed securities	8,245,130	8,230,604

	$20,636,823	$20,662,111

The gross unrealized losses and fair value, aggregated by investment category and length of time that individual debt securities have been in continuous unrealized loss position, at December 31, 2007 and 2006 are as follows:

	2007
	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Debt securities:
States, territories and possessions	$—	$—	$211,600	$5,284	$211,600	$5,284
Special revenue	—	—	1,559,669	13,999	1,559,669	13,999
Industrial and miscellaneous	476,393	12,564	1,171,039	19,811	1,647,432	32,375
Mortgage-backed securities	167,331	1,199	4,258,864	51,291	4,426,195	52,490

Total Debt Securities	$643,724	$13,763	$7,201,172	$90,385	$7,844,896	$104,148

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 3 — Investment Securities (Continued)
At December 31, 2007, the Company held 54 securities with gross unrealized losses totaling $104,148. The Company has the ability and intent to hold these securities to market recovery or maturity. The Company maintains an investment portfolio consisting of highly rated fixed income securities, convertible bonds and preferred stocks. In every instance, except one security for which other-than-temporary impairment was recorded, the Company expects a full recovery of cost where securities are trading below cost. The Company’s exposure to residential mortgage-backed securities collateralized by sub-prime and alternative mortgages is limited to one security of this type as of December 31, 2007, and is an “AAA” rated bond which matured in February 2008. Included in realized losses for 2007 was an impairment loss of $35,475. The impairment loss of $35,475 for 2007 was related to a security issued by a national provider of mortgage loans. The write-down was measured based on public market prices at the time the Company determined the decline in value was other than temporary.

	2006
	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Debt securities:
States, territories and possessions	$477,206	$1,208	$568,475	$15,567	$1,045,681	$16,775
Special revenue	156,525	557	2,880,277	57,344	3,036,802	57,901
Public utilities	—	—	71,813	983	71,813	983
Industrial and miscellaneous	1,826,838	28,622	568,785	2,715	2,395,623	31,337
Mortgage-backed securities	930,965	6,224	6,107,522	143,671	7,038,487	149,895

Total Debt Securities	$3,391,534	$36,611	$10,196,872	$220,280	$13,588,406	$256,891

At December 31, 2006, the Company held securities with gross unrealized losses totaling $256,891. The Company has the ability to hold these securities until market recovery or maturity. The Company has performed other than temporary impairment analysis on all securities scheduled above and in every instance the Company expects full recovery of cost where securities are trading below cost.
Proceeds from the sale or maturities of debt securities totaled $2,636,498 and $3,428,556 for the years ended December 31, 2007 and 2006, respectively. Gross realized gains on sale of debt securities totaled $9,241 and $1,699 for the years ended December 31, 2007 and 2006, respectively. Gross realized losses on sale of debt securities totaled $8,221 and $47,481 for the years ended December 31, 2007 and 2006, respectively.
Proceeds from the sale of equity securities totaled $59,519 and $232,162 for the years ended December 31, 2007 and 2006, respectively. Gross realized gains on sale of equity securities totaled $-0- for the years ended December 31, 2007 and 2006, respectively. Gross realized losses on sale of equity securities totaled $7,828 and $-0- for the years ended December 31, 2007 and 2006, respectively.

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 3 — Investment Securities (Continued)
Proceeds from the sale of convertible securities totaled $3,501,637 and $1,541,454 for the years ended December 31, 2007 and 2006, respectively. Gross realized gains on sale of convertible securities totaled $763,799 and $249,430 for the years ended December 31, 2007 and 2006, respectively. Gross realized losses on sale of convertible equity totaled $40,230 and $135,061 for the years ended December 31, 2007 and 2006, respectively.
For the years ended December 31, 2007 and 2006, the change in the estimated fair value of convertible securities included in net realized investment gain in the statements of operations and comprehensive income totaled ($626,693) and $541,755, respectively.
The components of investment income for the years ending December 31 are as follows:

	2007	2006

Debt securities	$742,348	$685,256
Equity securities	47,069	175,137
Cash and cash equivalents	45,435	42,415
Other	3,071	894

Investment income	837,923	903,702
Investment expense	257,055	230,303

Net Investment Income	$580,868	$673,399

A bond having an amortized cost of $108,442 at December 31, 2007 has been deposited with the Insurance Department of the Commonwealth of Pennsylvania as required by law.
Note 4 — Deferred Acquisition Costs
Changes in deferred acquisition costs are as follows:

	2007	2006

Balance, beginning of year	$1,369,000	$1,444,000

Acquisition costs deferred	2,857,000	2,834,000
Amortization charged to earnings	2,870,000	2,909,000

Balance, end of year	$1,356,000	$1,369,000

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 5 — Property and Equipment
The following is a schedule of property and equipment at December 31, 2007 and 2006:

			Depreciable
	2007	2006	Lives

Land	$98,308	$148,668
Building and improvements	623,545	614,655	5 to 33 years
Furniture and equipment	392,634	394,701	3 to 7 years
Data processing equipment	2,077,514	2,051,929	3 years
Automobiles	57,873	62,917	5 years

	3,249,874	3,272,870

Accumulated depreciation	(2,791,912)	(2,665,076)

	$457,962	$607,794

Depreciation expense amounted to $198,797 and $169,818 for 2007 and 2006, respectively.
Note 6 — Losses and Loss Adjustment Expenses (LAE)
Activity in the liabilities for losses and loss adjustment expenses is summarized as follows:

	2007	2006

Balance — January 1	$9,095,895	$9,409,019
Less reinsurance recoverable	3,704,671	3,597,631

Net Balance, January 1	5,391,224	5,811,388

Losses and LAE incurred, net:
Current year	5,714,671	6,658,683
Prior years	61,908	(629,017)

Total Losses and LAE Incurred, Net	5,776,579	6,029,666

Losses and LAE paid, net:
Current year	3,663,537	4,152,962
Prior years	2,639,186	2,296,868

Total Losses and LAE Paid, Net	6,302,723	6,449,830

Net balance, December 31	4,865,080	5,391,224
Reinsurance recoverable	1,779,874	3,704,671

Balance — December 31	$6,644,954	$9,095,895

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 6 — Losses and Loss Adjustment Expenses (Continued)
As a result of changes in estimates for anticipated losses and loss adjustment expenses related to insured events of prior years, the liabilities for losses and loss adjustment expenses changed by $61,908 and $(629,017) in 2007 and 2006, respectively. The favorable loss and loss adjustment expense development in 2006 was primarily attributable to decreased frequency and severity of losses in both the commercial lines and personal lines segments and decreased exposure due to termination of approximately 20% of agency force, along with non-renewal of many poor performing accounts.
Unpaid losses and LAE reflect management’s best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events which have occurred, including events that have not been reported to the Company. As part of the process for determining the Company’s unpaid losses and LAE, various actuarial models are used that analyze historical data and consider the impact of current developments and trends, such as trends in claims severity and frequency and claims settlement trends. Also considered are legal developments, regulatory trends, legislative developments, changes in social attitudes and economic conditions.
Management believes that its unpaid losses and LAE are fairly stated at December 31, 2007. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates, assumptions and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legal and legislative developments, judicial theories of liability, the impact of regulatory trends on benefit levels for both medical and indemnity payments, changes in social attitudes and economic conditions, the estimates are revised accordingly. If the Company’s ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at December 31, 2007, then the related adjustments could have a material adverse impact on the Company’s financial condition, results of operations and liquidity.
Note 7 — Line of Credit
The Company maintains a line of credit with a bank in the amount of $300,000, which bears interest based upon the lender’s commercial prime rate plus 1.0%. No amounts were borrowed during 2007 and 2006.
Note 8 — Reinsurance
In the ordinary course of business, the Company seeks to limit its exposure to loss on individual claims and from the effects of catastrophes by entering into reinsurance contracts with other insurance companies. Reinsurance is ceded principally on an excess basis with the Company’s retention generally at $90,000 per occurrence for property business and $115,000 per occurrence ($150,000 as of January 2008) for casualty business. Insurance ceded by the Company does not relieve it from its obligations to policyholders.
The Company assumed no premiums or losses under reinsurance agreements for the years ended December 31, 2007 and 2006.

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 8 — Reinsurance (Continued)
The effect of reinsurance on premiums written and earned for 2007 and 2006 is as follows:

	2007		2006
	Written	Earned	Written	Earned

Direct	$13,642,319	$14,106,718	$14,583,060	$14,847,708
Ceded	4,023,950	4,223,259	4,420,048	4,397,023

	$9,618,369	$9,883,459	$10,163,012	$10,450,685

Losses and loss adjustment expenses are net of reinsurance recoveries of $1,779,874 in 2007 and $3,704,671 in 2006.
Note 9 — Income Taxes
The components of federal income tax expense (benefit) were:

	2007	2006

Current	$458,413	$334,985
Deferred	(231,750)	191,761

	$226,663	$526,746

A reconciliation of the expected provision for federal income taxes at the statutory rate of 34% to the actual provision for federal income taxes is presented below:

	2007	2006

Provision for federal income taxes at the statutory rate	$275,278	$568,628
Dividends received deduction	(9,628)	(33,612)
Tax-exempt interest	(26,010)	(17,731)
Other	(12,977)	9,461

	$226,663	$526,746

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 9 — Income Taxes (Continued)
The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are as follows:

	2007	2006

Deferred tax assets:
Unearned premiums	$441,083	$475,635
Loss and loss adjustment expense discounting	172,501	194,699
Depreciation	20,390	47,376
Premiums receivable allowance for bad debts	4,420	4,080
Other	13,988	—

Total Deferred Tax Assets	652,382	721,790

Deferred tax liabilities:
Deferred acquisition costs	461,040	465,460
Net unrealized gain on investment securities	110,251	65,391
Net unrealized gain on convertible securities	19,384	232,460
Salvage and subrogation	6,758	6,887
Reinsurance ceded premium payable	—	83,533

Total Deferred Tax Liabilities	597,433	853,731

Net Deferred Tax Asset (Liability)	$54,949	$(131,941)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets at December 31, 2007.
Note 10 — Retirement Plans
The Company maintains a 401(k) retirement plan for eligible employees whereby the Company matches 100% of employees’ contributions up to 5% of salary. Company contributions to the plan amounted to $50,901 and $49,307 in 2007 and 2006, respectively.

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 11 — Statutory Financial Information
These financial statements vary in certain respects from financial statements prepared using statutory accounting practices (SAP) that are prescribed or permitted by the Pennsylvania Insurance Department. Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of NAIC publications. Permitted SAP encompasses all accounting practices that are not prescribed. The Codification of Statutory Accounting Principles guidance is the NAIC’s primary guidance on statutory accounting. The principal differences between GAAP and SAP are in the treatment of acquisition expenses, reinsurance, deferred income taxes, property and equipment and investments.
The Company’s SAP policyholders’ surplus as of December 31, 2007 and 2006 was $11,564,376 and $10,808,949, respectively. The Company’s SAP net income for the years ended December 31, 2007 and 2006 was $1,265,621 and $1,091,650, respectively.
Note 12 — Contingencies
Risk-based capital is designed to measure the acceptable amount of capital an insurer should have based on the inherent risks of the insurer’s business. Insurers failing to meet adequate capital levels may be subject to insurance department scrutiny and ultimately rehabilitation or liquidation. Based on established standards, the Company maintained statutory surplus in excess of minimum prescribed risk-based capital requirements at December 31, 2007 and 2006.
The Company is continuously involved in numerous lawsuits arising, for the most part, in the ordinary course of business, either as a liability insurer defending third-party claims brought against its insureds, or as an insurer defending coverage claims brought against it by its policyholders or other insurers. While the outcome of all litigation involving the Company, including insurance-related litigation, cannot be determined, such litigation is not expected to result in losses that differ from recorded reserves by amounts that would be material to the Company’s financial condition, results of operations or liquidity. In addition, reinsurance recoveries related to claims in litigation are not expected to result in recoveries that differ from recorded receivables by amounts that would be material to the Company’s financial condition, results of operations or liquidity.
Note 13 — Plan of Demutualization
On December 17, 2007, the Company’s Board of Directors approved a Plan of Conversion from Mutual to Stock Organization (the Plan). Under the terms of the Plan, the Company will convert from a Pennsylvania mutual insurance company to a Pennsylvania stock insurance company and become a wholly-owned subsidiary of a newly formed holding company, LMI Holdings, Inc. (LMIH). As part of the conversion, LMIH will offer its shares of common stock to the Company’s eligible members through a subscription offering. Any shares of common stock remaining after the subscription offering will be offered in a community offering. Eligible members are those businesses or persons that owned an insurance policy issued by the Company that was in force on December 19, 2007. The plan of conversion from a mutual to a stock company was filed with the Pennsylvania Insurance Department on March 18, 2008 and is subject to Pennsylvania Insurance Department approval. The plan of conversion must also be approved by an “affirmative vote” of at least two-thirds of the votes cast at a special meeting of the Company’s eligible members.

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 14 — Segment Information
The Company has two segments, commercial lines and personal lines. Using independent agents, the Company markets commercial lines to small and medium-sized businesses and personal lines to individuals. Assets are not allocated to the commercial and personal lines, and are reviewed in total by management for the purpose of decision making.
Segment information for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006

Revenues
Net premiums earned:
Commercial lines	$6,721,837	$6,876,312
Personal lines	3,161,622	3,574,373

Total Net Premiums Earned	9,883,459	10,450,685

Expenses
Losses and loss adjustment expenses:
Commercial lines	3,631,427	3,179,872
Personal lines	2,145,152	2,849,794

Total Losses and Loss Adjustment Expenses	5,776,579	6,029,666

Other underwriting expenses:
Commercial lines	2,726,125	2,753,983
Personal lines	1,299,109	1,343,810

Total Other Underwriting Expenses	4,025,234	4,097,793

Total Losses and Expenses	9,801,813	10,127,459

Underwriting Gain (Loss)
Commercial lines	364,285	942,457
Personal lines	(282,639)	(619,231)

Total Other Underwriting Gain	81,646	323,226

Net investment income	580,868	673,399
Realized investment gains	54,593	610,342
Other revenues	92,534	65,468

Income Before Income Taxes	$809,641	$1,672,435

Lebanon Mutual Insurance Company

Notes to Financial Statements
December 31, 2007 and 2006
Note 15 — Quarterly Financial Data (Unaudited)

	Three Months Ended
	March 30	June 30	September 30	December 31

2007
Total revenues	$2,775,678	$2,827,806	$2,795,551	$2,212,419
Income (loss) before income taxes	345,009	322,322	482,015	(339,705)
Net income (loss)	239,145	228,124	341,399	(225,690)

2006
Total revenues	$2,863,203	$2,740,973	$3,124,631	$3,071,087
Income before income taxes	202,082	57,336	706,863	706,154
Net income	138,587	39,275	484,201	483,626

LMI HOLDINGS, INC.
(PROPOSED HOLDING COMPANY FOR LEBANON MUTUAL INSURANCE COMPANY)
UP TO 1,588,889 SHARES COMMON STOCK
—— PROSPECTUS ——
STIFEL NICOLAUS & COMPANY, INC.
                    , 2008
Until                     , 2008, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
     The following table sets forth the costs and expenses payable by us in connection with the registration of our common stock hereunder. All amounts are estimated, except for the SEC registration fee and the CUSIP assignment fee. See “The Conversion — Investment Agreement” for a description of our obligation with respect to such expenses.

SEC registration fee	$887
CUSIP assignment fee	$276
Printing, postage and mailing	200,000
Legal fees and expenses	1,245,000
Financial advisory fees and expenses	600,000
Blue sky fees and expenses	5,000
Accounting fees and expenses	250,000
Valuation fees and expenses	125,000
Transfer and conversion agent fees and expenses	50,000
Miscellaneous	23,837

Total	$2,500,000

*	Estimated
Item 14. Indemnification of Directors and Officers.
     Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees, and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a bylaw amendment, approved by shareholders, providing for the elimination of a director’s liability for monetary damages for any action taken or any failure to take any action unless the director has breached or failed to perform the duties of his office, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.
     Our bylaws provide for (i) the indemnification of the directors, officers, employees, and agents of LMI Holdings and its subsidiaries to the fullest extent permitted by Pennsylvania law and (ii) the elimination of a directors’ liability for monetary damages to the fullest extent permitted by Pennsylvania law unless the director has breached or failed to perform the duties of his or her office under Subchapter B of Chapter 17 of the Pennsylvania Business Corporation Law, and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.
     We also maintain an insurance policy insuring our directors, officers and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

     In the agency agreement with Stifel Nicolaus, Stifel Nicolaus agrees to indemnify our officers, directors and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933 under certain conditions and with respect to certain limited information.
Item 15. Recent Sales of Unregistered Securities.
     None.
Item 16. Exhibits and Financial Statement Schedules.
     (a) Exhibits
     1.1 Form of Agency Agreement among LMI Holdings, Inc., Lebanon Mutual Insurance Company and Stifel Nicolaus & Company, Inc.*
     2.1 Plan of Conversion from Mutual to Stock Organization of Lebanon Mutual Insurance Company, dated as of December 19, 2007
     2.2 Investment Agreement dated as of December 19, 2007 by and among LMI Holdings, Inc., Lebanon Mutual Insurance Company and Griffin MTS Partners, LLC
     3.1 Amended and Restated Articles of Incorporation of LMI Holdings, Inc.
     3.2 Bylaws of LMI Holdings, Inc.
     4.1 Form of certificate evidencing shares of common stock of LMI Holdings, Inc.*
     5.1 Opinion of Stevens & Lee regarding stock of LMI Holdings, Inc. being issued*
     8.1 Opinion of Stevens & Lee regarding certain United States federal income tax issues*
     10.1 Employee Stock Ownership Plan of LMI Holdings, Inc.*
     10.2 Employment Agreement, dated as of September 1, 2003, between Lebanon Mutual Insurance Company and Rollin P. Rissinger, Jr.*
     10.3 Employment Agreement, dated as of September 1, 2003, between Lebanon Mutual Insurance Company and Keith A. Ulsh*
     10.4 Stock Incentive Plan of LMI Holdings, Inc.*
     10.5 Casualty Excess of Loss Reinsurance Agreement, dated as of January 1, 1996, between Lebanon Mutual Insurance Company and Munich American Reinsurance Company
     10.6 Property Per Risk Excess of Loss Reinsurance Agreement, dated as of January 1, 1996, between Lebanon Mutual Insurance Company and Munich American Reinsurance Company
     21.1 Subsidiaries of LMI Holdings, Inc.

     23.1 Consent of Beard Miller Company LLP
     23.2 Consent of Feldman Financial Advisors, Inc.
     23.3 Consent of Stevens & Lee (contained in Exhibits 5.1 and 8.1)*
     24.1 Power of Attorney (contained on signature pages)
     99.1 Pro Forma Appraisal Report, dated April 11, 2008, prepared for Lebanon Mutual Insurance Company by Feldman Financial Advisors, Inc.
     99.2 Letter dated                     , 2008 to Lebanon Mutual Insurance Company from Feldman Financial Advisors, Inc. regarding fair market value of subscription rights*
     99.3 Stock Order Form*
     99.4 Question and Answer Brochures*
     99.5 Letters to prospective purchasers of stock in offering*
     99.6 Lebanon Mutual Insurance Company Policyholder Proxy Statement

*	To be filed by amendment.
          (b) Financial Statement Schedules
     All Schedules have been omitted as not applicable or not required under the rules of Regulation S-K.
Item 17. Undertakings.
     The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings in clauses (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the bylaws of the registrant, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
     The undersigned registrant hereby undertakes that:
     (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
     (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Cleona, Commonwealth of Pennsylvania, on April 16, 2008.

LEBANON INSURANCE GROUP, INC.

By:	/s/ Rollin P. Rissinger, Jr. Rollin P. Rissinger, Jr., President and Chief Executive Officer
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rollin P. Rissinger, Keith A. Ulsh, Jeffrey P. Waldron and Wesley R. Kelso, and each of them acting individually, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any and all registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Rollin P. Rissinger, Jr. Rollin P. Rissinger, Jr.	Director President and Chief Executive Officer	April 16, 2008

/s/ Keith A. Ulsh Keith A. Ulsh	Director Treasurer and Chief Financial Officer and Chief Accounting Officer	April 16, 2008

/s/ Darwin G. Glick Darwin G. Glick	Director and Chairman	April 16, 2008

/s/ S. Bruce Kurtz	Director and Vice Chairman	April 16, 2008
S. Bruce Kurtz

Signature	Capacity	Date

Mark J. Keyser	Director	April , 2008

/s/ Joseph F. Lauck, Jr. Joseph F. Lauck	Director	April 16, 2008

/s/ Warren L. Lewis Warren L. Lewis	Director	April 16, 2008

EXHIBIT INDEX
     1.1 Form of Agency Agreement among LMI Holdings, Inc., Lebanon Mutual Insurance Company and Stifel Nicolaus & Company, Inc.*
     2.1 Plan of Conversion from Mutual to Stock Organization of Lebanon Mutual Insurance Company, dated as of December 19, 2007
     2.2 Investment Agreement dated as of December 19, 2007 by and among LMI Holdings, Inc., Lebanon Mutual Insurance Company and Griffin MTS Partners, LLC
     3.1 Amended and Restated Articles of Incorporation of LMI Holdings Inc.
     3.2 Bylaws of LMI Holdings, Inc.
     4.1 Form of certificate evidencing shares of common stock of LMI Holdings, Inc.*
     5.1 Opinion of Stevens & Lee regarding stock of LMI Holdings, Inc. being issued*
     8.1 Opinion of Stevens & Lee regarding certain United States federal income tax issues*
     10.1 Employee Stock Ownership Plan of LMI Holdings, Inc.*
     10.2 Employment Agreement, dated as of September 1, 2003 between Lebanon Mutual Insurance Company and Rollin P. Rissinger, Jr.*
     10.3 Employment Agreement, dated as of September 1, 2003 between Lebanon Mutual Insurance Company and Keith A. Ulsh*
     10.4 Stock Incentive Plan of LMI Holdings, Inc.*
     10.5 Casualty Excess of Loss Reinsurance Agreement, dated as of January 1, 1996, between Lebanon Mutual Insurance Company and Munich American Reinsurance Company
     10.6 Property Per Risk Excess of Loss Reinsurance Agreement, dated as of January 1, 1996, between Lebanon Mutual Insurance Company and Munich American Reinsurance Company
     21.1 Subsidiaries of LMI Holdings, Inc.
     23.1 Consent of Beard Miller Company LLP
     23.2 Consent of Feldman Financial Advisors, Inc.
     23.3 Consent of Stevens & Lee (contained in Exhibits 5.1 and 8.1)*
     24.1 Power of Attorney (contained on signature page)

     99.1 Pro Forma Appraisal Report, dated as of April 11, 2008, prepared for Lebanon Mutual Insurance Company by Feldman Financial Advisors, Inc.
     99.2 Letter dated                     , 2008, to Lebanon Mutual Insurance Company from Feldman Financial Advisors, Inc. regarding fair market value of subscription rights*
     99.3 Stock Order Form*
     99.4 Question and Answer Brochures*
     99.5 Letters to prospective purchasers of stock in offering*
     99.6 Lebanon Mutual Insurance Company Policyholder Proxy Statement

*	To be filed by amendment